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ROCKET FUEL INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on May 24, 2013
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ROCKET FUEL INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	30-0472319 (I.R.S. Employer Identification Number)

350 Marine Parkway
Marina Park Center
Redwood City, CA 94065
(650) 595-1300

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

George H. John
Chief Executive Officer
Rocket Fuel Inc.
350 Marine Parkway
Marina Park Center
Redwood City, CA 94065
(650) 595-1300
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Steven E. Bochner Rachel B. Proffitt Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	JoAnn C. Covington General Counsel Chief Privacy Officer Rocket Fuel Inc. 350 Marine Parkway Marina Park Center Redwood City, CA 94065 (650) 595-1300	Mark C. Stevens Jeffrey R. Vetter James D. Evans Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500

           Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee

Common Stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion, Dated                           , 2013

                  Shares

Rocket Fuel Inc.

Common Stock

        This is the initial public offering of the common stock of Rocket Fuel Inc. We are selling                          shares of common stock, and the selling stockholders identified in this prospectus are selling                          shares of common stock. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $             and $             per share. We intend to apply to list our common stock on the                          under the symbol "FUEL".

        The underwriters have the option to purchase up to                          additional shares from us and the selling stockholders at the initial price to the public less the underwriting discounts and commissions.

        We are an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements under the federal securities laws. Investing in our common stock involves risks. See "Risk Factors" beginning on page 13.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Rocket Fuel	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock is expected to be made on or about                          , 2013.

        Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Citigroup

Needham & Company	Oppenheimer & Co.	Piper Jaffray	BMO Capital Markets

The date of this prospectus is                          , 2013.

        Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

        Through and including                                    , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        For investors outside of the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States are required to inform themselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

        The following summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

        Rocket Fuel is a technology company that has developed an Artificial Intelligence and Big Data-driven predictive modeling and automated decision-making platform. Our technology is designed to address the needs of markets in which the volume and speed of information render real-time human analysis infeasible. We are focused on the large and growing digital advertising market that faces these challenges.

        There are tens of billions of daily trades across all digital advertising exchanges, thousands of times more than the number of daily trades executed by NASDAQ and the NYSE combined. Our Artificial Intelligence, or AI, system autonomously purchases ad spots, or impressions, one at a time, on these exchanges to create portfolios of impressions designed to optimize the goals of our advertisers, such as increased sales, heightened brand awareness and decreased cost per customer acquisition. We believe that our customers value our solution, as revenue recognized from all customers that ran campaigns with us in 2011 grew approximately 75% in 2012.

        Our solution is designed to optimize both direct-response campaigns focused on generating specific consumer purchases or responses, as well as brand campaigns geared towards lifting brand metrics. We have successfully run advertising campaigns for products and brands ranging from consumer products to luxury automobiles to travel. We provide a differentiated solution that is simple, powerful, scalable and extensible across geographies, industry verticals and the display, mobile, social and video digital advertising channels. According to MAGNA GLOBAL as of May 2013, the display, mobile, social and video channels for digital advertising are expected to grow from $54 billion in 2012 to $89 billion in 2016 globally.

        Increasingly, companies are attempting to leverage Big Data and data scientists to make strategic and tactical decisions. At Rocket Fuel, rather than focusing on data analysis by humans, we have built tools to perform analysis and make decisions autonomously. The benefit of a general platform that autonomously adapts and learns while solving multiple problems instead of solving one specific problem at a time is that, with very little manual configuration, our platform simultaneously runs hundreds of campaigns for advertisers with highly diverse goals.

        Our team of award-winning computer scientists developed and continues to enhance our disruptive technology. Our scientists have backgrounds in AI, Big Data, machine learning, and high-availability and distributed systems, from institutions including Massachusetts Institute of Technology, Stanford University, Indian Institute of Technology and Carnegie Mellon University. Benefiting from our unique combination of technology and industry expertise, we have rapidly grown our business, building a diversified customer base during 2012 comprising over 65 of the Advertising Age 100 Leading National Advertisers and over 40 of the Fortune 100 companies.

        As our customers realize the performance of their campaigns on our platform, we often receive feedback that we are a top performer, and consequently, we often receive increased allocations that contribute to our revenue growth. For the years ended December 31, 2010, 2011 and 2012, our revenue was $16.5 million, $44.7 million and $106.6 million, respectively, representing a compound annual growth rate, or CAGR, of 154%. For the three months ended March 31, 2012 and 2013, our revenue was $16.6 million and $38.2 million, respectively, representing period-over-period growth of 130%. For the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, our net loss was $(3.2) million, $(4.3) million, $(10.3) million, $(1.6) million and $(8.1) million, respectively. For the years ended December 31, 2010, 2011 and 2012 and for the three months ended March 31, 2012 and 2013, our adjusted EBITDA was $(2.9) million, $(3.1) million, $(3.0) million, $(1.0) million and $(4.6) million, respectively. Adjusted EBITDA is a financial measure not presented in accordance with generally accepted accounting principles, or GAAP. For a definition of adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of adjusted EBITDA to our net loss, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

Our Industry

        The convergence of several trends is generating demand for technology-driven solutions:

AI is increasingly becoming an accepted and important technology used to solve complex problems.

        Over the last decade, AI has gained prominence in several fields, including aeronautics, securities trading, logistics, space exploration and medical diagnosis, as well as through seminal technology events, such as IBM's Watson winning Jeopardy, NASA's Curiosity landing itself on the surface of Mars and Google's self-driving cars operating on highways. AI-driven systems can rapidly process enormous amounts of data and execute transactions on a large scale, enabling decision-making capabilities that generally are not otherwise feasible or economical. The cost of computational power is rapidly decreasing, making AI solutions more practical for mainstream business applications. We believe this trend has created a significant opportunity to harness the power of AI to make complex business decisions autonomously.

The proliferation of data is creating new opportunities to optimize business processes.

        The continuing increase in global online activity generates massive amounts of data that can be collected and analyzed to provide valuable insights for business processes, especially given the dramatic drop in computation and storage costs. According to the IDC Digital Universe Study, the global volume of digital information created, replicated and consumed is expected to grow from 2.8 zettabytes in 2012 to 40 zettabytes in 2020, which implies a doubling of data every two years, with 68% of all digital data created and consumed by consumers in 2012.

The Internet is transforming consumer habits, media consumption and advertising spending allocations.

        Over the past decade, the Internet has become a primary channel for content creation, consumption, social engagement and commerce. Adults in the United States spend more time online and on mobile devices for non-voice activities than ever before. With the rapid growth of online activity and the proliferation of Internet-connected devices, advertisers are increasingly using the Internet to reach, influence and creatively engage consumers. As a result, digital advertising spending as a percentage of overall advertising spending has increased substantially in recent years.

Digital advertising is shifting to market-driven, real-time bidding systems.

        Real-time advertising exchanges are emerging and growing rapidly, and have reduced the transactional friction that historically was associated with the buying and selling of digital advertising inventory. Real-time bidding, or RTB, is the real-time purchase and sale of advertising inventory on an impression-by-impression basis on advertising exchanges. RTB is expanding faster than any other segment of the digital advertising industry as a result of a number of trends, including the emergence of programmatic buying, which enables the automated purchasing of advertising inventory; the creation of an abundance of digital advertising inventory, which has grown substantially as consumers and content have continued to migrate online; increased use of real-time advertising exchanges by publishers; and recognition by advertisers that using real-time advertising exchanges is an effective way to achieve their campaign goals. Adding to these trends is the virtuous cycle that has been created as publishers increase inventory supply, enabling better advertising results, which then increases demand for additional advertising inventory, leading to increased incentives for publishers to make additional inventory available through real-time advertising exchanges.

Our Market Opportunity

        According to MAGNA GLOBAL as of May 2013, display, mobile, social and video channels for digital advertising are forecast to grow from $54 billion in 2012 to $89 billion in 2016 globally, a 13% CAGR, broken into the following segments:

  •
  Display. According to MAGNA GLOBAL, display advertising, excluding mobile, social and video, was a $35 billion market in 2012 and is forecast to grow to $37 billion in 2016, a 1% CAGR. Growth in display advertising, excluding mobile, social and video, is slower than in other channels as overall display advertising growth is being driven by mobile, social and video advertising.

  •
  Mobile. According to MAGNA GLOBAL, mobile advertising, including mobile search and display, was a $7 billion market in 2012 and is forecast to grow to $21 billion in 2016, a 33% CAGR. We currently are focused only on the display portion of the mobile market.

  •
  Social. According to MAGNA GLOBAL, social advertising was a $6 billion market in 2012 and is forecast to grow to $20 billion in 2016, a 32% CAGR.

  •
  Video. According to MAGNA GLOBAL, online video advertising was a $5 billion market in 2012 and is forecast to grow to $11 billion in 2016, a 22% CAGR.

        Digital advertising across these channels is bought and sold using various methods, including RTB exchanges, which, according to IDC, is expanding faster than any other segment of the digital advertising industry.

        According to MAGNA GLOBAL as of December 2012, total advertising spending for digital and traditional media reached $480 billion in 2012 globally. We believe that advertisers will continue to shift advertising spending from traditional media to programmatic buying.

Challenges Faced by Digital Advertisers

        Advertisers that want to conduct digital advertising campaigns face several challenges, including:

  •
  Achieving measurable results. Increasingly, advertisers seek to measure the results of their campaigns and expect tangible and quantifiable business results, such as heightened brand awareness and increased sales.

  •
  Addressing the rapidly changing and highly fragmented consumer environment. Consumers' digital-media habits are evolving, with consumers accessing and consuming content across many different Internet-connected devices, resulting in highly-fragmented audiences. As a result, advertisers are demanding the ability to adjust their advertising spending in real time to reach and influence their prospective consumers.

  •
  Navigating industry complexity. The rapid growth of the digital advertising industry has created a highly complex environment for advertisers, with multiple channels, technologies and solutions offered by industry participants.

  •
  Leveraging complex data. Many large advertisers have already made significant investments in data and are struggling with the challenge of how to most effectively make use of the sheer volume of data available to them to gain valuable timely insights.

  •
  Operating in real time. The massive volume and real-time creation of data generally precludes effective human review, analysis, optimization and implementation of advertising campaigns, making it difficult and time consuming for existing providers of digital advertising solutions to make strategic adjustments in their campaigns.

Our Solution

        Driven by our disruptive AI technology, our real-time optimization engine delivers digital advertising campaigns that are effective and efficient, and are easy for us to set up and manage. We apply our AI-driven proprietary predictive modeling and automated decision-making technology, together with Big Data and our computational infrastructure, to create a new class of technology specifically designed for powerful programmatic buying on real-time advertising exchanges. The key benefits of our solution for advertisers include:

  •
  Better results faster. Our technology considers millions of attributes to determine how to respond to the tens of billions of bid requests for advertising impressions that we receive each day. We bid on billions of these impressions per day, in approximately 100 milliseconds per bid request. As our engine learns which attributes best contribute to meeting campaign goals, it adapts as campaigns run to improve performance measured against these goals. This enables us to deliver more rapid optimization and better campaign results than the periodic manual adjustments of traditional solutions.

  •
  Business goal oriented. Our solution transforms the way campaigns are optimized, learning and adapting in real-time, which we refer to as "Advertising that Learns," to achieve advertisers' measurable business goals, such as reduced cost per customer acquisition, increased sales and heightened brand awareness.

  •
  Comprehensive solution. Our solution delivers and optimizes both direct-response campaigns focused on generating specific consumer purchases or responses, as well as brand campaigns geared towards lifting brand metrics. Our solution delivers campaigns across the display, mobile, social and video digital advertising channels and is extensible across a wide range of industry verticals on a global basis.

  •
  Simple and powerful. We simplify digital advertising campaign management by requiring only a limited number of initial inputs from our advertisers. Our solution then automates advertising campaigns by analyzing petabytes of data to optimize performance in real time, generate insights and analysis and, in many cases, superior results for advertisers.

  •
  Scalable. Leveraging the massive amounts of inventory available through real-time advertising exchanges, our solution enables advertisers to efficiently connect with large audiences while it maintains a focus on results-driven optimization.

Our Competitive Strengths

        We believe that the following strengths differentiate us from our competitors:

  •
  Disruptive AI-driven technology that delivers exceptional results for advertisers. Our AI-driven advertising solution learns and adapts in real time with minimal human inputs.

  •
  Proprietary computational infrastructure. We process and analyze massive amounts of data through our real-time optimization engine. Our computational infrastructure is capable of processing tens of billions of events per day, which allows us to automatically execute and optimize highly complex advertising campaigns and deliver compelling results for our advertisers.

  •
  Scalable comprehensive solution. Our solution enables us to run direct-responses or brand campaigns for advertisers across and within the display, mobile, social and video digital advertising channels. We provide offerings that are extensible across industry verticals and geographies.

  •
  Premier and diversified customer base. As of March 31, 2013, we had 560 active customers, including many of the world's leading advertisers across a broad range of industry verticals.

  •
  Attractive and scalable financial model. We believe that we benefit from a scalable financial model that has demonstrated high revenue growth. We have reached significant scale since our incorporation in March 2008. Our revenue was $106.6 million in 2012, representing year-over-year growth of 139%. Our net loss was $(10.3) million in 2012 and $(8.1) million for the three months ended March 31, 2013. We recorded cumulative adjusted EBITDA of $(13.6) million from the beginning of 2010 through March 31, 2013. We have made significant investments in technology and sales and marketing, and we believe that these investments will provide us with long-term benefits. Adjusted EBITDA is a non-GAAP financial measure. For a definition of adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of adjusted EBITDA to our net loss, see in "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

  •
  Experienced team. We believe that the extensive experience and depth of our management team provides us with a distinct competitive advantage. In addition, we benefit from our corporate culture, which we believe has allowed us to attract a highly qualified employee base with substantial experience in the digital advertising and technology industries, including employees holding PhDs and Masters degrees from many top-tier institutions, as well as two winners of the Special Interest Group of Management and Data, or SIGMOD, best paper award and one author of a machine learning top 10 most cited academic publication.

Our Growth Strategies

        We plan to continue improving our AI-driven platform to deliver a highly differentiated and disruptive solution. Our key growth strategies include:

  •
  Extending our technology leadership. We expect to continue enhancing our solution through investments in our AI technology, new functionalities and offerings, our computational infrastructure and Big Data management and analytics.

  •
  Growing awareness and increasing advertiser adoption of our solution. We intend to continue to grow our sales and marketing organization to generate awareness and increase the adoption of our solution among existing and new advertisers.

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  Increasing our mobile, social and video market penetration. We intend to continue investing in our engineering and sales and marketing organizations to expand our capabilities in mobile, social and video advertising to efficiently expand our advertiser base, gain market penetration and grow revenue in these channels.

  •
  Continuing our global expansion. We currently operate in seven countries, and we intend to continue to expand our international business primarily by growing our sales team in certain countries in which we currently operate and establishing a presence in additional countries.

  •
  Pursuing strategic acquisitions. We intend to evaluate opportunities to acquire complementary businesses and technologies that are consistent with our overall growth strategy.

Key Operating and Financial Performance Metrics

        The following table sets forth our key operating and financial performance metrics for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013:

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
	(in thousands, except number of active customers)
Revenue	$44,652	$106,589	$16,623	$38,212
Revenue less media costs (non-GAAP)*	$22,003	$55,920	$8,935	$21,566
Adjusted EBITDA (non-GAAP)*	$(3,125)	$(2,981)	$(1,040)	$(4,625)
Number of active customers	266	536	265	560
  •
  Revenue less media costs. We believe that revenue less media costs is a meaningful measure of operating performance because it is frequently used for internal management purposes and helps facilitate a more complete period-to-period understanding of factors and trends affecting our underlying revenue performance.

  •
  Adjusted EBITDA. We believe adjusted EBITDA provides useful information to understand and evaluate our operating results.

  •
  Number of active customers. We believe that our ability to increase the number of active customers using our solution is an important indicator of our ability to grow our business, although we expect this number to fluctuate based on the seasonality in our business and other factors.

        * For a reconciliation of these Non-GAAP financial measures, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

Risks Affecting Us

        Our business is subject to numerous risks, which are highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. Some of these risks include:

  •
  our limited operating history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment;

  •
  we have a history of losses and may not achieve or sustain profitability in the future;

  •
  if we are unable to attract new advertisers or sell additional offerings to our existing advertisers, our revenue growth will be adversely affected;

  •
  if we do not manage our growth effectively, the quality of our solution may suffer, and our operating results may be negatively affected;

  •
  we may experience fluctuations in our operating results, which make our future results difficult to predict and could cause our operating results to fall below analysts' and investors' expectations;

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  if we fail to make the right investment decisions in our offerings and technology platform, we may not attract and retain advertisers and advertising agencies, and our revenue and results of operations may decline;

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  if the use of "third party cookies" is rejected by Internet users, restricted or otherwise subject to unfavorable regulation, our performance may decline and we may lose advertisers and revenue;

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  potential "Do Not Track" standards or government regulation could negatively impact our business;

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  legislation and regulation of online businesses, including privacy and data protection regimes, could have a material adverse effect on our business; and

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  we may not be able to compete successfully against current and future competitors.

Corporate Information

        We were incorporated in Delaware in 2008. Our principal executive offices are located at 350 Marine Parkway, Marina Park Center, Redwood City, CA 94065. Our telephone number is (650) 595-1300.

        Our website address is www.rocketfuel.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

        Unless otherwise indicated, the terms "Rocket Fuel," "we," "us" and "our" refer to Rocket Fuel Inc., a Delaware corporation.

        "Rocket Fuel" is our registered trademark in the United States and the European Union, and the Rocket Fuel logo, "Advertising that Learns," and all of our solution names are our trademarks. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies' trade names, trademarks, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders.

Emerging Growth Company

        The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as "emerging growth companies." We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

        We will remain an emerging growth company until the earliest to occur of (1) the last day of the fiscal year in which we have $1.0 billion or more in annual revenue; (2) the date we qualify as a "large accelerated filer," with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

        For certain risks related to our status as an emerging growth company, see the disclosure elsewhere in this prospectus under "Risk Factors—Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock—We are an 'emerging growth company,' and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors."

THE OFFERING

        The following is a brief summary of certain terms of this offering. For a more complete description of the terms of our common stock, see "Description of Capital Stock—Common Stock."

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Total common stock offered	shares
Over-allotment option being offered by us and the selling stockholders	shares (with shares being offered by us and shares being offered by the selling stockholders)
Common stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their over-allotment option in full)
Use of proceeds
We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures. We also may use a portion of the net proceeds from this offering to repay outstanding indebtedness, or to acquire or invest in technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions at this time.
We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See "Use of Proceeds."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our common stock.
Proposed symbol	FUEL

        The number of shares of our common stock to be outstanding after this offering is based on 28,442,172 shares of our common stock outstanding as of March 31, 2013, and excludes:

  •
  6,903,529 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2013 pursuant to our 2008 Equity Incentive Plan, or 2008 Plan, with a weighted-average exercise price of $5.03 per share;

  •
  799,800 shares of common stock issuable upon the exercise of options granted after March 31, 2013 pursuant to our 2008 Plan, with a weighted-average exercise price of $15.33 per share;

  •
  104,997 shares of common stock issuable upon the exercise of a convertible preferred stock warrant outstanding as of March 31, 2013, with an exercise price of $0.9286 per share; and

  •
  shares of common stock reserved for future grants under our stock-based compensation plans, consisting of

    •
    22,248 shares of common stock as of March 31, 2013 reserved for future grants under our 2008 Plan, and an additional 1,743,000 shares of common stock reserved for future grants under our 2008 Plan subsequent to March 31, 2013, which shares will be added to the shares to be reserved under our 2013 Equity Incentive Plan, or 2013 Plan, which will become effective upon the completion of the offering;

    •
    shares of common stock reserved for future grants under our 2013 Plan;

    •
    shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, or ESPP, which will become effective upon the completion of the offering; and

    •
    any shares of common stock that become available subsequent to the offering under our 2013 Plan and ESPP pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans."

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  the effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws in connection with the completion of this offering;

  •
  the automatic conversion of all shares of our convertible preferred stock outstanding as of March 31, 2013 into an aggregate of 19,478,932 shares of common stock immediately prior to the completion of this offering;

  •
  the automatic conversion of an outstanding warrant exercisable for 104,997 shares of our convertible preferred stock as of March 31, 2013 into a warrant exercisable for shares of common stock upon the completion of the offering;

  •
  no exercise of outstanding options or warrants subsequent to March 31, 2013, except for the automatic conversion of an outstanding warrant into an aggregate of 161,533 shares of our common stock in connection with the completion of the offering; and

  •
  no exercise of the underwriters' over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER DATA

        The following tables summarize our consolidated financial data. You should read this summary consolidated financial data together with the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes that are included elsewhere in this prospectus.

        The consolidated statements of operations data for the years ended December 31, 2011 and 2012 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management's opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

	Years Ended December 31,		Three Months Ended March 31,
Consolidated Statement of Operations Data:	2011	2012	2012	2013
	(in thousands, except per share data)
Revenue(1)	$44,652	$106,589	$16,623	$38,212
Cost of revenue(2)	27,300	60,011	9,449	20,671

Gross profit	17,352	46,578	7,174	17,541

Operating expenses:
Research and development(2)	1,545	4,876	727	2,412
Sales and marketing(2)	17,256	41,069	6,844	16,230
General and administrative(2)	2,336	8,403	1,087	5,177

Total operating expenses	21,137	54,348	8,658	23,819

Loss from operations	(3,785)	(7,770)	(1,484)	(6,278)
Other expense, net:
Interest expense	(250)	(316)	(66)	(124)
Other income (expense)—net	33	135	69	(519)
Change in fair value of convertible preferred stock warrant liability	(295)	(2,308)	(115)	(1,097)

Other expense, net	(512)	(2,489)	(112)	(1,740)

Loss before income taxes	(4,297)	(10,259)	(1,596)	(8,018)
Provision for income taxes	(28)	(84)	(14)	(54)

Net loss	$(4,325)	$(10,343)	$(1,610)	$(8,072)

Basic and diluted net loss per share attributable to common stockholders(3)	$(0.57)	$(1.29)	$(0.20)	$(0.97)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	7,600	8,024	7,878	8,298

Basic and diluted pro forma net loss per share attributable to common stockholders(3)		$(0.29)		$(0.25)

Basic and diluted weighted-average shares used to compute pro forma net loss per share attributable to common stockholders		27,664		27,938

(1)
Beginning January 1, 2011, we adopted a new authoritative guidance on multiple arrangements on a prospective basis. The adoption did not materially impact the comparability of revenue between the periods presented.

(2)
Stock-based compensation expense was as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$7	$37	$7	$27
Research and development	8	734	26	391
Sales and marketing	66	1,100	45	512
General and administrative	83	1,450	76	635

	$164	$3,321	$154	$1,565

(3)
See Note 9 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
	(in thousands)
Other Financial Data:
Revenue less media costs(1)	$22,003	$55,920	$8,935	$21,566
Adjusted EBITDA(2)	$(3,125)	$(2,981)	$(1,040)	$(4,625)

(1)
Revenue less media costs is a non-GAAP financial measure. We define revenue less media costs as GAAP revenue less media costs. Media costs consist of costs for advertising impressions we purchase from real-time advertising exchanges through real-time bidding, or RTB, or other third parties. Please see "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for more information as to the limitations of using non-GAAP measures and for the reconciliation of revenue less media costs to revenue, the most directly comparable financial measure calculated in accordance with GAAP.
(2)
Adjusted EBITDA is a non-GAAP financial measure. We define adjusted EBITDA as net loss before income tax (expense) benefit, interest expense, net, depreciation and amortization (excluding amortization of internal use software), stock based compensation expense and change in fair value of convertible preferred stock warrant liability. Please see "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for more information as to the limitations of using non-GAAP measures and for the reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

	As of March 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,736	$15,736	$
Working capital	$41,864	$41,864	$
Total assets	$78,804	$78,804	$
Debt obligations, long term	$16,228	$16,228	$
Total stockholders' equity	$34,405	$38,243	$

(1)
The pro forma column reflects (i) the automatic conversion of all outstanding shares of preferred stock into 19,478,932 shares of common stock and (ii) the reclassification of the preferred stock warrant liability to additional paid-in capital, each to be effective immediately prior to the closing of this offering.
(2)
The pro forma as adjusted column reflects all adjustments included in the pro forma column and gives effect to the sale by us of                  shares of common stock offered by this prospectus at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of cash and cash equivalents, working capital, total assets, and total stockholders' equity by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information presented in the summary consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks materialize, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

Our limited operating history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment.

        We were incorporated in 2008 and, as a result, have only a limited operating history upon which our business and future prospects may be evaluated. Although we have experienced substantial revenue growth in our limited history, we may not be able to sustain this rate of growth or even maintain our current revenue levels. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges related to recruiting, integrating and retaining qualified employees; making effective use of our limited resources; achieving market acceptance of our existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining advertisers and advertising agency customers; and developing new solutions. Our current operational infrastructure may require changes for us to scale our business efficiently and effectively to keep pace with demand for our solution, and achieve long-term profitability. If we fail to implement these changes on a timely basis or are unable to implement them effectively, or at all due to factors beyond our control, our business may suffer. We cannot assure you that we will be successful in addressing these and other challenges we may face in the future. As a growing company in a rapidly evolving industry, our business prospects depend in large part on our ability to:

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  build a reputation for a superior solution and create trust and long-term relationships with advertisers and advertising agencies;

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  distinguish ourselves from competitors in our industry;

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  develop and offer a competitive technology platform and offerings that meet our advertisers' needs as they change;

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  maintain and expand our relationships with the sources of quality inventory through which we execute our advertisers' advertising campaigns;

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  respond to evolving industry standards and government regulations that impact our business, particularly in the areas of data collection and consumer privacy;

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  prevent or otherwise mitigate failures or breaches of security or privacy;

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  expand our business internationally; and

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  attract, hire, integrate and retain qualified and motivated employees.

        If we are unable to meet one or more of these objectives or otherwise adequately address the risks and difficulties that we face, our business may suffer, our revenue may decline and we may not be able to achieve further growth or long-term profitability.

We have a history of losses and may not achieve or sustain profitability in the future.

        We incurred net losses of $(4.3) million and $(10.3) million in 2011 and 2012, respectively, and a net loss of $(8.1) million for the quarter ended March 31, 2013. As of March 31, 2013, we had an accumulated deficit of $31.6 million. We may not achieve profitability in the foreseeable future, if at all. Although our revenue has increased significantly in recent periods, we may not be able to sustain this revenue growth. In addition, our operating expenses have increased with our revenue growth, primarily due to substantial investments in our business and more than doubling our headcount during 2012. We expect our cost of revenue and operating expenses to continue to increase substantially in the foreseeable future as we continue to expand our business, including by adding sales, marketing and related support employees in existing and new territories, adding engineering employees to support continued investments in our technology platform and adding general and administrative employees to support our growth and expansion.

If we are unable to attract new advertisers or sell additional offerings to our existing advertisers, our revenue growth will be adversely affected.

        To sustain or increase our revenue, we must add new advertisers and encourage existing advertisers, which are often represented by advertising agencies, to purchase additional offerings from us. As the digital advertising industry matures and as competitors introduce lower cost or differentiated products or services that compete with or are perceived to compete with ours, our ability to sell our solution to new and existing advertisers based on our offerings, pricing, technology platform and functionality could be impaired. Although some advertisers that are repeat users of our solution tend to increase their spend over time, conversely, some advertisers that are newer to our solution, tend to spend less than, and may not return as frequently as, advertisers who have used our solution for longer periods of time. If we fail to retain or cultivate the spending of our newer, lower-spending advertisers, it will be difficult for us to sustain and grow our revenue from existing advertisers. Even with long-time advertisers, we may reach a point of saturation at which we cannot continue to grow our revenue from those advertisers because of internal limits that advertisers may place on the allocation of their advertising budgets to digital media, to particular campaigns, to a particular provider or for other reasons not known to us. If we are unable to attract new advertisers or obtain new business from existing advertisers, our revenue, growth and our business may be adversely affected.

If we do not manage our growth effectively, the quality of our solution may suffer, and our operating results may be negatively affected.

        Our business has grown rapidly. We rely heavily on information technology, or IT, systems to manage critical functions such as advertising campaign management and operations, data storage and retrieval, revenue recognition, budgeting, forecasting and financial reporting. To manage our growth effectively, we must continue to improve and expand our infrastructure, including our IT, financial and administrative systems and controls. We must also continue to manage our employees, operations, finances, research and development and capital investments efficiently. Our productivity and the quality of our solution may be adversely affected if we do not integrate and train our new employees, particularly our sales and account management personnel, quickly and effectively and if we fail to appropriately coordinate across our executive, engineering, finance, human resources, marketing, sales, operations and customer support teams. If we continue our rapid growth, we will incur additional expenses, and our growth may continue to place a strain on our resources, infrastructure and ability to maintain the quality of our solution. If we do not adapt to meet these evolving challenges, and if the current and future members of our management team do not effectively scale with our growth, the quality of our solution may suffer and our corporate culture may be harmed. Failure to manage our future growth effectively could cause our business to suffer, which, in turn, could have an adverse impact on our results of operations and financial condition.

We may experience fluctuations in our operating results, which make our future results difficult to predict and could cause our operating results to fall below analysts' and investors' expectations.

        Our quarterly and annual operating results have fluctuated in the past. Similarly, we expect our future operating results to fluctuate for the foreseeable future due to a variety of factors, many of which are beyond our control. Our fluctuating results could cause our performance to fall below the expectations of securities analysts and investors, and adversely affect the price of our common stock. Because our business is changing and evolving rapidly, our historical operating results may not be useful in predicting our future operating results. Factors that may increase the volatility of our operating results include the following:

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  changes in demand and pricing for our solution;

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  the seasonal nature of our customers' spending on digital advertising campaigns;

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  changes in our pricing policies, the pricing policies of our competitors and the pricing of advertising inventory or of other third-party services;

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  the addition or loss of new advertisers and advertising agencies;

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  changes in our customers' advertising budget allocations, agency affiliations, or marketing strategies;

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  changes and uncertainty in the regulatory environment for us or our advertisers;

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  changes in the economic prospects of our advertisers or the economy generally, which could alter current or prospective advertisers' spending priorities, or could increase the time or costs required to complete sales with advertisers;

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  changes in the availability of advertising inventory through real-time advertising exchanges or in the cost to reach end consumers through digital advertising;

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  the introduction of new technologies product or service offerings by our competitors;

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  changes in our capital expenditures as we acquire the hardware, equipment and other assets required to support our business; and

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  costs related to acquisitions of people, businesses or technologies.

Based upon all of the factors described above and others beyond our control that we may not anticipate, we have a limited ability to forecast our future revenues, costs and expenses, and as a result, our operating results may from time to time fall below our estimates or the expectations of public market analysts and investors.

If we fail to make the right investment decisions in our offerings and technology platform, we may not attract and retain advertisers and advertising agencies and our revenue and results of operations may decline.

        We compete for advertisers, which are often represented by advertising agencies, who want to purchase digital media for advertising campaigns. Our industry is subject to rapid changes in standards, technologies, products and service offerings, as well as in advertiser demands and expectations. We continuously need to make decisions regarding which offerings and technology to invest in to meet advertiser demand and evolving industry standards and regulatory requirements. We may make wrong decisions regarding these investments. For example, we expect advertisers to award us credit, or attribution, for impressions that generate specific consumer purchases or responses using certain criteria such as last ad clicked or viewed. Our technology considers these attribution models and if new attribution models are introduced by advertisers, we may need to make changes in our technology. If new or existing competitors offer more attractive offerings, we may lose advertisers or advertisers may decrease their spending on our solution. New advertiser demands, superior competitive offerings or new industry standards could render our existing solution unattractive, unmarketable or obsolete and require us to make substantial unanticipated changes to our technology platform or business model. Our failure to adapt to a rapidly changing market or to anticipate advertiser demand could harm our business and our financial performance.

If the use of "third party cookies" is rejected by Internet users, restricted or otherwise subject to unfavorable regulation, our performance may decline and we may lose advertisers and revenue.

        We use "cookies" (small text files) to deliver our solution. Our cookies are known as "third party cookies" because they are placed on individual browsers when Internet users visit a website owned by a publisher, advertiser or other first party that has given us permission to place cookies. These cookies are placed through an Internet browser on an Internet user's computer and correspond with a data set that we keep on our servers. Our cookies record non-personal information, such as when an Internet user views an ad, clicks on an ad, or visits one of our advertiser's websites through a browser while the cookie is active. On mobile devices, we may also obtain location based information. We use these cookies to help us achieve our advertisers' campaign goals, to help us ensure that the same Internet user does not unintentionally see the same advertisement, to report aggregate information to our advertisers regarding the performance of their advertising campaigns, and to detect and prevent fraudulent activity throughout our network of inventory. We also use data from cookies to help us decide whether to bid on, and how to price, an opportunity to place an advertisement in a certain location, at a given time, in front of a particular Internet user. Without cookie data, we may bid on advertising without as much insight into activity that has taken place through an Internet user's browser. A lack of cookie data may detract from our ability to make decisions about which inventory to purchase for an advertiser's campaign, and undermine the effectiveness of our solution.

        Cookies may easily be deleted or blocked by Internet users. All of the most commonly used Internet browsers (Chrome, Firefox, Internet Explorer, and Safari) allow Internet users to modify their browser settings to prevent cookies from being accepted by their browsers. Internet users can also delete cookies from their computers at any time. Some Internet users also download free or paid "ad blocking" software that prevents third party cookies from being stored on a user's computer. If more Internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be harmed. In addition, the Safari browser blocks third party cookies by default. The browser manufacturer, Mozilla, which publishes Firefox, recently announced an intention to block third party cookies by default in the next iteration of the Firefox browser. Unless such default settings in browsers are altered by Internet users to accept third party cookies, fewer of our cookies may be set in browsers, adversely affecting our business.

        In addition, in the European Union, or EU, Directive 2009/136/EC, commonly referred to as the "Cookie Directive," directs EU member states to ensure that accessing information on an Internet user's computer, such as through a cookie, is allowed only if the Internet user has given his or her consent. In response, some member states have adopted and implemented, and may continue to adopt and implement legislation that negatively impacts the use of cookies for online advertising. Limitations on the use or effectiveness of cookies, whether imposed by EU member state implementation of the Cookie Directive or otherwise, may impact the performance of our solution. We may be required to, or otherwise may determine that it is advisable to, develop or obtain additional tools and technologies to compensate for the lack of cookie data. We may not be able to develop or implement additional tools that compensate for the lack of cookie data. Moreover, even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies.

Potential "Do Not Track" standards or government regulation could negatively impact our business.

        As the use of cookies has received ongoing media attention over the past three years, some government regulators and privacy advocates have suggested creating a "Do Not Track" standard that would allow Internet users to express a preference, independent of cookie settings in their browser, not to have website browsing recorded. In 2010, the Federal Trade Commission, or FTC, issued a staff report criticizing the advertising industry's self-regulatory efforts as too slow and lacking adequate consumer protections. The FTC emphasized a need for simplified notice, choice and transparency to the consumer regarding collection, use and sharing of data, and suggested implementing a "Do Not Track" browser setting that allows consumers to choose whether to allow "tracking" of their online browsing activities. All the major Internet browsers have implemented some version of a "Do Not Track" setting. Microsoft's Internet Explorer 10 includes a "Do Not Track" setting that is selected by default. However, there is no definition of "tracking," no consensus regarding what message is conveyed by a "Do Not Track" setting, and no industry standards regarding how to respond to a "Do Not Track" preference. The World Wide Web Consortium chartered a "Tracking Protection Working Group" in 2011 to convene a multi-stakeholder group of academics, thought leaders, companies, industry groups, and consumer advocacy organizations, to create a voluntary "Do Not Track" standard for the web. The group has yet to agree upon a standard. The FTC has stated that it will pursue a legislative solution if the industry cannot agree upon a standard. The "Do-Not-Track Online Act of 2013" was introduced in the United States Senate in February 2013. If a "Do Not Track" browser setting is adopted by many Internet users, and the standard either imposed by state or federal legislation, or agreed upon by standard setting groups, prohibits us from using non-personal data as we currently do, then that could hinder growth of advertising and content production on the web generally, cause us to change our business practices, and adversely affect our business.

Legislation and regulation of online businesses, including privacy and data protection regimes, could have a material adverse effect on our business.

        Government regulation may increase the costs of doing business online. U.S. and foreign governments have enacted or are considering legislation related to online advertising and we expect to see an increase in legislation and regulation related to advertising online, the use of geo-location data to inform advertising, the collection and use of anonymous Internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. Such legislation could affect the costs of doing business online, and may adversely affect the demand for our solution or otherwise harm our business, results of operations and financial condition. For example, a wide variety of provincial, state, national, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. While we have not collected data that is traditionally considered personal data, such as name, email address, address, phone numbers, social security numbers, credit card numbers, financial or health data, we typically do collect and store IP addresses and other device identifiers, that are or may be considered personal data in some jurisdictions or otherwise may be the subject of legislation or regulation. Evolving and changing definitions of personal data, within the European Union, the United States, and elsewhere, especially relating to classification of IP addresses, machine or device identifiers, location data and other information, have in the past, and may cause us in the future, to change our business practices, or limit or inhibit our ability to operate or expand our business. Data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. While we take measures to protect the security of information that we collect, use and disclose in the operation of our business, and to offer certain privacy protections with respect to such information, such measures may not always be effective. In addition, while we take steps to avoid collecting personally identifiable data about consumers, we may inadvertently receive this information from advertisers or advertising agencies or through the process of delivering advertising. Our failure to comply with applicable laws and regulations, or to protect personal data, could result in enforcement action against us, including fines, imprisonment of our officers and public censure, claims for damages by consumers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse impact on our operations, financial performance and business. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our solution by current and future advertisers and advertising agencies.

We may not be able to compete successfully against current and future competitors.

        Competition for our advertisers' advertising budgets is intense. We also expect competition to increase as the barriers to enter our market are low. Increased competition may force us to charge less for our solution, or offer pricing models that are less attractive to us and decrease our margins. Our principal competitors include companies that offer demand-side platforms that allow advertisers to purchase inventory directly from advertising exchanges or other third parties and manage their own consumer data, traditional advertising networks and advertising agencies themselves. We also rely predominately on advertising agencies to purchase our solution on behalf of advertisers, and certain of those agencies are creating competitive solutions, referred to as agency trading desks. If these agency trading desks are successful in leveraging their relationships with the advertisers we may be unable to compete even if our solution is more effective. Similarly, if agencies perceive that we are disintermediating their client relationships, they may not recommend our solution, even though it may be more effective. Some of our competitors have also established reputations for specific services, such as retargeting, for which we do not have an established market presence. We also compete with services offered through large online portals that have significant brand recognition, such as Yahoo!, Google, AOL and MSN. These large portals have substantial proprietary digital advertising inventory that may provide them with competitive advantages, including far greater access to Internet user data, and the ability to significantly influence pricing for digital advertising inventory. We also compete for a share of advertisers' total advertising budgets with online search advertising, for which we do not offer a solution, and with traditional advertising media, such as direct mail, television, radio, cable, and print. Many current and potential competitors have competitive advantages relative to us, such as longer operating histories, greater name recognition, larger client bases, greater access to advertising inventory on premium websites, and significantly greater financial, technical, sales, and marketing resources. Increased competition may result in reduced pricing for our solution, longer sales cycles or a decrease of our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business.

We have been dependent on display advertising. A decrease in the use of display advertising, or our inability to further penetrate display, mobile, social and video advertising channels would harm our business, growth prospects, operating results and financial condition.

        Historically, our customers have predominantly used our solution for display advertising, and the substantial majority of our revenues are derived from advertisers, typically through their agencies, that use our solution for display advertising. We expect that display advertising will continue to be the primary channel used by our customers for the foreseeable future. Should our customers lose confidence in the value or effectiveness of display advertising, the demand for our solution may decline. In addition, our failure to achieve market acceptance of our solution for mobile, social and video advertising would harm our growth prospects, operating results and financial condition.

We have historically relied, and expect to continue to rely, on a small number of customers for a significant portion of our revenue, and the loss of any of these customers may significantly harm our business, results of operations and financial condition.

        A relatively small number of customers have historically accounted for a majority of our revenues. In 2011 and 2012, our top 20 customers accounted for 39% and 38% of our revenue, respectively. However, no customer accounted for 10% or more of our annual revenue for either period. While we expect this reliance to decrease over time, we expect that we will continue to depend upon a relatively small number of customers for a significant portion of our revenue for the foreseeable future. As a result, if we fail to successfully attract or retain new or existing customers or existing customers run fewer advertising campaigns with us, defer or cancel their insertion orders, or terminate their relationship with us altogether, our business, results of operations and financial condition would be harmed.

Our international expansion subjects us to additional costs and risks, and our continued expansion internationally may not be successful.

        Our international expansion subjects us to many challenges associated with supporting a rapidly growing business across a multitude of cultures, customs, monetary, legal and regulatory systems and commercial infrastructures. We have a limited operating history outside of the United States, and our ability to manage our business and conduct our operations internationally requires considerable attention and resources. We began operations in the United Kingdom in 2011. Our UK subsidiary has employees in the United Kingdom, the Netherlands, France and Germany. We established a subsidiary in Germany in 2013. In addition, in 2012 we announced a strategic agreement with a Japanese company that is a wholly-owned subsidiary of a large advertising agency that also owns demand-side technologies that compete with us in the Japanese market. We expect to significantly expand our international operations in the future.

        Our international expansion and the integration of international operations present challenges and risks to our business and require significant attention from our management, finance, analytics, operations, sales and engineering teams to support advertising campaigns abroad. For example, to support campaigns for Japanese advertisers, we must localize our technology platform for language, currency and time zone, while making substantial investments to train our Japanese licensee's sales team to sell our solution in Japan. Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business abroad, may interfere with our ability to offer our solution competitively to advertisers and advertising agencies in one or more countries and expose us or our employees to fines and penalties. In some cases, our advertisers may impose additional requirements on our business in efforts to comply with their interpretation of their own or our legal obligations. These requirements may differ significantly from the requirements applicable to our business in the United States and may require engineering and other costly resources to accommodate. Laws and regulations that may impact us include tax laws, employment laws, data privacy regulations, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials and private entities, such as the U.K. Bribery Act. Violations of these laws and regulations could result in monetary damages, criminal sanctions against us, our officers, or our employees, and prohibitions on the conduct of our business. We may incur significant operating expenses as a result of our international expansion, and it may not be successful. Our international business also subjects us to the impact of global and regional recessions and economic and political instability, differing regulatory requirements, costs and difficulties in managing a distributed workforce, potentially adverse tax consequences in the United States and abroad and restrictions on the repatriation of funds to the United States. Our failure to manage these risks and challenges successfully could materially and adversely affect our business, financial condition and results of operations.

We do not have long-term commitments from our advertisers, and we may not be able to retain advertisers or attract new advertisers that provide us with revenue that is comparable to the revenue generated by any advertisers we may lose.

        Most of our advertisers do business with us by placing insertion orders for particular advertising campaigns. If we perform well on a particular campaign, then the advertisers, or most often, the advertising agency representing such advertisers, may place new insertion orders with us for additional advertising campaigns. We rarely have any commitment from an advertiser beyond the campaign governed by a particular insertion order. Insertion orders may also be cancelled by advertisers or their advertising agencies prior to the completion of the campaign without penalty. As a result, our success is dependent upon our ability to outperform our competitors and win repeat business from existing advertisers, while continually expanding the number of advertisers for whom we provide services. In addition, it is relatively easy for advertisers and the advertising agencies that represent them to seek an alternative provider for their advertising campaigns because there are no significant switching costs, and agencies, with whom we do the majority of our business, often have relationships with many different providers, each of whom may be running portions of the same advertising campaign. Because we do not have long-term contracts, we may not accurately predict future revenue streams, and we cannot guarantee that our current advertisers will continue to use our solution, or that we will be able to replace departing advertisers with new advertisers that provide us with comparable revenue.

If we fail to detect fraud or serve our advertisers' advertisements on undesirable websites, our reputation will suffer, which would harm our brand and reputation and negatively impact our business, financial condition and results of operations.

        Our business depends in part on providing our advertisers with a service that they trust, and we have contractual commitments to take reasonable measures to prevent advertisers' advertisements from appearing on undesirable websites or on certain websites that they identify. We use proprietary technology to detect click fraud and block inventory that we know or suspect to be fraudulent, including "tool bar" inventory, which is inventory that appears within an application, often called a "tool bar", and that overlays a website and displaces any advertising that would otherwise be displayed on such website. We also use third-party services in an effort to prevent our advertisers' advertisements from appearing on undesirable websites. Preventing and combating fraud requires constant vigilance, and we may not always be successful in our efforts to do so. We may serve advertising on inventory that is objectionable to our advertisers, and we may lose the trust of our advertisers, which would harm our brand and reputation and negatively impact our business, financial condition and results of operations. We may also purchase inventory inadvertently that proves to be unacceptable for advertising campaigns, in which case we are responsible for the cost and cannot bill that cost to any campaign. If we buy substantial volumes of unusable inventory, this could negatively impact our results of operations.

Our revenue could decline and our growth could be impeded, if our access to quality advertising inventory is diminished or if we fail to acquire new advertising inventory.

        We must maintain a consistent supply of attractive advertising inventory, meaning the digital space on which we place advertising impressions, including websites, proprietary social networks, such as Facebook, and mobile applications. Our success depends on our ability to secure quality inventory on reasonable terms across a broad range of advertising networks and exchanges, including real time advertising exchanges, such as Google's DoubleClick Ad Exchange or AppNexus; suppliers of video and mobile inventory; and social media platforms, such as the Facebook Exchange, known as FBX.

        The amount, quality and cost of inventory available to us can change at any time. Our suppliers are generally not bound by long-term contracts. As a result, there is no guarantee that we will have access to a consistent supply of quality inventory. Moreover, the number of competing intermediaries that purchase advertising inventory from real-time advertising exchanges continues to increase, which could put upward pressure on inventory costs. If we are unable to compete favorably for advertising inventory available on real-time advertising exchanges, or if real-time advertising exchanges decide not to make their advertising inventory available to us, we may not be able to place advertisements at competitive rates or find alternative sources of inventory with comparable traffic patterns and consumer demographics in a timely manner. Furthermore, the inventory that we access through real-time advertising exchanges may be of low quality or misrepresented to us, despite attempts by us and our suppliers to prevent fraud and conduct quality assurance checks.

        Suppliers control the bidding process for the inventory they supply, and their processes may not always work in our favor. For example, suppliers may place restrictions on the use of their inventory, including prohibiting the placement of advertisements on behalf of certain advertisers. Through the bidding process, we may not win the right to deliver advertising to the inventory that we select and may not be able to replace inventory that is no longer made available to us.

        If we are unable to maintain a consistent supply of quality inventory for any reason, our business, advertiser retention and loyalty, financial condition and results of operations could be harmed.

Currently, our social media offering is entirely dependent on access to Facebook's inventory through FBX.

        Our social media offering is currently limited to social media advertising on the Facebook platform. We have an agreement with Facebook allowing us to integrate directly with FBX to bid on advertising opportunities on Facebook. At this time, we do not have direct integrations with any other social networking sites. Advertisers may prefer to work with companies that provide advertising on social media platforms other than FBX. In addition, there are a number of competing intermediaries that also have direct integrations with FBX. If we are unable to compete favorably for advertising inventory available on FBX, our social offering may not be successful. Also, there is no guarantee that Facebook will continue to make its advertising inventory available to us at all, or upon reasonable terms, and we may not be able to replace the FBX advertising inventory with inventory that meets our advertisers' specific goals with respect to social media. If we are unable to run advertising campaigns on the Facebook platform or find alternative sources of quality social-media inventory, our business, financial position and results of operations could be harmed.

If mobile connected devices, their operating systems or content distribution channels, including those controlled by our competitors, develop in ways that prevent our advertising campaigns from being delivered to their users, our ability to grow our business will be impaired.

        Our sucess in the mobile channel depends upon the ability of our technology platform to integrate with mobile inventory suppliers and provide advertising for most mobile connected devices, as well as the major operating systems that run on them and the thousands of applications that are downloaded onto them. The design of mobile devices and operating systems is controlled by third parties with whom we do not have any formal relationships. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also impact the ability to access specified content on mobile devices. If our solution were unable to work on these devices or operating systems, either because of technological constraints or because a maker of these devices or developer of these operating systems wished to impair our ability to provide advertisements on them or our ability to fulfill advertising space, or inventory, from developers whose applications are distributed through their controlled channels, our ability to generate revenue could be significantly harmed.

Our sales and marketing efforts require significant investment, which may not yield returns in the foreseeable future, if at all.

        We have invested significant resources in our sales and marketing teams to educate potential and prospective advertisers and advertising agencies about the value of our solution. We are often required to explain how our solution can optimize advertising campaigns in real time. Our business depends in part upon an advertisers' confidence, and the confidence of the advertising agencies that represent those advertisers, that our use of real-time advertising exchanges to purchase inventory is superior to other methods of purchasing digital advertising. Real-time bidding through real-time advertising exchanges is still a small part of the overall display, mobile, social and video digital advertising markets. We often spend substantial time and resources responding to requests for proposals from potential advertisers and their advertising agencies, including developing material specific to the needs of such potential advertisers. We may not be successful in attracting new advertisers despite our investment in our business development, sales and marketing organizations. In addition, our sales team is primarily trained and experienced in selling to advertising agencies, which often control an advertiser's budget. If more of our business shifts to direct relationships with brand advertisers, we may not have an adequately trained sales team to support that shift and to sell products effectively to those advertisers.

If we do not effectively grow and train our sales team, we may be unable to add new customers or increase sales to our existing customers and our business will be adversely affected.

        We continue to be substantially dependent on our sales team to obtain new customers and to drive sales from our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, integrating and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and it may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales team will be new to the Company and our solution. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be adversely affected.

Failure to comply with industry self-regulation could harm our brand, reputation and our business.

        We have committed to complying with the Network Advertising Initiative's Code of Conduct and the Digital Advertising Alliance's Self-Regulatory Principles for Online Behavioral Advertising in the United States, as well as similar self-regulatory principles in Europe adopted by the Interactive Advertising Bureau—Europe and the European Digital Advertising Alliance. Our efforts to comply with these principles include offering Internet users notice and transparency when advertising is served to them based, in part, on web browsing data recorded by cookies. We also offer Internet users the ability to opt out of receiving interest-based advertisements based on a cookie we place. However, we have made mistakes in our implementation of these guidelines in the past, and if we make mistakes in the future, or our opt out mechanisms fail to work as designed, or if Internet users misunderstand our technology or our commitments with respect to these principles, we may, as a result, be subject to negative publicity, government investigation, government or private litigation, or investigation by self-regulatory bodies or other accountability groups. Any such action against us could be costly and time consuming, require us to change our business practices, cause us to divert management's attention and our resources, and be damaging to our reputation and our business.

We may experience outages and disruptions of our services if we fail to maintain adequate security and supporting infrastructure as we scale our systems.

        As we grow our business, we expect to continue to invest in technology services, hardware and software, including data centers, network services, storage and database technologies. Creating the appropriate support for our technology platform, including Big Data and our computational infrastructure, is expensive and complex, and our execution could result in inefficiencies or operational failures, and increased vulnerability to cyber-attacks, which, in turn, could diminish the quality of our services, and our performance for advertisers. Cyber-attacks could include denial-of-service attacks impacting service availability (including the ability to deliver ads) and reliability; the exploitation of software vulnerabilities in Internet facing applications; social engineering of system administrators (tricking company employees into releasing control of their systems to a hacker); or the introduction of computer viruses or malware into our systems with a view to steal confidential or proprietary data. Cyber-attacks of increasing sophistication may be difficult to detect and could result in the theft of our intellectual property and our data or our advertisers' data. In addition, we are vulnerable to unintentional errors or malicious actions by persons with authorized access to our systems that exceed the scope of their access rights, or unintentionally or intentionally alter parameters or otherwise interfere with the intended operations of our platform. The steps we take to increase the reliability, integrity and security of our systems as they scale may be expensive and may not prevent system failures or unintended vulnerabilities resulting from the increasing number of persons with access to our systems, complex interactions within our technology platform and the increasing number of connections with third party partners and vendors' technology. Operational errors or failures or successful cyber-attacks could result in damage to our reputation and loss of current and new advertisers, and other business partners which could harm our business. In addition, we could be adversely impacted by outages and disruptions in the online platforms of our key business partners, such as the real-time advertising exchanges, who we rely upon for access to inventory.

Real or perceived errors or failures in our software and systems could adversely affect our operating results and growth prospects.

        We depend upon the sustained and uninterrupted performance of our technology platform to operate hundreds of campaigns at any given time; manage our inventory supply; bid on inventory for each campaign; serve or direct a third party to serve advertising; collect, process, and interpret data; and optimize campaign performance in real time and provide billing information to our financial systems. If our technology platform cannot scale to meet demand, or if there are errors in our execution of any of these functions on our platform, then our business may be harmed. Because our software is complex, undetected errors and failures may occur, especially when new versions or updates are made. We do not have the capability to test new releases or updates to our code on a small subset of campaigns, which means that bugs or errors in code could impact all campaigns on our platform. Despite testing by us, errors or bugs in our software have in the past, and may in the future not be found until the software is in our live operating environment. For example, we have experienced failures in our bidding system to recognize or respond to budget restrictions for campaigns, resulting in overspending on media, and we may in the future have failures in our systems that cause us to buy more media than our advertisers are contractually obligated to pay for, which could be costly and harm our operating results. Errors or failures in our software could also result in negative publicity, damage to our brand and reputation, loss of or delay in market acceptance of our solution, increased costs or loss of revenue, loss of competitive position or claims by advertisers for losses sustained by them. In such an event, we may be required or choose to expend additional resources to help mitigate any problems resulting from errors in our software. We may make errors in the measurement of our campaigns causing discrepancies with our advertisers' measurements leading to a lack in confidence with us or, on occassion, the need for advertiser "make-goods", the standard credits given to advertisers for campaigns that have not been delivered properly. Alleviating problems resulting from errors in our software could require significant expenditures of capital and other resources and could cause interruptions, delays or the cessation of our business, any of which would adversely impact our financial position, results of operations and growth prospects.

Our future success depends on the continuing efforts of our key employees, including our three founders, George John, Richard Frankel and Abhinav Gupta, and on our ability to hire, retain and motivate additional key employees.

        Our future success depends heavily upon the continuing services of our key employees, including our three founders, George John, our Chief Executive Officer, Richard Frankel, our President, and Abhinav Gupta, our Vice President, Engineering, and on our ability to attract and retain members of our management team and other highly skilled employees, including software engineers, analytics and operations employees, and sales professionals. The market for talent in our key areas of operations, including California, New York, Chicago and London, is intensely competitive. Our engineering group is based in Redwood City, California, and we face significant competition for talent from large technology companies such as Google, Facebook, LinkedIn, Twitter, and Yahoo!. These companies may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. None of our founders or other key employees has an employment agreement for a specific term, and any of our employees may terminate his or her employment with us at any time.

        New employees often require significant training and, in many cases, take significant time before they achieve full productivity. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. In addition, as we move into new geographies, we will need to attract and recruit skilled employees in those areas. We have little experience with recruiting in geographies outside of the United States, and may face additional challenges in attracting, integrating and retaining international employees.

        Even if we are successful in hiring qualified new employees, we may be subject to allegations that we have improperly solicited such employees while they remained employed by our competitors, that such employees have improperly solicited other colleagues of theirs employed by the same competitors or that such employees have divulged proprietary or other confidential information to us in violation of their agreements with such competitors. If we are unable to attract, integrate and retain suitably qualified individuals, our business, financial position and results of operations may be harmed.

We may require additional capital to support business growth, and such capital might not be available on terms acceptable to us, if at all.

        We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our platform, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in private equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business may be adversely affected.

Our corporate culture has contributed to our success, and if we cannot maintain it as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

        We are undergoing rapid growth. As of March 31, 2013, we had approximately 330 employees in the United States and 50 employees overseas, compared with approximately 150 and 10 employees, respectively, as of March 31, 2012. We intend to further expand our overall headcount and operations both domestically and internationally, with no assurance that we will be able to do so while effectively maintaining our corporate culture. We believe our corporate culture has been a critical component of our success as we believe it fosters innovation, teamwork, passion for customers and focus on execution, while facilitating knowledge sharing across our organization. As we grow and change, we may find it difficult to preserve our corporate culture, which could reduce our ability to innovate and operate effectively. In turn, the failure to preserve our culture could negatively affect our ability to attract, recruit, integrate and retain employees, continue to perform at current levels and effectively execute our business strategy.

Our historical revenue growth has masked seasonal fluctuations in advertising activity. As growth declines or seasonal patterns become more pronounced, seasonality could have a material impact on our cash flows and operating results.

        Our revenue, cash flow from operations, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our advertisers' spending on digital advertising campaigns. For example, advertisers tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. Moreover, advertising inventory in the fourth quarter may be more expensive due to increased demand for advertising inventory. Our historical revenue growth has masked the impact of seasonality, but if our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a material impact on our revenue, cash flow, operating results and other key operating and performance metrics from period to period.

We rely predominately on advertising agencies to purchase our solution on behalf of advertisers. Such agencies may have or develop high-risk credit profiles, which may result in credit risk to us.

        A substantial portion of our business is sourced through advertising agencies, and we contract with these agencies as an agent for a disclosed principal, which is the advertiser. Typically, the advertising agency pays for our services once it has received payment from the advertiser for our services. Our contracts typically provide that if the advertiser does not pay the agency, the agency is not liable to us, and we must seek payment solely from the advertiser. Contracting with these agencies, which in certain cases have or may develop high-risk credit profiles, subjects us to greater credit risk than where we contract with advertisers directly. This credit risk may vary depending on the nature of an advertising agency's aggregated advertiser base. There can be no assurances that we will not experience bad debt in the future. Any such write-offs for bad debt could have a materially negative effect on our results of operations for the periods in which the write-offs occur. We have to consider the effect of credit risk in transactions with agencies or other third parties and the advertiser. Even if we are not paid, we are still obligated to pay for the media we have purchased for the advertising campaign, and as a consequence, our results of operations and financial condition would be adversely impacted.

Fluctuations in the exchange rates of foreign currencies could result in currency transactions losses.

        We currently have foreign sales denominated in British pound, euros, Japanese yen and Canadian dollars and, may, in the future, have sales denominated in the currencies of additional countries in which we establish or have established sales offices. In addition, we incur a portion of our operating expenses in British pounds, euros, Canadian dollars and Hong Kong dollars. We expect international sales to become an increasingly important part of our business. Such sales may be subject to unexpected regulatory requirements and other barriers. Any fluctuation in the exchange rates of these foreign currencies may negatively impact our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses.

Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our solution without compensating us.

        Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. We rely on trademark, copyright, trade secret and patent laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies. Our patent strategy is still in its early stages and while we have a small number of pending patent applications, valid patents may not be issued from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to protect our technology or offerings and services. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the recent America Invents Act, and other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain adequate patent protection, or to prevent third parties from infringing upon or misappropriating our intellectual property.

        Unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary. We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and generally limit access to and distribution of our proprietary information. However, we cannot assure you that any steps taken by us will prevent misappropriation of our technology and proprietary information. Policing unauthorized use of our technology is difficult. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of our proprietary rights in such countries may be inadequate. From time to time, legal action by us may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Such litigation could result in substantial costs and the diversion of limited resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our proprietary rights (including aspects of our technology platform) we may find ourselves at a competitive disadvantage to others who have not incurred the same level of expense, time and effort to create and protect their intellectual property.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

        Third parties may assert claims of infringement of intellectual property rights in proprietary technology against us or against our advertisers for which we may be liable or have an indemnification obligation. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

        Although third parties may offer a license to their technology, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and ultimately may not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages, including treble damages if we are found to have willfully infringed such claimant's patents or copyrights, royalties or other fees. Any of these events could seriously harm our business, operating results and financial condition.

Our solution relies on third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our solution.

        Our platform, including our computational infrastructure, relies on software licensed to us by third-party authors under "open source" licenses. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with lower development effort and time and ultimately put us at a competitive disadvantage.

        Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our services. Moreover, we cannot guarantee that our processes for controlling our use of open source software will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue operating our platform on terms that are not economically feasible, to re-engineer our platform or the supporting computational infrastructure to discontinue use of certain code, or to make generally available, in source code form, portions of our proprietary code, any of which could adversely affect our business, operating results and financial condition.

Our growth depends, in part, on the success of our strategic relationships with third parties, including ready access to hardware in key locations to facilitate the delivery of our solution and reliable management of Internet traffic.

        We anticipate that we will continue to depend on various third-party relationships in order to grow our business. We continue to pursue additional relationships with third parties, such as technology and content providers, real-time advertising exchanges, market research companies, co-location facilities, and other strategic partners. Identifying, negotiating and documenting relationships with third parties require significant time and resources as does integrating third-party data and services. Our agreements with channel partners and providers of technology, computer hardware, co-location facilities, content and consulting services and real-time advertising exchanges are typically non-exclusive, do not prohibit them from working with our competitors or from offering competing services and do not typically have minimum purchase commitments. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce purchases of our solution. In addition, these third parties may not perform as expected under our agreements with them, and we may have disagreements or disputes with such third parties, which could negatively affect our brand and reputation.

        In particular, our continued growth depends on our ability to source computer hardware, including servers built to our specifications, and the ability to locate those servers and related hardware in co-location facilities in the most desirable locations to facilitate the timely delivery of our services. Similarly, disruptions in the services provided at co-location facilities that we rely upon can degrade the level of services that we can provide, which may harm our business. We also rely on our integration with many third-party technology providers to execute our business on a daily basis. We must efficiently direct a large amount of network traffic to and from our servers to consider tens of billions of bid requests per day, and each bid typically must take place in approximately 100 milliseconds. We rely on a third-party domain name service, or DNS service, to direct traffic to our closest data center for efficient processing. If our DNS service provider experiences disruptions or performance problems, this could result in inefficient balancing of traffic across our servers as well as impairing or preventing web browser connectivity to our site, which may harm our business.

Legal claims resulting from the actions of our advertisers could damage our reputation and be costly to defend.

        We do not independently verify whether we are permitted to deliver advertising to our advertisers' Internet users or that the content of the advertisements we deliver is legally permitted. We receive representations from advertisers that the content of the advertising that we place on their behalf is lawful. We also rely on representations from our advertisers that they maintain adequate privacy policies that allow us to place pixels on their websites and collect data from users that visit those websites to aid in delivering our solution. If any of these representations are untrue and our advertisers do not abide by federal, state or local laws governing their content or privacy practices we may become subject to legal claims against us, we will be exposed to potential liability (for which we may or may not be indemnified), and our reputation may be damaged.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

        Our agreements with advertisers, advertising agencies, and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services, or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments could harm our business, operating results and financial condition.

We have identified material weaknesses in our internal controls in the past, and if we do not continue to develop effective internal controls, we may not be able to accurately report our financial results or prevent fraud, and our business may suffer as a result.

        When we are no longer an "emerging growth company," we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting. We will need to disclose any material weaknesses identified by our management in our internal controls over financial reporting, as well as provide a statement that our independent registered public accounting firm has issued an opinion on our internal controls over financial reporting, provided that our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting until our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the later of the date we are deemed to be an "accelerated filer" or a "large accelerated filer," each as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the date we are no longer an "emerging growth company," as defined in the Jumpstart Our Businesses Act of 2012, or the JOBS Act.

        In connection with the audit of our financial statements for the year ended December 31, 2010, certain material weaknesses were identified in our internal controls resulting from a lack of qualified personnel within our accounting function that possessed an appropriate level of expertise to perform certain functions. We have since remediated these material weaknesses. We are continuing to develop our internal controls, processes and reporting systems to comply with these requirements, by, among other things, hiring qualified personnel with expertise to perform specific functions, implementing software systems to manage our revenue and expenses and to allow us to budget and undertake multi-year financial planning and analyses. This process has been and will be time consuming, costly, and complicated. We may not be successful in implementing these systems or in developing other internal controls, which may undermine our ability to provide accurate, timely and reliable reports on our financial and operating results. If we have additional material weaknesses in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. If we identify new material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business.

Economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations.

        Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Economic downturns or instability in political or market conditions may cause current or new advertisers to reduce their advertising budgets. Adverse economic conditions and general uncertainty about economic recovery are likely to affect our business prospects. In particular, uncertainty regarding the budget crisis in the United States may cause general business conditions in the United States and elsewhere to deteriorate or become volatile, which could cause advertisers to delay, decrease or cancel purchases of our solution; and expose us to increased credit risk on advertiser orders, which, in turn, could negatively impact our business, financial condition and results of operations. In addition, concerns over the sovereign debt situation in certain countries in the European Union as well as continued geopolitical turmoil in many parts of the world have and may continue to put pressure on global economic conditions, which could lead to reduced spending on advertising.

Our business is subject to the risk of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

        We maintain servers at co-location facilities in California, Georgia, Virginia, the Netherlands and Hong Kong that we use to deliver advertising campaigns for our advertisers, and expect to add other data centers at co-location facilities in the future. Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, and power outages, any of which may render it difficult or impossible for us to operate our business for some period of time. For example, in October 2012, Hurricane Sandy caused our former data center in New York to cease operations because of storm damage, which caused us to divert online traffic to other facilities. Our corporate headquarters and the co-location facility where we maintain data used in our business operations are both located in the San Francisco Bay Area, a region known for seismic activity. If we were to lose the data stored in our California co-location facility, it could take several days, if not weeks, to recreate this data from multiple sources, which could result in significant negative impact on our business operations, and potential damage to our advertiser and advertising agency relationships. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and results of operations, and harm our reputation. In addition, we may not carry sufficient business interruption insurance to compensate for the losses that may occur. Any such losses or damages could have a material adverse effect on our business, financial condition and results of operations.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

        As part of our business strategy, we may make investments in or acquisitions of complementary companies, products or technologies. However, we have not made any acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our advertisers, advertising agencies, and investors or could subject us to class action law suits that often follow public company acquisitions. In addition, if we are unsuccessful at integrating employees or technologies acquired, our revenue and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or use the acquired technology or employees, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in our stock price.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, contract manufacturing liabilities and income taxes.

Our loan agreement contains operating and financial covenants that may restrict our business and financing activities.

        Borrowings under our loan and security agreement with Comerica Bank, or Comerica, are secured by substantially all of our assets, including our intellectual property. Our loan and security agreement also restricts our ability to, among other things:

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  dispose of or sell our assets;

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  make material changes in our business or management;

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  consolidate or merge with other entities;

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  incur additional indebtedness;

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  create liens on our assets;

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  pay dividends;

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  make investments;

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  enter into transactions with affiliates; and

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  pay off or redeem subordinated indebtedness.

        These restrictions are subject to certain exceptions. In addition, our loan and security agreement with Comerica requires us to comply with a minimum EBITDA covenant and maintain a minimum liquidity ratio.

        The operating and financial restrictions and covenants in the loan and security agreement, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in, expand or otherwise pursue our business activities and strategies. We have failed to comply with certain of these covenants in the past. Although our lender has waived such defaults or agreed to amend certain covenants in the past, there is no guarantee it will do so in the future. Our ability to comply with these covenants may be affected by events beyond our control, and future breaches of any of these covenants could result in a default under the loan and security agreements. If not waived, future defaults could cause all of the outstanding indebtedness under our loan and security agreement to become immediately due and payable and terminate all commitments to extend further credit.

        If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to operate and continue our business as a going concern.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

        In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

        Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the digital advertising and real-time buying markets may prove to be inaccurate. For more information regarding the forecasts of market growth included in this prospectus, see the section titled "Market and Industry Data."

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

The price of our common stock may be volatile and the value of your investment could decline.

        Technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

  •
  announcements of new offerings, products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

  •
  price and volume fluctuations in the overall stock market from time to time;

  •
  significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;

  •
  fluctuations in the trading volume of our shares or the size of our public float;

  •
  actual or anticipated changes or fluctuations in our results of operations;

  •
  whether our results of operations meet the expectations of securities analysts or investors;

  •
  actual or anticipated changes in the expectations of investors or securities analysts;

  •
  litigation involving us, our industry, or both;

  •
  regulatory developments in the United States, foreign countries or both;

  •
  general economic conditions and trends;

  •
  major catastrophic events;

  •
  lockup releases, sales of large blocks of our common stock;

  •
  departures of key employees; or

  •
  an adverse impact on the company from any of the other risks cited herein.

        In addition, if the market for technology stocks or the stock market, in general, experience a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business. This could have a material adverse effect on our business, results of operations and financial condition.

Sales of substantial amounts of our common stock in the public markets, including when the "lock-up" or "market standoff" period ends, or the perception that sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

        Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of March 31, 2013, upon completion of this offering, we will have                        shares of common stock outstanding. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our "affiliates" as defined in Rule 144 under the Securities Act.

        Subject to certain exceptions described under the caption "Underwriting," we and all of our directors and officers and substantially all of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of the underwriters for a period of 180 days from the date of this prospectus. When the lockup period expires, we and our locked-up security holders will be able to sell shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section of this prospectus captioned "Shares Eligible for Future Sale" for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

        Based on shares outstanding as of March 31, 2013, holders of up to approximately             shares, or          %, of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

        We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

        Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock, in the aggregate, will beneficially own approximately        % of the

outstanding shares of our common stock after this offering, based on the number of shares outstanding as of March 31, 2013 and after giving effect to the exercise of options and the sale of shares by the selling stockholders in connection with this offering. As a result, these stockholders will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a manner that is adverse to your interests. This concentration of ownership may have the effect of deterring, delaying or preventing a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

        We cannot assure you that an active trading market for our common stock will develop or, if developed, that any market will be sustained. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business.

We have broad discretion in the use of the net proceeds that we receive in this offering.

        The principal purposes of this offering are to raise additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We have not yet determined the specific allocation of the net proceeds that we receive in this offering. We intend to use the net proceeds that we receive in this offering for working capital and general corporate purposes, including expansion of our sales and marketing organization, further development and expansion of our product offerings, possible acquisitions of, or investments in, businesses, technologies or other assets or repayment of all or a portion of our indebtedness. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations and financial condition could be harmed.

The requirements of being a public company may strain our resources, divert our management's attention and affect our ability to attract and retain qualified board members.

        As a public company, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the securities exchange on which our common stock will be traded and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

        We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee and Compensation Committee, and qualified executive officers.

We are an "emerging growth company," and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        For so long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not "emerging growth companies," including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an "emerging growth company," which could be as long as five years following the completion of this offering. Investors may find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of an extended transition period for complying with new or revised accounting standards. However, we chose to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

        The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $            per share, the difference between the price per share you pay (based on the midpoint of the price range on the cover of this prospectus) for our common stock and the pro forma net tangible book value per share of our common stock as of                        , 2013, after giving effect to the issuance of shares of our common stock in this offering. See the section entitled "Dilution."

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

        The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

        We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. In addition, one of our credit facilities contains restrictions on our ability to pay dividends.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

        Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

  •
  a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

  •
  the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

  •
  the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

  •
  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

  •
  the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

  •
  the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt;

  •
  the ability of our board of directors, by majority vote, to amend our amended and restated bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquiror to amend our amended and restated bylaws to facilitate an unsolicited takeover attempt; and

  •
  advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

        In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements. The words "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan" "expect," and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

  •
  our ability to maintain an adequate rate of revenue growth;

  •
  our business plan and our ability to effectively manage our growth and associated investments;

  •
  our ability to attract and retain advertisers and advertising agencies;

  •
  our ability to further penetrate our existing customer base;

  •
  our ability to maintain our competitive technological advantages against competitors in our industry;

  •
  our ability to timely and effectively adapt our existing technology;

  •
  our ability to introduce new offerings and bring them to market in a timely manner;

  •
  our ability to maintain, protect, and enhance our brand and intellectual property;

  •
  our ability to continue to expand internationally;

  •
  the effects of increased competition in our market and our ability to compete effectively;

  •
  our plans to use the proceeds from this offering;

  •
  costs associated with defending intellectual property infringement and other claims;

  •
  our expectations concerning relationships with third parties;

  •
  the attraction and retention of qualified employees and key personnel;

  •
  future acquisitions of or investments in complementary companies or technologies;

  •
  the effects of seasonal trends on our results of operations; and

  •
  our ability to comply with evolving legal standards and regulations, particularly concerning data protection and consumer privacy.

        These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors" and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in our forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

        You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

 MARKET AND INDUSTRY DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including International Data Corporation, or IDC, eMarketer Inc., or eMarketer, and Magna Global USA, Inc., or MAGNA GLOBAL, on assumptions based on such data and other similar sources, and on our knowledge of the markets for our solution. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

        Certain information in the text of the prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

  (1)
  eMarketer, Consumers Spending More Time with Mobile as Growth Slows for Time Online, October 2012.

  (2)
  eMarketer, Worldwide Ad Spending Forecast: Emerging Markets, Mobile Provide Opportunities for Growth, January 2013.

  (3)
  IDC, Real-Time Bidding in the United States and Worldwide, 2011-2016, sponsored by PubMatic, October 2012.

  (4)
  IDC Digital Universe Study, sponsored by EMC Corporation, December 2012.

 USE OF PROCEEDS

        We estimate that the net proceeds from our sale of                        shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $             million, or $             million if the underwriters exercise their over-allotment option in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We will not receive any proceeds from the sale of common stock by the selling stockholders.

        The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our stock, thereby enabling access to the public equity markets by our employees and stockholders, obtain additional capital, facilitate an orderly distribution of shares for the selling stockholders and increase our visibility in the marketplace. We intend to use the net proceeds received from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to repay outstanding indebtedness, or for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions at this time. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future, if at all. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, our loan and security agreement contains restrictions on our ability to pay dividends.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013 on:

  •
  an actual basis;

  •
  a pro forma basis, giving effect to the automatic conversion of all outstanding shares of preferred stock into 19,478,932 shares of common stock and the reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of all of our outstanding warrants to purchase shares of preferred stock into warrants to purchase shares of common stock, each to be effective immediately upon the consummation of this offering as if such conversion had occurred on March 31, 2013; and

  •
  a pro forma as adjusted basis to reflect, in addition, (1) the automatic conversion of an outstanding warrant into a total of 161,533 shares of our common stock in connection with the completion of this offering and (2) our sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read the information in this table together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$15,736	$15,736	$

Indebtedness, current and non-current	$16,853	$16,853	$
Convertible preferred stock warrant liability	3,838	—		—
Stockholders' equity:
Convertible preferred stock, $0.001 par value; 19,788,015 authorized; 19,478,932 issued and outstanding, actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	19	—		—
Preferred Stock, $0.001 par value, no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.001 par value: 35,850,100 shares authorized; 8,801,707 shares issued and outstanding, actual; 35,850,100 shares authorized, 28,280,639 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	8	27		—
Additional paid-in capital	66,108	69,946
Accumulated deficit	(31,615)	(31,615)
Accumulated other comprehensive loss	(115)	(115)

Total stockholders' equity	34,405	38,243

Total capitalization	$55,096	$55,096	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents,

  additional paid-in capital, total stockholders' equity and total capitalization by approximately $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $            , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

          The number of shares of our common stock to be outstanding after this offering is based on 28,442,172 shares of our common stock outstanding as of March 31, 2013, and excludes:

  •
  6,903,529 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2013 pursuant to our 2008 Equity Incentive Plan, or 2008 Plan, with a weighted-average exercise price of $5.03 per share;

  •
  799,800 shares of common stock issuable upon the exercise of options granted after March 31, 2013 pursuant to our 2008 Plan, with a weighted-average exercise price of $15.33 per share;

  •
  104,997 shares of common stock issuable upon the exercise of a convertible preferred stock warrant outstanding as of March 31, 2013, with an exercise price of $0.9286 per share; and

  •
  shares of common stock reserved for future grants under our stock-based compensation plans, consisting of

  •
  22,248 shares of common stock as of March 31, 2013 reserved for future grants under our 2008 Plan, and an additional 1,743,000 shares of common stock reserved for future grants under our 2008 Plan subsequent to March 31, 2013, which shares will be added to the shares to be reserved under our 2013 Equity Incentive Plan, or 2013 Plan, which will become effective upon the completion of the offering;

  •
  shares of common stock reserved for future grants under our 2013 Plan;

  •
  shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, or ESPP, which will become effective upon the completion of the offering; and

  •
  any shares of common stock that become available subsequent to the offering under our 2013 Plan and ESPP pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans."

 DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

        As of March 31, 2013, our pro forma net tangible book value was approximately $38.2 million, or $1.37 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2013, assuming the conversion of all outstanding shares of our convertible preferred stock into shares of common stock and the reclassification of the preferred stock warrant liability to additional paid-in capital, each immediately prior to the completion of this offering.

        After giving effect to (1) the automatic conversion of an outstanding warrant into a total of 161,533 shares of our common stock in connection with the completion of this offering and (2) our sale in this offering of            shares of our common stock, at an assumed initial public offering price of $            per share, the midpoint of the price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been approximately $             million, or $            per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to investors purchasing shares in this offering.

        The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2013, before giving effect to this offering	$1.37
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share, after giving effect to this offering		$

Dilution per share to new investors purchasing shares in this offering		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value, after giving effect to this offering, by $            per share, and the dilution per share to new investors purchasing shares in this offering by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

        If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock would be $             per share, and the dilution per share to new investors purchasing shares in this offering would be $            per share.

        The following table summarizes, on a pro forma as adjusted basis as of March 31, 2013 after giving effect to (i) the automatic conversion of all of our convertible preferred stock into common stock, (ii) the effectiveness of our amended and restated certificate of incorporation and (iii) the completion of this offering at an assumed initial public offering price of $            per share, the midpoint of the price range reflected on the cover page of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New public investors

Total		100.0%		$	100.0%

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to            shares, or            % of the total number of shares of our common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to            shares, or            % of the total number of shares outstanding following the completion of this offering.

        To the extent that our outstanding warrants or any of our outstanding options are exercised, investors will experience further dilution.

        Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own            % and our new investors would own            % of the total number of shares of our common stock outstanding upon the completion of this offering.

        The number of shares of our common stock to be outstanding after this offering is based on 28,442,172 shares of our common stock outstanding as of March 31, 2013, and excludes:

  •
  6,903,529 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2013 pursuant to our 2008 Equity Incentive Plan, or 2008 Plan, with a weighted-average exercise price of $5.03 per share;

  •
  799,800 shares of common stock issuable upon the exercise of options granted after March 31, 2013 pursuant to our 2008 Plan, with a weighted-average exercise price of $15.33 per share;

  •
  104,997 shares of common stock issuable upon the exercise of a convertible preferred stock warrant outstanding as of March 31, 2013, with an exercise price of $0.9286 per share; and

  •
  shares of common stock reserved for future grants under our stock-based compensation plans, consisting of

  •
  22,248 shares of common stock as of March 31, 2013 reserved for future grants under our 2008 Plan, and an additional 1,743,000 shares of common stock reserved for future grants under our 2008 Plan subsequent to March 31, 2013, which shares will be added to the shares to be reserved under our 2013 Equity Incentive Plan, or 2013 Plan, which will become effective upon the completion of the offering;

  •
  shares of common stock reserved for future grants under our 2013 Plan;

  •
  shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, or ESPP, which will become effective upon the completion of the offering; and

  •
  any shares of common stock that become available subsequent to the offering under our 2013 Plan and ESPP pursuant to the provisions thereof that automatically increase the shares reserved for issuance under such plans each year, as more fully described in "Executive Compensation—Employee Benefit and Stock Plans."

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 2010, as well as the consolidated balance sheet data as of December 31, 2010, is derived from audited financial consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue(1)	$16,527	$44,652	$106,589	$16,623	$38,212
Cost of revenue(2)	10,875	27,300	60,011	9,449	20,671

Gross profit	5,652	17,352	46,578	7,174	17,541

Operating expenses:
Research and development(2)	1,039	1,545	4,876	727	2,412
Sales and marketing(2)	6,071	17,256	41,069	6,844	16,230
General and administrative(2)	1,521	2,336	8,403	1,087	5,177

Total operating expenses	8,631	21,137	54,348	8,658	23,819

Loss from operations	(2,979)	(3,785)	(7,770)	(1,484)	(6,278)
Other expense, net:
Interest expense	(166)	(250)	(316)	(66)	(124)
Other income (expense)—net	1	33	135	69	(519)
Change in fair value of convertible preferred stock warrant liability	(98)	(295)	(2,308)	(115)	(1,097)

Other expense, net	(263)	(512)	(2,489)	(112)	(1,740)

Loss before income taxes	(3,242)	(4,297)	(10,259)	(1,596)	(8,018)
Provision for income taxes	—	(28)	(84)	(14)	(54)

Net loss	$(3,242)	$(4,325)	$(10,343)	$(1,610)	$(8,072)

Basic and diluted net loss per share attributable to common stockholders(3)	$(0.48)	$(0.57)	$(1.29)	$(0.20)	$(0.97)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	6,794	7,600	8,024	7,878	8,298

Basic and diluted pro forma net loss per share attributable to common stockholders(3)			$(0.29)		$(0.25)

Basic and diluted weighted-average shares used to compute pro forma net loss per share attributable to common stockholders			27,664		27,938

(1)
Beginning January 1, 2011, we adopted a new authoritative guidance on multiple arrangements on a prospective basis. The adoption did not materially impact the comparability of revenue between the periods presented.

(2)
Stock-based compensation expense was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$—	$7	$37	$7	$27
Research and development	13	8	734	26	391
Sales and marketing	20	66	1,100	45	512
General and administrative	8	83	1,450	76	635

	$41	$164	$3,321	$154	$1,565

(3)
See Note 9 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Other Financial Data:
Revenue less media costs(1)	$7,209	$22,003	$55,920	$8,935	$21,566
Adjusted EBITDA(2)	$(2,869)	$(3,125)	$(2,981)	$(1,040)	$(4,625)

(1)
Revenue less media costs is a financial measure not presented in accordance with generally accepted accounting principles, or GAAP. We define revenue less media costs as GAAP revenue less media costs. Media costs consist of costs for advertising impressions we purchase from real-time advertising exchanges through real-time bidding, or RTB, or other third parties. Please see "—Non-GAAP Financial Measures—Revenue less media costs" for more information as to the limitations of using non-GAAP measures and for the reconciliation of revenue less media costs to revenue, the most directly comparable financial measure calculated in accordance with GAAP.
(2)
Adjusted EBITDA is a non-GAAP financial measure. We define adjusted EBITDA as net loss before income tax (expense) benefit, interest expense, net, depreciation and amortization (excluding amortization of internal use software), and stock-based compensation expense and change in fair value of convertible preferred stock warrant liability. Please see "—Non-GAAP Financial Measures—Adjusted EBITDA" for more information as to the limitations of using non-GAAP measures and for the reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

	As of December 31,			As of March 31,
	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,523	$5,071	$14,896	$15,736
Property, equipment and software, net	$2,212	$4,941	$10,939	$12,369
Working capital	$11,192	$12,962	$37,935	$41,864
Total assets	$17,839	$27,158	$75,189	$78,804
Debt obligations, long term	$535	$3,967	$4,978	$16,228
Total stockholders' equity	$10,982	$13,389	$40,863	$34,405

Non-GAAP Financial Measures

Revenue Less Media Costs

        Revenue less media costs is a non-GAAP financial measure defined as GAAP revenue less media costs. Media costs consist of costs for advertising impressions we purchase from real-time advertising exchanges through RTB, or through other third parties. We present revenue less media costs as a metric used by us for evaluation and decision-making purposes. A limitation of revenue less media costs is that it is a measure that we have defined for internal purposes that may be unique to us, and therefore it may not enhance the comparability of our results to other companies in our industry that have similar business arrangements but present the impact of media costs differently. Management compensates for these limitations by also relying on the comparable GAAP financial measures of revenue, cost of revenue and total operating expenses. The following table presents a reconciliation of revenue less media costs to revenue for each of the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Revenue	$16,527	$44,652	$106,589	$16,623	$38,212
Less: Media costs	(9,318)	(22,649)	(50,669)	(7,688)	(16,646)

Revenue less media costs	$7,209	$22,003	$55,920	$8,935	$21,566

Adjusted EBITDA

        To provide investors with additional information regarding our financial results, we have presented adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

        We have presented adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, to develop short and long-term operational plans, and to determine bonus payouts. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the determination of compensation for our executive officers. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

        Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

  •
  although depreciation and amortization of property and equipment (excluding amortization of internal use software) are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  adjusted EBITDA does not reflect: (1) changes in, or cash requirements for, our working capital needs; (2) the potentially dilutive impact of equity-based compensation; or (3) tax payments that may represent a reduction in cash available to us; and

  •
  other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

        Because of these and other limitations, you should consider adjusted EBITDA along with other GAAP-based financial performance measures, including various cash flow metrics, net income or loss,

and our other GAAP financial results. The following table presents a reconciliation of adjusted EBITDA to net loss for each of the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
						January 1, 2010 through March 31, 2013
	2010	2011	2012	2012	2013
	(in thousands)
Net loss	$(3,242)	$(4,325)	$(10,343)	$(1,610)	$(8,072)	$(25,982)
Adjustments:
Interest expense, net	166	250	316	66	124	856
Provision for income taxes	—	28	84	14	54	166
Depreciation and amortization expense (excludes amortization of internal use software)	68	463	1,333	221	607	2,471
Stock-based compensation expense	41	164	3,321	154	1,565	5,091
Change in fair value of convertible preferred stock warrant liability	98	295	2,308	115	1,097	3,798

Total adjustments	373	1,200	7,362	570	3,447	12,382

Adjusted EBITDA	$(2,869)	$(3,125)	$(2,981)	$(1,040)	$(4,625)	$(13,600)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to the consolidated financial statements included later in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

        Rocket Fuel is a technology company that has developed an Artificial Intelligence and Big Data-driven predictive modeling and automated decision-making platform. Our technology is designed to address the needs of markets in which the volume and speed of information render real-time human analysis infeasible. We are focused on the large and growing digital advertising market that faces these challenges.

        There are tens of billions of daily trades across all digital advertising exchanges, thousands of times more than the number of daily trades executed by NASDAQ and the NYSE combined. Our Artificial Intelligence, or AI, system autonomously purchases ad spots, or impressions, one at a time, on these exchanges to create portfolios of impressions designed to optimize the goals of our advertisers, such as increased sales, heightened brand awareness and decreased cost per customer acquisition. We believe that our customers recognized the value of our solution, as, for example, revenue recognized from all customers that ran campaigns with us in 2011 grew approximately 75% in 2012.

        Our solution is designed to optimize both direct-response campaigns focused on generating specific consumer purchases or responses, as well as brand campaigns geared towards lifting brand metrics. We have successfully run advertising campaigns for products and brands ranging from consumer products to luxury automobiles to travel. We provide a differentiated solution that is simple, powerful, scalable and extensible across geographies, industry verticals and the display, mobile, social and video digital advertising channels.

        Benefiting from our unique combination of technology and industry expertise, we have rapidly grown our business, building a diversified customer base during 2012 comprising over 65 of the Advertising Age 100 Leading National Advertisers and over 40 of the Fortune 100 companies.

        We generate revenue by delivering digital advertisements to consumers through display, mobile, social and video channels. Historically, our revenue has predominantly come from display advertising. For each channel, our advertisers choose one or more of our offerings for brand or direct response campaigns. Our contracts typically have a term of less than a year, and we recognize revenue as we deliver advertising impressions, subject to satisfying all other revenue recognition criteria. Our revenue recognition policies are discussed in more detail under "—Critical Accounting Policies and Estimates."

        The majority of our revenue is generated in North America. We believe the markets outside of North America offer an opportunity for growth, and we intend to make additional investments in research and development and sales and marketing to expand in these markets. Revenue generated outside of North America was $1.2 million, $10.3 million and $5.4 million for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013, respectively.

        We plan to invest for long-term growth. We anticipate that our operating expenses will increase significantly in the foreseeable future as we invest in research and development to enhance our solution and in sales and marketing to acquire new customers and reinforce our relationships with existing customers. We believe that these investments will contribute to our long-term growth, although they will reduce our profitability in the near term.

        Since our incorporation in March 2008, we have achieved significant growth as we have scaled our platform and expanded our offerings. As our customers experience the performance of their media campaigns on our platform, we often receive feedback that we are a top performer, and consequently, we often receive increased allocations that contribute to our revenue growth. For the years ended December 31, 2010, 2011 and 2012, our revenue was $16.5 million, $44.7 million and $106.6 million, respectively, representing a compound annual growth rate, or CAGR, of 154%. For the three month periods ended March 31, 2012 and 2013, our revenue was $16.6 million and $38.2 million, respectively, representing period-over-period growth of 130%. For the years ended December 31, 2010, 2011 and 2012 and the three month periods ended March 31, 2012 and 2013, our net loss was $(3.2) million, $(4.3) million, $(10.3) million, $(1.6) million and $(8.1) million, respectively. For the years ended December 31, 2010, 2011 and 2012 and for the three month periods ended March 31, 2012 and 2013, our adjusted EBITDA was $(2.9) million, $(3.1) million, $(3.0) million, $(1.0) million and $(4.6) million, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a definition of adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of adjusted EBITDA to our net loss, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

Key Operating and Financial Performance Metrics

        We monitor the key operating and financial performance metrics set forth below to help us evaluate growth, establish budgets, measure the effectiveness of our research and development and sales and marketing and other investments, and assess our operational efficiencies. Revenue less media costs, adjusted EBITDA, and number of active customers are discussed immediately following the table below. Revenue is discussed under the headings "—Components of Our Results of Operations" and "—Results of Operations."

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
	(in thousands, except number of active customers)
Revenue	$44,652	$106,589	$16,623	$38,212
Revenue less media costs (non-GAAP)	$22,003	$55,920	$8,935	$21,566
Adjusted EBITDA (non-GAAP)	$(3,125)	$(2,981)	$(1,040)	$(4,625)
Number of active customers	266	536	265	560

Revenue Less Media Costs

        Revenue less media costs is a non-GAAP financial measure defined by us as GAAP revenue less media costs. Media costs consist of costs for advertising impressions we purchase from real-time advertising exchanges through real-time bidding, or RTB, or through other third parties. We believe that revenue less media costs is a meaningful measure of operating performance because it is frequently used for internal management purposes and helps facilitate a more complete period-to-period understanding of factors and trends affecting our underlying revenue performance. Please see "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for more information as to the limitations of using non-GAAP measures and for a reconciliation of revenue less media costs to revenue, the most directly comparable financial measure calculated in accordance with GAAP.

Adjusted EBITDA

        Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before income tax (expense) benefit, interest expense, net, depreciation and amortization (excluding amortization of internal use software), stock-based compensation expense and change in fair value of convertible preferred stock warrant liability. We have presented adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, to develop short and long-term operating plans and to determine bonus payouts. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, adjusted EBITDA is a key financial measure used by the compensation committee of our board of directors in connection with the determination of compensation for our executive officers. Accordingly, we believe that adjusted EBITDA provides useful information in understanding and evaluating our operating results. Please see "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for information regarding the limitations of using adjusted EBITDA as a financial measure and for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Number of Active Customers

        We define an active customer as a customer from whom we recognized revenue in the last three months. Each customer can be either an advertiser who purchases our solution from us directly or an advertiser who purchases our solution through an advertising agency or other third party. We count all advertisers within a single corporate structure as one customer even in cases where multiple brands, branches or divisions of an organization enter into separate contracts with us. We believe that our ability to increase the number of active customers using our solution is an important indicator of our ability to grow our business, although we expect this number to fluctuate based on the seasonality in our business.

Factors Affecting Our Performance

        We believe that the growth of our business and our future success depend on various opportunities, challenges and other factors, including the following:

Investment in Growth

        We plan to invest for long-term growth. We anticipate that our operating expenses will increase significantly in the foreseeable future as we invest in research and development to enhance our solution and in sales and marketing to acquire new customers and reinforce our relationships with existing customers. We are also investing to further automate our business processes with the goal of enhancing our profitability. We believe that these investments will contribute to our long-term growth, although they will reduce our profitability in the near term.

Ability to Increase Penetration in All Channels

        Historically, our revenue has predominantly come from display advertising. Our future performance is dependent on our continued ability to penetrate and grow our revenue in display, as well as mobile, social and video channels.

Customer Growth and Retention

        While we have a significant customer base, we must continue to attract new customers, and gain a larger amount of our current customers' advertising budgets, to continue our growth. We believe our ability to attract new customers and retain and increase revenue from our existing customers is an important element of our business. Our number of active customers increased from 266 as of December 31, 2011 to 536 as of December 31, 2012. Revenue recognized from all customers in 2011 grew approximately 75% in 2012.

Growth of the Real-time Advertising Exchange Market and Digital Advertising

        Our performance is significantly affected by growth rates in both real-time advertising exchanges and the digital advertising channels that we address. These markets have grown rapidly in the past several years and any acceleration, or slowing, of this growth would affect our overall performance.

Seasonality

        In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many advertisers allocate the largest portion of their budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. Historically, the fourth quarter of the year reflects our highest level of advertising activity, and the first quarter reflects the lowest level of such activity. We expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Components of Our Results of Operations

Revenue

        We generate revenue by delivering digital advertisements to consumers through display, mobile, social and video channels. For each channel, our customers choose one or more of our offerings for brand or direct response campaigns. We predominantly contract with advertising agencies who purchase our solution on behalf of advertisers. When we contract with agencies they act as an agent for a disclosed principal, which is the advertiser. Our contracts usually also provide that if the advertiser does not pay the agency, the agency is not liable to us, and we must seek payment solely from the advertiser. Our contracts with advertisers, including advertising agencies representing advertisers, are generally in the form of an insertion order. An insertion order is a contract that outlines the terms and conditions of an advertising campaign, including the channels through which the campaign will be run, the offerings for each selected channel, the type of advertising content to be delivered, the timeframe of the campaign and the pricing of the campaign, which is generally determined on a CPM, or cost per mille (or cost per thousand impressions), basis. The specific CPM for each campaign varies depending on a number of factors, including the channels and offerings specified in the applicable insertion order. Our contracts typically have a term of less than a year, and we recognize revenue as we deliver advertising impressions, subject to satisfying all other revenue recognition criteria. Our revenue recognition policies are discussed in more detail under "—Critical Accounting Policies and Estimates."

Cost of Revenue

        Cost of revenue consists primarily of media costs, and to a lesser extent, data center costs, personnel costs, depreciation expense, amortization of internal use software development costs on revenue-producing technologies and allocated costs. Media costs consist primarily of costs for advertising impressions we purchase from real-time advertising exchanges and other third parties, which are expensed when incurred. We typically pay these advertising exchanges on a CPM basis. Personnel costs include salaries, bonuses, stock-based compensation expense and employee benefit costs. These personnel costs are primarily attributable to individuals maintaining our servers and members of our network operations group, which initiates, sets up and launches advertising campaigns. We capitalize costs associated with software that is developed or obtained for internal use and amortized these costs in cost of revenue over the internal use software's useful life. Cost of revenue also includes purchased data, third-party data center costs and depreciation of data center equipment. We anticipate that our cost of revenue will increase in absolute dollars as our revenue increases.

Operating Expenses

        We classify our operating expenses into three categories, research and development, sales and marketing and general and administrative. Our operating expenses consist primarily of personnel costs, and, to a lesser extent, professional fees, and allocated costs. Personnel costs for each category of operating expenses generally include salaries, bonuses and commissions for sales personnel, stock-based compensation expense and employee benefit costs.

  •
  Research and development. Our research and development expenses consist primarily of personnel costs and professional services associated with the ongoing development and maintenance of our technology. We believe that continued investment in technology is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses to increase in absolute dollars in future periods.

  •
  Sales and marketing. Our sales and marketing expenses consist primarily of personnel costs (including commissions) and, to a lesser extent, allocated costs, professional services, brand marketing, travel, trade shows and marketing materials. Our sales organization focuses on (1) marketing our solution to generate awareness; (2) increasing the adoption of our solution by existing and new advertisers; and (3) expanding our international business, primarily by growing our sales team in certain countries in which we currently operate and establishing a presence in additional countries. As a result, we expect sales and marketing expenses to increase in absolute dollars in future periods.

  •
  General and administrative. Our general and administrative expenses consist primarily of personnel costs associated with our executive, finance, legal, human resources, compliance and other administrative personnel, as well as accounting and legal professional services fees, allocated costs and other corporate expenses. We expect to continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs associated with Section 404 of the Sarbanes-Oxley Act of 2002. As a result, we expect general and administrative expenses to increase in absolute dollars in future periods.

Other Expense, Net

        Interest expense. Interest expense is related to our credit facilities and, in previous periods, our term debt.

        Other income (expense)—net. Other income (expense)—net consists primarily of interest income, gains and losses on the sale and disposal of property, equipment and software, as well as gains and losses on foreign currency translation. We have foreign currency exposure related to our accounts receivable that are denominated currencies other than the U.S. dollar, principally the British pound sterling and euro.

        Change in fair value of convertible preferred stock warrant liability. We have two outstanding warrants to purchase shares of our capital stock. The convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other expense, net. We will no longer be required to remeasure the value of the converted common stock warrant after this offering, and therefore, no further charges or credits related to such warrant will be made to other income and expense.

Provision for Income Taxes

        Provision for income taxes consists primarily of federal and state income taxes in the United States and income taxes in foreign jurisdictions in which we conduct business. Due to uncertainty as to the realization of benefits from our deferred tax assets, including net operating loss carryforwards, research and development and other tax credits, we have a full valuation allowance reserved against such assets. We expect to maintain this full valuation allowance in the near term.

Results of Operations

        The following tables set forth our consolidated results of operations and our consolidated results of operations as a percentage of revenue for the periods presented.

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	$44,652	$106,589	$16,623	$38,212
Cost of revenue(1)	27,300	60,011	9,449	20,671

Gross profit	17,352	46,578	7,174	17,541

Operating expenses:
Research and development(1)	1,545	4,876	727	2,412
Sales and marketing(1)	17,256	41,069	6,844	16,230
General and administrative(1)	2,336	8,403	1,087	5,177

Total operating expenses	21,137	54,348	8,658	23,819

Loss from operations	(3,785)	(7,770)	(1,484)	(6,278)
Other expense, net:
Interest expense	(250)	(316)	(66)	(124)
Other income (expense)—net	33	135	69	(519)
Change in fair value of convertible preferred stock warrant liability	(295)	(2,308)	(115)	(1,097)

Other expense, net	(512)	(2,489)	(112)	(1,740)

Loss before income taxes	(4,297)	(10,259)	(1,596)	(8,018)
Provision for income taxes	(28)	(84)	(14)	(54)

Net loss	$(4,325)	$(10,343)	$(1,610)	$(8,072)

(1)
Stock-based compensation expense included above was as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$7	$37	$7	$27
Research and development	8	734	26	391
Sales and marketing	66	1,100	45	512
General and administrative	83	1,450	76	635

	$164	$3,321	$154	$1,565

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
Consolidated Statements of Operations Data:*
Revenue	100%	100%	100%	100%
Cost of revenue	61	56	57	54

Gross profit	39	44	43	46

Operating expenses:
Research and development	3	5	4	6
Sales and marketing	39	39	41	42
General and administrative	5	8	7	14

Total operating expenses	47	51	52	62

Loss from operations	(8)	(7)	(9)	(16)
Other expense, net:
Interest expense	(1)	—	—	—
Other expense—net	—	—	—	(1)
Change in fair value of convertible preferred stock warrant liability	(1)	(2)	(1)	(3)

Other expense, net	(1)	(2)	(1)	(5)

Loss before income taxes	(10)	(10)	(10)	(21)
Provision for income taxes	—	—	—	—

Net loss	(10)%	(10)%	(10)%	(21)%

*
Certain figures may not sum due to rounding.

Comparison of the Three Months Ended March 31, 2012 and 2013

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
Revenue	$16,623	$38,212	$21,589	130%

Revenue

        Revenue increased $21.6 million, or 130%, during the three months ended March 31, 2013 compared to the three months ended March 31, 2012. This increase was primarily attributable to a 111% increase in the number of active customers from 265 to 560. No customer accounted for 10% or more of our revenue during the three months ended March 31, 2012 and 2013. Revenue outside North America increased from 7% to 14% over those same periods.

Cost of Revenue, Gross Profit and Gross Margin

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
Cost of revenue	$9,449	$20,671	$11,222	119%
Gross profit	$7,174	$17,541	$10,367	145%
Gross margin	43%	46%

        Cost of revenue increased by $11.2 million, or 119%, during the three months ended March 31, 2013 compared to the three months ended March 31, 2012. This increase was primarily due to an increase in media costs of $9.0 million and, to a lesser extent, to an increase in data and hosting costs of $0.8 million, an increase in personnel costs of $0.7 million and an increase in depreciation and amortization of capitalized internal use software and other fixed assets of $0.6 million. The increase in media costs from $7.7 million to $16.6 million for the three months ended March 31, 2012 and 2013, respectively, was due to our increased sales volume. Media costs represented approximately 46% and 44% of revenue in the three months ended March 31, 2012 and 2013, respectively. The increase in personnel costs was driven by increased headcount. The increase in data and hosting costs represents an increase in costs incurred to support our rapid growth. The amortization of capitalized internal use software was $0.5 million and $0.8 million for three months ended March 31, 2012 and 2013, respectively. Gross margin, increased from 43% for the three months ended March 31, 2012 to 46% for the three months ended March 31, 2013. The decrease in media costs as a percentage of revenue was driven by improvements in our AI-driven platform, which allowed us to more efficiently deliver our solution.

Research and Development

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
Research and development	$727	$2,412	$1,685	232%
Percent of revenue	4%	6%

        Research and development expense increased by $1.7 million, or 232%, during the three months ended March 31, 2013 compared to the three months ended March 31, 2012. This increase was primarily due to an increase in personnel expense of $1.4 million and, to a lesser extent, due to an increase in allocated costs of $0.1 million and an increase in professional services costs of $0.2 million. The increase in personnel expense and allocated costs was due to an increase in headcount, which reflects our continued hiring of engineers to maintain our technologies and support our research and development efforts.

        We capitalized internal use software development costs of $0.9 million and $1.7 million for the three months ended March 31, 2012 and 2013, respectively. The increase was due to additional headcount devoted to internal use software development.

Sales and Marketing

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$6,844	$16,230	$9,386	137%
Percent of revenue	41%	42%

        Sales and marketing expense increased by $9.4 million, or 137%, during the three months ended March 31, 2013 compared to the three months ended March 31, 2012. This increase was primarily due to an increase in personnel expense of $6.0 million and, to a lesser extent, to travel and related expenses of $1.4 million, marketing expenses of $0.9 million and allocated costs of $0.8 million. The increase in personnel expense was primarily due to an increase in headcount and, to a lesser extent, to an increase in commission expense related to the increase in total revenue. Our headcount increased by 124% for the three months ended March 31, 2013 compared to the three months ended March 31, 2012, primarily due to our focus on (1) marketing our solution to generate awareness; (2) increase the adoption of our solution by existing and new advertisers; and (3) establishing a presence in international markets.

General and Administrative

	Three Months Ended March 31,
	2012	2013	Change	% Change
	(in thousands, except percentages)
General and administrative	$1,087	$5,177	$4,090	376%
Percent of revenue	7%	14%

        General and administrative expense increased by $4.1 million, or 376%, during the three months ended March 31, 2013 compared to the three months ended March 31, 2012. This increase was primarily due to an increase in personnel expense of $2.1 million and, to a lesser extent, to an increase in professional services of $1.2 million and an increase in allocated costs of $0.6 million. The increase in personnel costs was driven primarily by increased stock-based compensation expense and increased headcount. The increase in third-party professional services was related to accounting, recruiting and legal services as we continued to invest in our infrastructure and in growing our headcount.

Other Expense, Net

	Three Months Ended March 31,
	2012	2013	Change
	(in thousands)
Interest expense	$(66)	$(124)	$(58)
Gain (loss) on foreign currency translation	—	(556)	(556)
Other income (expense)—net	69	37	(32)
Change in fair value of convertible preferred stock warrant liability	(115)	(1,097)	(982)

Total other expense, net	$(112)	$(1,740)	$(1,628)

        The increase in other expense, net, primarily relates to revaluations of outstanding convertible preferred stock warrants and, to a lesser extent, to foreign currency translations and interest related to our additional borrowings under the revolving line of credit and term debt. The increase in the value of our convertible preferred stock warrant liability was due to the significant increase in the value of our common stock. The increase in unrealized loss of foreign currency was due to a higher outstanding balance in foreign currency accounts receivable for three months ended March 31, 2013.

Provision for Income Taxes

        Our provision for income taxes of $14,000 and $54,000 for the three months ended March 31, 2012 and 2013, respectively, primarily relates to taxes due in foreign jurisdictions.

Comparison of the Years Ended December 31, 2011 and 2012

Revenue

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Revenue	$44,652	$106,589	$61,937	139%

        Revenue increased $61.9 million, or 139%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was primarily attributable to a year-over-year increase in the number of active customers for every quarter in the same periods. No customer accounted for 10% or more of our revenue during the years ended December 31, 2011 and 2012. Revenue outside North America increased from 3% to 10% of total revenue, respectively, over those same periods.

Cost of Revenue, Gross Profit and Gross Margin

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Cost of revenue	$27,300	$60,011	$32,711	120%
Gross profit	$17,352	$46,578	$29,226	168%
Gross margin	39%	44%

        Cost of revenue increased by $32.7 million, or 120%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was primarily due to an increase in media costs of $28.0 million and, to a lesser extent, due to an increase in data and hosting costs of $1.4 million, an increase in depreciation and amortization of capitalized internal use software and other fixed assets of $1.4 million and an increase in personnel costs of $1.2 million. The increase in media costs from $22.6 million to $50.7 million for the years ended December 31, 2011 and 2012, respectively, was driven by the increase in revenue. The increase in data, hosting, depreciation and amortization expense reflects costs incurred in support of our rapid growth. The increase in personnel costs was due to increased headcount. Media costs represented approximately 51% and 48% of revenue for the years ended December 31, 2011 and 2012, respectively. Gross margin increased from 39% for the year ended December 31, 2011 to 44% for the year ended December 31, 2012. The increase in gross margin was primarily due to a decrease in media costs as a percentage of revenue and, to a lesser extent, to a decrease in other fixed costs. The decrease in media costs as a percentage of revenue was driven by improvements in our AI-driven platform, which allowed us to more efficiently deliver our solution.

Research and Development

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Research and development	$1,545	$4,876	$3,331	216%
Percent of revenue	4%	5%

        Research and development expense increased by $3.3 million, or 216%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was primarily due to an increase in personnel costs of $2.3 million and, to a lesser extent, due to an increase in professional services costs of $0.2 million and an increase in allocated costs of $0.2 million. The increase in personnel costs and allocated costs was due to increased headcount as we continued to hire engineers to maintain our technologies and support our development efforts.

        We capitalized internal use software development costs of $2.6 million and $4.7 million for the years ended December 31, 2011 and 2012, respectively. The increase was due to additional headcount devoted to internal use software development.

Sales and Marketing

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$17,256	$41,069	$23,813	138%
Percent of revenue	39%	39%

        Sales and marketing expense increased by $23.8 million, or 138%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was primarily due to an increase in personnel costs of $16.2 million and, to a lesser extent, to allocated costs of $2.2 million, travel and related costs of $2.6 million and costs associated with marketing activities of $2.2 million. The increase in personnel expense was primarily due to an increase in headcount and, to a lesser extent, to an increase in commission expense related to the increase in revenue. Our headcount increased by 117% for the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to our focus on (1) marketing our solution to generate awareness; (2) increase the adoption of our solution by existing and new advertisers; and (3) establishing a presence in international markets. The increase in facilities and other allocated costs was also due to increased headcount. The increase in travel and marketing activities reflects our efforts to increase awareness of our solution and support and build customer relationships.

General and Administrative

	Years Ended December 31,
	2011	2012	Change	% Change
	(in thousands, except percentages)
General and administrative	$2,336	$8,403	$6,067	260%
Percent of revenue	5%	8%

        General and administrative expense increased by $6.1 million, or 260%, during the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was primarily due to an increase in personnel costs of $3.5 million, an increase in professional services costs of $1.6 million, an increase in allocated costs of $0.5 million and an increase in travel related costs of $0.3 million. The increase in personnel costs was due to an increase in headcount and stock-based compensation expense. The increase in third-party professional services for accounting, recruiting and legal services was due to our investment in infrastructure and growing our headcount. The increase in allocated costs was also driven by headcount growth.

Other Expense, Net

	Years Ended December 31,
	2011	2012	Change
	(in thousands)
Interest expense	$(250)	$(316)	$(66)
Gain (loss) on foreign currency translation	—	43	43
Other income (expense)—net	33	92	59
Change in fair value of convertible preferred stock warrant liability	(295)	(2,308)	(2,013)

Total other expense, net	$(512)	$(2,489)	$(1,977)

        The increase in other expense, net, was primarily due to the revaluation of outstanding convertible preferred stock warrants and, to a lesser extent, to increased interest related to our additional borrowings under our revolving line of credit and term debt. The increase in the value of our convertible preferred stock warrant liability was directly attributable to the significant increase in the value of our common stock.

Provision for Income Taxes

        Our provision for income taxes of $28,000 and $84,000 for the years ended December 31, 2011 and 2012, respectively, primarily relates to taxes due in foreign jurisdictions.

Quarterly Results of Operations and Key Metrics

Quarterly Results of Operations Data

        The following tables set forth our quarterly consolidated statements of operations data in dollars and as a percentage of total revenue for each of the nine quarters in the period ended March 31, 2013. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information in these tables reflects all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Revenue	$7,792	$8,802	$11,616	$16,442	$16,623	$22,969	$26,902	$40,095	$38,212
Cost of revenue(1)	4,576	6,220	7,498	9,006	9,449	12,584	14,955	23,023	20,671

Gross profit	3,216	2,582	4,118	7,436	7,174	10,385	11,947	17,072	17,541

Operating expenses:
Research and development(1)	349	309	454	433	727	811	1,066	2,272	2,412
Sales and marketing(1)	3,226	3,978	4,448	5,604	6,844	8,698	10,351	15,176	16,230
General and administrative(1)	460	478	541	857	1,087	1,483	1,675	4,158	5,177

Total operating expenses	4,035	4,765	5,443	6,894	8,658	10,992	13,092	21,606	23,819

Income (loss) from operations	(819)	(2,183)	(1,325)	542	(1,484)	(607)	(1,145)	(4,534)	(6,278)

Other expense, net	(50)	(176)	(153)	(133)	(112)	(228)	(829)	(1,320)	(1,740)

Net income (loss) before income and taxes	(869)	(2,359)	(1,478)	409	(1,596)	(835)	(1,974)	(5,854)	(8,018)

Income tax expense	(2)	(7)	(8)	(11)	(14)	(25)	(28)	(17)	(54)

Net income (loss)	$(871)	$(2,366)	$(1,456)	$398	$(1,610)	$(860)	$(2,002)	$(5,871)	$(8,072)

(1)
Stock-based compensation expense included above was as follows:

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013
	(in thousands)
Cost of revenue	$—	$1	$3	$3	$7	$8	$5	$17	$27
Research and development	—	1	4	4	26	39	46	623	391
Sales and marketing	8	17	20	21	45	51	100	904	512
General and administrative	9	26	14	33	76	63	61	1,250	635

	$17	$45	$41	$61	$154	$161	$212	$2,794	$1,565

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013
	(as a percentage of revenue)
Consolidated Statements of Operations Data*:
Revenue:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	59	71	65	55	57	55	56	57	54

Gross profit	41	29	35	45	43	45	44	43	46

Operating expenses:
Research and development	4	4	4	3	4	4	4	6	6
Sale and marketing	41	45	38	34	41	38	38	38	42
General and administrative	7	5	5	6	7	6	7	10	14

Total operating expenses	52	55	48	43	52	48	49	54	62

Income (loss) from operations	(11)	(24)	(12)	3	(9)	(3)	(5)	(11)	(16)

Other expense, net	(1)	(3)	(2)	(1)	(1)	(2)	(3)	(3)	(5)

Net income (loss) before income and taxes	(12)	(27)	(14)	2	(10)	(5)	(8)	(14)	(21)

Income tax expense	—	—	—	—	—	—	—	—	—

Net income (loss)	(11)%	(27)%	(13)%	2%	(10)%	(4)%	(7)%	(15)%	(21)%

Key Metrics(1)

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013
	(in thousands except for customer number data)
Revenue	$7,792	$8,802	$11,616	$16,442	$16,623	$22,969	$26,902	$40,095	$38,212
Revenue less media costs (non-GAAP)	$4,046	$3,670	$5,389	$8,899	$8,935	$12,491	$14,448	$20,045	$21,566
Adjusted EBITDA (non-GAAP)	$(729)	$(2,025)	$(1,162)	$791	$(1,040)	$(139)	$(477)	$(1,325)	$(4,625)
Number of active customers	150	174	217	266	265	341	406	536	560

*
Certain figures may not sum due to rounding.

(1)
For information on how we define these operational and other metrics see "—Key Metrics." For more information as to the limitations of using non-GAAP measurements, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

        The following table presents a reconciliation of revenue less media costs to revenue, the most directly comparable financial measure calculated in accordance with GAAP:

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013
	(in thousands)
Revenue	$7,792	$8,802	$11,616	$16,442	$16,623	$22,969	$26,902	$40,095	$38,212
Less: Media costs	3,746	5,132	6,227	7,543	7,688	10,478	12,454	20,050	16,646

Revenue less media costs	$4,046	$3,670	$5,389	$8,899	$8,935	$12,491	$14,448	$20,045	$21,566

        The following table presents a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP:

	Three Months Ended
	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013
	(in thousands)
Net income (loss)	$(871)	$(2,365)	$(1,487)	$398	$(1,610)	$(860)	$(2,002)	$(5,871)	$(8,072)
Interest expense	60	59	67	64	66	104	63	83	124
Income tax expense	2	7	8	11	14	25	28	17	54
Change in fair value of preferred stock warrants	(1)	124	93	79	115	147	831	1,215	1,097
Stock-based compensation	17	45	41	61	154	161	212	2,794	1,565
Depreciation and amortization (excludes amortization of internal use software)	64	105	116	178	221	284	391	437	607

Adjusted EBITDA	$(729)	$(2,025)	$(1,162)	$791	$(1,040)	$(139)	$(477)	$(1,325)	$(4,625)

Quarterly Trends and Seasonality

        Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are outside our control. We have experienced rapid growth since our incorporation in March 2008, which has resulted in a substantial increase in our revenue and a corresponding increase in our operating expenses to support our growth. Our rapid growth in customer-related activities has impacted our ability to deliver on campaigns and has thereby impacted gross margin. We are continuously working on enhancing our technology and our operational abilities to maximize our margins. This rapid growth has also led to uneven overall operating results due to changes in our investment in sales and marketing and research and development from quarter to quarter and increases in employee headcount. Our historical results should not be considered a reliable indicator of our future results of operations.

        Our quarterly revenue increased from $7.8 million in the quarter ended March 31, 2011 to $38.2 million in the quarter ended March 31, 2013, and our gross margin increased from 41% to 46% over this period. Our increase in quarterly revenue was mainly due to an increased number of advertisers as well as an increase in spending from our existing advertisers. Our increase in gross margin was primarily due to enhancements to our technology and additions to our operations team. Our revenue also tends to be seasonal in nature, with the fourth quarter of each calendar year historically representing the largest percentage of our total revenue for the year. Many brand advertisers spend the largest portion of their advertising budgets during the fourth quarter, in preparation for the holiday season.

        Operating expenses increased during every quarter presented, primarily due to increased expenses related to the continued expansion of our technical infrastructure, expenses related to increases in employee headcount, including allocated costs and stock-based compensation expense.

        Our adjusted EBITDA decreased in the three months ended March 31, 2013 relative to the three months ended December 31, 2012, due to the seasonality of our business and our decision to invest in our continuing growth.

Liquidity and Capital Resources

        Since our incorporation in March 2008, we have financed our operations and capital expenditures through private sales of convertible preferred stock, lines of credit and term debt. Specifically, we issued $9.8 million in Series A convertible preferred stock and $9.9 million of Series B convertible preferred stock between 2008 and 2010, respectively. During 2011, we received additional net proceeds of $6.5 million from the issuance of Series C convertible preferred stock, and in 2012, we received additional net proceeds of $34.4 million from the issuance of Series C-1 convertible preferred stock.

        As of March 31, 2013, we had cash and cash equivalents of $15.7 million and $16.9 million in debt obligations relating to an accounts receivable line of credit and a growth capital loan from Comerica Bank, or Comerica. As of March 31, 2013, we had the ability to borrow up to an additional $23.0 million under the Comerica line of credit for purposes of financing our accounts receivable balance. Cash and cash equivalents consist of cash and money market funds. We did not have any short-term or long-term investments as of March 31, 2013.

        We believe that our existing cash and cash equivalents balance, together with the undrawn balance under the Comerica line of credit, will be sufficient to meet our working capital requirements for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section of this prospectus entitled "Risk Factors."

        We plan to raise additional funds to finance our operations through our initial public offering or will attempt to raise additional capital through private equity, equity-linked or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain additional funds, we would also take other measures to reduce expenses to offset any shortfall.

        Our current debt obligations require us to maintain compliance with certain financial covenants, with the most significant covenant being a requirement to maintain a specified minimum quarterly EBITDA (defined as earnings before interest expense, income tax expense, depreciation, amortization and other noncash charges). Based on our projections, we believe we will maintain compliance with the debt covenants through 2013, however if future operating results are less favorable than currently anticipated, we may need to seek waivers or further amendments to modify our debt covenants.

        There can be no assurances that we will be able to raise additional capital or obtain such waivers or amendments on acceptable terms or at all, which would adversely affect our ability to achieve our business objectives. In addition, if our operating performance during the next twelve months is below our expectations, our liquidity and ability to operate our business could be adversely affected.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
	(in thousands)
Consolidated Statements of Cash Flows Data:
Cash flows used in operating activities	$(7,131)	$(18,803)	$(3,614)	$(5,620)
Cash flows used in investing activities	(4,593)	(8,763)	(1,153)	(3,464)
Cash flows provided by financing activities	8,282	37,484	4,098	9,962
Effects of exchange rates on cash	(10)	(93)	9	(38)

Increase (decrease) in cash and cash equivalents	$(3,452)	$9,825	$(660)	$840

Operating Activities

        Cash used in operating activities is primarily influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business and the increase in sales to advertisers and advertising agencies representing advertisers. Cash used in operating activities has typically been generated from net losses and further increased by changes in our operating assets and liabilities, particularly in the areas of accounts receivable and accrued liabilities, adjusted for non-cash expense items such as depreciation, amortization and stock-based compensation expense.

        Three months ended March 31, 2012 and 2013. For the three months ended March 31, 2013, cash used in operating activities amounted to $5.6 million, reflecting our net loss of $8.1 million, offset by non-cash expenses of $4.1 million, which included depreciation, amortization, stock-based compensation expense and change in fair value of warrant liability. These non-cash expenses increased due to capital expenses and headcount growth, primarily related to continued investment in our business. The remaining use of funds of $1.6 million was from the net change in working capital items, most notably a decrease in accounts payable of $1.8 million related to the timing of payments partially offset by increase in accrued liabilities of $0.9 million, related to the timing of compensation and other general expenses. There was an increase in accounts receivable of $0.6 million due to an increase in billings for advertising campaigns as well as timing of payments from domestic and international customers and agencies and an increase in prepaid expenses and other current assets of $0.2 million primarily due to the timing of payments for rent, insurance and other operating costs.

        Cash used in operating activities for the three months ended March 31, 2012 of $3.6 million was a result of net loss of $1.6 million offset by non-cash expenses of $1.0 million, which included depreciation, amortization, the change in fair value of preferred stock warrant liability, stock-based compensation expense and bad debt expense. The remaining use of the funds of $3.0 million was from the net change in working capital items, most notably an increase in accounts receivable of $2.0 million resulting from our revenue growth and an increase in prepaid expenses and other current assets of $0.2 million primarily related to the timing of payments for rent, insurance premiums and other operating costs. There was a decrease in accounts payable of $1.2 million, related to the timing of payments. These were partially offset by an increase in accrued liabilities of $0.3 million, related to the timing of compensation and other general expenses.

        Years ended December 31, 2011 and 2012. During the year ended December 31, 2012, cash used in operating activities of $18.8 million was the result of a net loss of $10.3 million, offset by non-cash expenses of $9.2 million, which included depreciation, amortization, the change in the valuation of the preferred stock warrant liability and stock-based compensation expense. These non-cash expenses increased due to capital expenses and headcount growth, primarily related to continued investment in our business. The remaining use of funds of $14.1 million was from the net change in working capital items, most notably an increase in accounts receivable of $31.1 million resulting from our revenue growth, and in prepaids and other assets of $1.1 million primarily related to rent, insurance and other operating expenses. These changes in working capital were partially offset by an increase in accounts payable and accrued and other liabilities of $9.6 million and $4.4 million respectively, related to the growth of our operations and the timing of compensation and other general expenses.

        Cash used in operating activities in 2011 of $7.1 million was the result of a net loss of $4.3 million, offset by non-cash expenses of $2.3 million which included depreciation, amortization, the change in the valuation of the preferred stock warrant liability, bad debt and stock-based compensation expense. These non-cash expenses increased due to capital expenses and headcount growth, primarily related to continued investment in our business. The remaining use of funds of $5.2 million was from the net change in working capital items, most notably an increase in accounts receivable of $10.0 million resulting from our revenue growth. These items were partially offset by an increase in accounts payable and accrued liabilities of $3.6 million and $1.1 million, respectively, related to the growth of our operations and the timing of compensation and other general expenses.

Investing Activities

        During 2011 and 2012 and the three months ended March 31, 2012 and 2013, investing activities consisted of purchases of property and equipment, including technology hardware and software to support our growth as well as capitalized internal-use software development costs. Purchases of property and equipment may vary from period-to-period due to the timing of the expansion of our operations, the addition of headcount and the development cycles of our internal-use hosted software platform. We expect to continue to invest in property and equipment and in the further development and enhancement of our software platform for the foreseeable future.

Financing Activities

        Our financing activities have consisted primarily of net proceeds from the issuance of convertible preferred stock, net borrowings under Comerica line of credit, Comerica growth capital loan and the VLL growth capital loan, and the issuance of shares of common stock upon the exercise of stock options.

        Three months ended March 31, 2012 and 2013. During the three months ended March 31, 2013, cash provided by financing activities amounted to $10.0 million, consisting of $10.0 million in borrowings under our Comerica line of credit and growth capital loan and $0.2 million in proceeds from the exercise of stock options, partially offset by deferred offering costs of $0.2 million and $0.1 million in cash used to repay debt.

        During the three months ended March 31, 2012, cash provided by financing activities amounted to $4.1 million, consisting of $4.0 million in borrowings under our Comerica line of credit and, to a lesser extent, $0.2 million in proceeds from the exercise of stock options. This was partially offset by $0.1 million in cash used to repay debt.

        Years ended December 31, 2011 and 2012. During the year ended December 31, 2012, cash provided by financing activities amounted to $37.5 million, consisting of $34.4 million in net proceeds from the issuance of 2,932,675 shares of our Series C-1 convertible preferred stock, $5.0 million in borrowings under our Comerica growth capital loan and $0.5 million in proceeds from the exercise of stock options. This was partially offset by $2.4 million in cash used to repay debt.

        During the year ended December 31, 2011, cash provided by financing activities amounted to $8.3 million, consisting of $6.5 million in net proceeds from the issuance of 1,116,030 shares of our Series C convertible preferred stock, $2.0 million in borrowings under our Comerica line of credit and $0.2 million in proceeds from the exercise of stock options. This was partially offset by $0.4 million in cash used to repay debt.

Off Balance Sheet Arrangements

        We did not have any off balance sheet arrangements as of December 31, 2011 or 2012, or March 31, 2013 other than the operating leases and indemnification agreements described below.

Contractual Obligations and Known Future Cash Requirements

Indemnification Agreements

        In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheet, consolidated statement of operations, consolidated statements of comprehensive loss or consolidated statements of cash flows.

Comerica Loan and Security Agreement

        In April 2010, we entered into a loan and security agreement, or the Comerica Agreement, with Comerica to establish a revolving line of credit for working capital purposes. The maximum amount available for borrowing under the revolving line of credit, as amended, is not to exceed the lesser of $25.0 million or an amount equal to 85% of certain eligible accounts. Eligible accounts exclude accounts that have aged over 90 days, including accounts in which 25% of the total account is aged over 90 days, and certain other accounts such as governmental, intercompany, employee and certain foreign accounts. The revolving line of credit has a maturity date of July 26, 2014 and may be repaid and redrawn at any time prior to such date, at which time all advances will be due and payable. Interest is charged at LIBOR plus a 2.75% applicable margin, which was 3.25%, 2.99% and 2.95% as of December 31, 2011, December 31, 2012 and March 31, 2013, respectively. As of December 31, 2012 and March 31, 2013, $1.9 million was outstanding under the revolving line of credit.

        In March 2012, we amended the Comerica Agreement to provide for growth capital advances of up to $3.0 million. The Comerica Agreement was further amended in February 2013 to provide for growth capital advances of up to $15.0 million. Growth capital advances are payable in equal installments over a twenty-four month period ending on February 13, 2016. Interest on outstanding balances is charged at LIBOR plus a 4.75% applicable margin, which was 4.99% and 4.95% as of December 31, 2012 and March 31, 2013, respectively. As of December 31, 2012 and March 31, 2013, growth capital advances of $5.0 million and $15.0 million, respectively, were outstanding.

Venture Lending & Leasing Loan and Security Agreement

        In April 2010, we entered into a loan and security agreement, or the VLL Agreement, with Venture Lending & Leasing, or VLL, to provide for a growth capital loan of up to $1.0 million, which we drew in full concurrently upon entering into the VLL Agreement. The borrowed funds were used for general corporate purposes. The loan was payable in monthly installments of interest only for the first six months, and thereafter interest and principal were payable in 30 equal monthly installments. Interest accrued at a fixed rate of 13%.

        Covenants. As of December 31, 2012, we were in breach of various financial and non-financial covenants under the Comerica Agreement. However, we subsequently obtained waivers for each of the covenant violations. As of December 31, 2012, we were in breach of certain covenants under the VLL Agreement requiring submission of monthly consolidated financial statements within 30 days of month end. As of March 31, 2013, the VLL Agreement was terminated.

        We are required to maintain financial covenants under the Comerica Agreement as follows:

  •
  EBITDA. We are required to maintain specified quarterly and annual EBITDA, which is defined with respect to any fiscal period as an amount equal to the sum of (1) consolidated net income (loss) in accordance with GAAP, after eliminating all extraordinary nonrecurring items of income, plus (2) depreciation and amortization, income tax expense, total interest expense paid or accrued and non-cash stock-based compensation expense, less (3) all extraordinary and non-recurring revenue and gains (including income tax benefits).

  •
  Liquidity ratio. Under the Comerica Agreement, the ratio of (i) the sum of all cash on deposit with Comerica and 85% of all eligible receivables accounts to (ii) all funded debt under the Comerica Agreement must be at least 1.15 to 1.00 on a monthly basis.

        The terms of the Comerica Agreement also require us to comply with other non-financial covenants. As of March 31, 2013, we were in compliance with our covenants.

Operating Leases

        We lease various office facilities, including our corporate headquarters in Redwood City, California and various sales offices, under operating lease agreements that expire through May 2018. The terms of the lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods.

Commitments

        As of December 31, 2012, our principal commitments consisted of obligations under the Comerica Agreement and the VLL Agreement that were scheduled to mature at various dates through February 2016 and operating leases for our offices. The following table summarizes our future minimum payments under these arrangements as of December 31, 2012:

	Payments Due by Period
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$11,096	$2,419	$6,911	$1,766	$—
Term debt(1)	5,113	1,988	3,125	—	—
Line of credit(2)	1,853	—	1,853	—	—

Total minimum payments	$18,062	$4,407	$11,889	$1,766	$—

(1)
$5.0 million of the total term debt is attributable to the Comerica growth capital loan, which accrued interest at LIBOR, plus a 4.75% applicable margin, which was equal to 4.99% as of December 31, 2012 and is scheduled to mature in February 2016. The remaining $0.1 million of the total term debt is attributable to the VLL growth capital loan, which accrued interest at a fixed rate of 13%. The VLL growth capital loan was paid in full per the terms of the VLL Agreement as of March 31, 2013.
(2)
Accrues interest at LIBOR, plus a 2.75% applicable margin, which was equal to 2.99%, as of December 31, 2012 and has a final maturity date in July 2014.

        The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

        Subsequent to December 31, 2012, we entered into one significant new operating lease agreement, expanding our leased space at our headquarters. This lease expires in October 2014 and increases total future operating lease obligations by $0.8 million.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

        We believe that the assumptions and estimates associated with revenue recognition, internal-use software development costs, income taxes and stock-based compensation expense have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see the notes to our consolidated financial statements.

Revenue Recognition

        We recognize revenue when all four of the following criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred or a service has been provided;

  •
  customer fees are fixed or determinable; and

  •
  collection is reasonably assured.

        Revenue arrangements are evidenced by a fully executed insertion order, or IO, with an advertiser or an advertising agency representing an advertiser. All IOs have a fixed period of time for delivery, an agreed-upon rate and state the number of advertising impressions (cost-per-thousand) to be delivered.

        We determine collectability by performing ongoing credit evaluations and monitoring our advertisers' accounts receivable balances. For new advertisers, we perform a credit check with an independent credit agency and may check credit references to determine creditworthiness. We may also perform a credit check of the advertising agency if we have not done business with it before, or if past checks have revealed a marginal credit situation. We only recognize revenue when collection is reasonably assured from both the end advertiser and advertising agency intermediary, if any.

        Multiple-element arrangements. We enter into arrangements with advertisers to sell advertising that includes different media placements or ad services that are delivered at the same time, or within close proximity of one another. We have determined that a majority of our arrangements with customers should be classified as multiple element arrangements. Beginning on January 1, 2011, we adopted new authoritative guidance on multiple element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, we allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes vendor-specific objective evidence, or VSOE, if available, third-party evidence, or TPE, if VSOE is not available and best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

        VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific offering when sold separately. In determining VSOE, we require that a substantial majority of the standalone selling prices for these services fall within a reasonably narrow pricing range. We were not able to establish VSOE for any of our advertising offerings.

        TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers, and our offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services' selling prices are on a standalone basis. As a result, we have not been able to establish selling price based on TPE.

        BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a standalone basis. BESP is generally used to allocate the selling price to deliverables in our multiple element arrangements. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings, market conditions, competitive landscape and pricing practices. We limit the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. We will regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

        We recognize the relative fair value of the advertising services as they are delivered, assuming all other revenue recognition criteria are met.

Allowances for Doubtful Accounts and Returns

        We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at differing rates, based upon the age of the receivable. In determining these percentages, we analyze our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

        We also record a provision for estimated sales returns and allowances in the same period the related revenue is recorded. These estimates are based on an analysis of credits issued for billing corrections and any other known factors. If the historical data we use to calculate these estimates do not properly reflect future returns, then a change in the allowances would be made in the period in which such a determination is made, and revenue in that period could be materially affected.

Internal Use Software Development Costs

        We capitalize certain costs related to software developed for internal use, primarily associated with the ongoing development and enhancement of our advertising platform. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded in research and development expense on our consolidated statements of operations. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and expensed over the estimated useful life of the enhancements, generally three years.

Income Taxes

        We account for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. We have established a full valuation allowance to offset domestic net deferred tax assets due to the uncertainty of realizing future tax benefits from our net operating loss carry forwards and other deferred tax assets. Our valuation allowance is attributable to the uncertainty of realizing future tax benefits from U.S. net operating losses, foreign timing differences and other deferred tax assets.

        As of December 31, 2012, we had U.S. federal net operating loss carry forwards of approximately $22.4 million, which expire beginning in 2029. As of December 31, 2012, we had U.S. state net operating loss carry forwards of approximately $17.2 million, expiring beginning in 2029. As of December 31, 2012, we had federal research and development tax credits of approximately $0.5 million, which expire beginning in 2029. As of December 31, 2012, we had state research and development tax credits of approximately $0.9 million, which carry forward indefinitely.

Stock-based Compensation

        We account for stock-based compensation in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA guidelines. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

        Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

        Fair value of our common stock. As our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in "Common Stock Valuations" below.

        Expected term. The expected term was estimated using the simplified method allowed under the guidance of the Securities and Exchange Commission.

        Volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the technology industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded stock options in our industry peers' common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

        Risk-free rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities appropriate for the term of employee stock option awards.

        Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

        If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the stock compensation awards granted previously.

        The following table presents the assumptions used to estimate the fair value of options granted to employees during the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
Expected term (years)	5.4–6.1	5.3–7.3	6.0–6.1	6.0–6.6
Volatility	56.1%–66.7%	61.2%–63.4%	62.9%	64.6%–64.9%
Risk-free interest rate	1.13%–3.06%	0.73%–1.21%	1.19%–1.21%	1.09%–1.26%
Dividend yield	—	—	—	—

Common Stock Valuation

        We are required to estimate the fair value of the common stock underlying our stock option awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock option awards was determined by our board of directors, with the input from management and contemporaneous valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our stock option awards was determined by our board of directors based on the most recent valuation as of the grant date. If stock option awards were granted a short period of time preceding the date of a valuation report, we assessed the fair value of such stock option awards used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In such instances, the fair value of such stock option awards that we used for financial reporting purposes generally exceeded the exercise price for those awards. As shown below, the valuations of common stock were determined in accordance with the guidelines outlined in the AICPA guidelines. The assumptions that we used in these valuation models are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock for financial reporting purposes as of the grant date of each stock option award, including the following factors:

  •
  valuations of our common stock performed as of March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013 by unrelated third-party valuation specialists;

  •
  the prices, rights, preferences and privileges of our preferred stock relative to our common stock;

  •
  the prices of our preferred stock and common stock sold to outside investors in arms-length transactions;

  •
  our operating and financial performance;

  •
  current business conditions and projections;

  •
  the hiring of key personnel;

  •
  our history and the introduction of new products or services;

  •
  the likelihood of achieving a liquidity event for the shares of common stock underlying these stock option awards, such as an initial public offering or sale of our company, given prevailing market conditions;

  •
  any adjustment necessary to recognize a lack of marketability for our common stock;

  •
  the market performance of comparable publicly traded companies; and

  •
  the U.S. and global capital market conditions.

        The dates of our valuations were not contemporaneous with the grant dates of our stock option awards. Therefore, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation for the purposes of determining the fair value of our common stock for financial reporting purposes. If stock option awards were granted a short period of time preceding the date of the most recent valuation report, we assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In such instances, the fair value that we used for financial reporting purposes generally exceeded the exercise price for those awards. In reaching this conclusion, we also evaluated whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date. The additional factors considered when determining any changes in fair value between the most recent valuation and the grant dates included, when available, the prices paid in recent transactions involving our equity securities, as well as our stage of development, our operating and financial performance, current industry conditions, and the market performance of comparable publicly traded companies. There were significant judgments and estimates inherent in these valuations, which included assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event, and the determinations of the appropriate valuation methods to be applied. If we had made different estimates or assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different from those reported in this prospectus.

        For the valuations of our common stock, our management estimated, as of each valuation date, our business enterprise value, or BEV, on a continuing operations basis, using the market approach described in the Guideline Publicly Traded Company Analysis.

        The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business. We selected our comparable publicly traded companies by analyzing various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, growth, profitability, the availability of adequate financial data, and whether or not they had actively traded stock. The market multiples are based on key metrics of comparable publicly traded companies, and, for our valuations in 2012, we primarily used forward 12-month revenue multiples from our comparable publicly traded peers. We applied these multiples to our current and next fiscal year estimated revenue projections as of the valuation date to arrive at an indication of fair value. We deemed multiples of revenue to be the most relevant metric in our industry as we are still in a growth phase. Since we have not reached normalized profitability or generated positive historical profit, applying profit-based multiples may be more difficult or less reliable.

        Our indicated BEV at each valuation date was allocated to the shares of convertible preferred stock, common stock, warrants and options using either an option pricing method, or OPM, and/or a probability-weighted expected return method, or PWERM. An OPM treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger, sale or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. Under a PWERM approach, the value ascribed to each share is based upon the probability-weighted present value of expected future returns, considering each of the possible future scenarios available to the business enterprise, as well as the rights of each class of stock. Finally, because the market approach generally results in marketable value indications, and we are a privately-held company, we also applied a non-marketability discount in determining the fair value of our common stock for financial reporting purposes.

        The following table summarizes, by grant date, the number of shares of common stock subject to stock option awards granted from January 1, 2012 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
February 21, 2012	627,905	$1.07	$2.50
June 15, 2012	352,500	2.97	2.97
August 13, 2012	241,500	3.55	5.68
December 4, 2012	2,740,150	6.58	9.67
March 7, 2013	1,081,548	11.21	14.30
March 10, 2013	142,500	11.21	14.30

        In addition to the stock options granted, we also granted 13,571 shares of restricted stock in 2012.

        Based on the initial public price of $            per share, the aggregate intrinsic value of stock options outstanding as of March 31, 2013 was $            million, of which $            million related to vested options.

        The following discussion relates primarily to our determination of the fair value per share of our common stock for purposes of calculating stock-based compensation expense since January 2012. No single event caused the valuation of our common stock to increase or decrease through December 2012. Instead, a combination of the factors described below in each period led to the changes in the fair value of our common stock. Notwithstanding the fair value reassessments described below, we believe reliance on the valuation reports and the underlying methodology in such reports was a reasonable method to determine the stock option awards exercise prices on the respective stock option awards' grant dates.

February 2012

        During the quarter ended December 31, 2011, we generated $16.4 million in revenue compared to $11.6 million for the quarter ended September 30, 2011 and ended 2011 with headcount of 128 employees. In February 2012, we granted stock option awards with an exercise price of $1.07 per share based on a valuation report as of March 15, 2011. In order to assess the fair value of the underlying common stock for financial reporting purposes, we performed a retrospective valuation as of December 31, 2011, which used the market approach to determine an estimated BEV and fair value for our common stock. In our December 31, 2011 valuation, the financial performance of several publicly traded companies in the online advertising optimization industry was examined. The valuation used a multiple of enterprise value to projected revenue as the valuation metric, and applied the comparable companies' respective multiples to our forward revenue estimates for 2012 to arrive at a BEV of $99.2 million. The OPM was used to allocate the equity value to the common stock, and we then applied a non-marketable discount of 25%. Based on all of these considerations, our board of directors concluded that the fair value per share of common stock for financial reporting purposes was $2.50 per share for stock option awards granted in February 2012.

June 2012

        As of March 31, 2012, we had 265 active customers while achieving modest sequential revenue growth, generating $16.6 million of revenue for the quarter ended March 31, 2012, and modestly increasing our employee headcount to 272 as of March 31, 2012. In June 2012, we granted stock option awards with an exercise price of $2.97 per share based on a valuation report as of March 31, 2012. The March 31, 2012 valuation was influenced by the issuance of Series C-1 Preferred Stock at $11.76 per share and applied the market transaction approach for transactions in sales of our stock, known as, the back-solve method. Although the transaction involved a different class of stock and included other considerations in the investment decision, such as financing considerations, the transaction involved a new investor and was therefore relevant for consideration. We used the OPM to allocate the equity value to the common stock, and applied a non-marketability discount of 25%. Based on all of these considerations, our board of directors concluded that the fair value of our common stock for financial reporting purposes was $2.97 per share for stock option awards granted in June 2012.

August 2012

        As of June 30, 2012, we had 341 active customers while achieving sequential revenue growth, generating $23.0 million of revenue for the quarter ended June 30, 2012 and increasing our employee headcount to 204 as of June 30, 2012. In August 2012, we granted stock option awards with an exercise price of $3.55 per share based on a valuation report as of June 30, 2012. In determining the fair value of our common stock for financial reporting purposes, our board of directors considered the valuation reports as of June 30, 2012 and September 30, 2012. Given the anticipated growth, the valuation applied the comparable companies' respective multiples to our forward revenue estimates for 2012 and 2013 to arrive at BEV of $150.2 million and $241.5 million as of June 30, 2012 and September 30, 2012, respectively. We used the OPM to allocate the equity value to the common stock value with non-marketability discounts of 25% and 20% as of June 30, 2012 and September 30, 2012, respectively. For our retrospective analysis for assessing the fair value of our common stock for financial reporting purposes, we applied a straight-line calculation using the valuations of $2.97 per share as of June 30, 2012 and $6.58 per share as of September 30, 2012 to determine, with the benefit of hindsight, a reassessed fair value of our common stock for stock option awards granted in August 2012 of $5.68.

December 2012

        As of September 30, 2012, we had 406 active customers while achieving sequential revenue growth, generating $26.9 million of revenue for the quarter ended September 30, 2012, which was significantly higher than our prior two quarters, and increasing our employee headcount to 229 as of September 30, 2012. In December 2012, we granted stock option awards with an exercise price of $6.58 per share based on a valuation report as of September 30, 2012. In determining the fair value of our common stock for financial reporting purposes, our board of directors considered the valuation reports as of September 30, 2012 and December 31, 2012. The December 31, 2012 valuation increased significantly, primarily due to the large increase in revenue growth during the quarter ended December 31, 2012. During such period, we generated revenue of $40.1 million, which was above our forecast and given our performance, our board of directors believed the possibility of a public liquidity event became more feasible. To estimate the value of our common stock for financial reporting purposes as of December 31, 2012, we used the PWERM and the OPM, which is referred to as the Hybrid Method, and weighted the results of our PWERM at 40% and OPM at 60% while decreasing the non-marketability discount to 15%. The PWERM reflected one scenario, an initial public offering, or IPO, in nine months, and the OPM contemplated a sale in 12 months. In addition, we considered the purchase of common stock from certain stockholders by outside investors in an arms-length transaction that occurred in December in our valuation as of December 31, 2012. For our retrospective analysis for assessing the fair value of our common stock for financial reporting purposes, we applied a straight-line calculation using the valuations of $6.58 per share as of September 30, 2012 and $11.21 per share as of December 31, 2012 to determine, with the benefit of hindsight, the fair value of our common stock for stock option awards granted in December 2012 of $9.67.

March 2013

        As of December 31, 2012, we had 536 active customers while achieving sequential revenue growth, generating $40.1 million of revenue for the quarter ended December 31, 2012, which was substantially higher than our prior quarterly growth rates, and also reflected our seasonally strong fourth quarter. We also increased our employee headcount to 289 as of December 31, 2012. In March 2013, we granted stock option awards with an exercise price of $11.21 per share based on a valuation report as of December 31, 2012. In determining the fair value of our common stock for financial reporting purposes, our board of directors considered the valuation reports as of December 31, 2012 and March 31, 2013. For the December 31, 2012 valuation, we used a Hybrid Method. For the March 31, 2013 valuation, we used the PWERM. Following discussions with investment bankers, our board of directors evaluated the possibility of an IPO in approximately six months, an IPO in approximately 12 months and a merger or sale in approximately 12 months. We weighted the early IPO scenario at 60%, the late IPO scenario at 30%, the merger or sale scenario at 10% and lowered the non-marketability discount to 13%. For financial reporting purposes, we applied a straight-line calculation using the valuations of $11.21 per share as of December 31, 2012 and $15.33 per share as of March 31, 2013 to determine, with the benefit of hindsight, the fair value of our common stock for stock option awards granted in March 2013 of $14.30.

Recently Issued and Adopted Accounting Pronouncements

        Under the Jumpstart Our Business Startups Act, or JOBS Act, we qualify as an "emerging growth company." We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

        In June 2011, the Financial Accounting Standards Board, or FASB, issued authoritative guidance that addresses the presentation of comprehensive income for annual reporting of financial statements was issued. The guidance is intended to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. Such changes in the stockholders' equity will be required to be disclosed in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective for fiscal years beginning after December 15, 2011, and should be applied retrospectively for all periods presented. Early adoption is permitted. This new guidance impacts how we report comprehensive income, and did not have any effect on our results of operations, financial position or liquidity upon its required adoption on January 1, 2012.

        In February 2013, the FASB issued guidance that addresses the presentation of amounts reclassified from accumulated other comprehensive income. This guidance does not change current financial reporting requirements. Instead, an entity is required to cross-reference to other required disclosures that provide additional detail about amounts reclassified out of accumulated other comprehensive income. In addition, the guidance requires an entity to present significant amounts reclassified out of accumulated other comprehensive income by line item of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. Adoption of this standard is required for periods beginning after December 15, 2012 for public companies. This new guidance impacts how we report comprehensive income and will have no effect on our results of operations, financial position or liquidity upon its required adoption on January 1, 2013.

        Additionally, in May 2011, updated authoritative guidance to amend existing requirements for fair value measurements and disclosures was issued. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders' equity. The guidance was effective for the year ended December 31, 2012 and was applied prospectively. This new guidance impacts how we report on fair value measurements only, and had no effect on our results of operations, financial position or liquidity upon our adoption on January 1, 2012.

Quantitative and Qualitative Disclosure about Market Risk

        We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily interest rate, foreign exchange and inflation risks.

Interest Rate Fluctuation Risk

        Our cash and cash equivalents consist of cash and money market funds. Our borrowings under notes payable and capital lease obligations are generally at fixed interest rates.

        The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio's fair value is relatively insensitive to interest rate changes. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Exchange Risk

        We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally British pounds and euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to translating certain cash balances, trade accounts receivable balances and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe such a change will not have a material impact on our results of operations. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

        Rocket Fuel is a technology company that has developed an Artificial Intelligence and Big Data-driven predictive modeling and automated decision-making platform. Our technology is designed to address the needs of markets in which the volume and speed of information render real-time human analysis infeasible. We are focused on the large and growing digital advertising market that faces these challenges.

        There are tens of billions of daily trades across all digital advertising exchanges, thousands of times more than the number of daily trades executed by NASDAQ and the NYSE combined. Our Artificial Intelligence, or AI, system autonomously purchases ad spots, or impressions, one at a time, on these exchanges to create portfolios of impressions designed to optimize the goals of our advertisers, such as increased sales, heightened brand awareness and decreased cost per customer acquisition. We believe that our customers value our solution, as revenue recognized from all customers that ran campaigns with us in 2011 grew approximately 75% in 2012.

        Our solution is designed to optimize both direct-response campaigns focused on generating specific consumer purchases or responses, as well as brand campaigns geared towards lifting brand metrics. We have successfully run advertising campaigns for products and brands ranging from consumer products to luxury automobiles to travel. We provide a differentiated solution that is simple, powerful, scalable and extensible across geographies, industry verticals and the display, mobile, social and video digital advertising channels. According to MAGNA GLOBAL as of May 2013, the display, mobile, social and video channels for digital advertising are expected to grow from $54 billion in 2012 to $89 billion in 2016 globally.

        Increasingly, companies are attempting to leverage Big Data and data scientists to make strategic and tactical decisions. At Rocket Fuel, rather than focusing on data analysis by humans, we have built tools to perform analysis and make decisions autonomously. The benefit of a general platform that autonomously adapts and learns while solving multiple problems instead of solving one specific problem at a time is that, with very little manual configuration, our platform simultaneously runs hundreds of campaigns for advertisers with highly diverse goals.

        Our team of award-winning computer scientists developed and continues to enhance our disruptive technology. Our scientists have backgrounds in AI, Big Data, machine learning, and high-availability and distributed systems, from institutions including Massachusetts Institute of Technology, Stanford University, Indian Institute of Technology and Carnegie Mellon University. Benefiting from our unique combination of technology and industry expertise, we have rapidly grown our business, building a diversified customer base during 2012 comprising over 65 of the Advertising Age 100 Leading National Advertisers and over 40 of the Fortune 100 companies.

        As our customers realize the performance of their campaigns on our platform, we often receive feedback that we are a top performer, and consequently, we often receive increased allocations that contribute to our revenue growth. For the years ended December 31, 2010, 2011 and 2012, our revenue was $16.5 million, $44.7 million and $106.6 million, respectively, representing a compound annual growth rate, or CAGR, of 154%. For the three month periods ended March 31, 2012 and 2013, our revenue was $16.6 million and $38.2 million, respectively, representing period-over-period growth of 130%. For the years ended December 31, 2010, 2011 and 2012 and the three month periods ended March 31, 2012 and 2013, our net loss was $(3.2) million, $(4.3) million, $(10.3) million, $(1.6) million and $8.1 million, respectively. For the years ended December 31, 2010, 2011 and 2012 and for the three month periods ended March 31, 2012 and 2013, our adjusted EBITDA was $(2.9) million, $(3.1) million, $(3.0) million, $(1.0) million and $(4.6) million, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a definition of adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of adjusted EBITDA to our net loss, see "Selected Consolidated Financial Data—Non-GAAP Financial Measures."

Our Industry

        The convergence of several trends is generating demand for technology-driven solutions:

AI is increasingly becoming an accepted and important technology used to solve complex problems.

        Over the last decade, AI has gained prominence in several fields, including aeronautics, securities trading, logistics, space exploration and medical diagnosis, as well as through seminal technology events, such as IBM's Watson winning Jeopardy, NASA's Curiosity landing itself on the surface of Mars, and Google's self-driving cars operating on highways. AI-driven systems can rapidly process enormous amounts of data and execute transactions on a large scale, enabling decision-making capabilities that generally are not otherwise feasible or economical. One of the historical limitations of AI was its need for substantial and costly amounts of computational power. However, the cost of computational power is continuously decreasing, making AI solutions more practical for mainstream business applications. Just as there is a trend toward using machine-based algorithmic trading on electronic exchanges for high frequency trading in investment securities, an increasing volume of digital advertising is executed using programmatic buying technologies on real-time advertising exchanges. We believe this trend has created a significant opportunity to harness the power of AI to make complex business decisions autonomously.

The proliferation of data is creating new opportunities to optimize business processes.

        The continuing increase in global online activity generates massive amounts of data that can be collected and analyzed to provide valuable insights for business processes, especially given the dramatic drop in computation and storage costs. According to the IDC Digital Universe Study, the global volume of digital information created, replicated and consumed is expected to grow annually by approximately 40% from 2.8 zettabytes in 2012 to 40 zettabytes in 2020, which implies a doubling of data every two years, with 68% of all digital data created and consumed by consumers in 2012.

The Internet is transforming consumer habits, media consumption and advertising spending allocations.

        Over the past decade, the Internet has become a primary channel for content creation, consumption, social engagement and commerce. Adults in the United States spend more time online and on mobile devices for non-voice activities than ever before. According to eMarketer, in 2012, they spent on average 255 minutes per day on such activities, up over 50% from 2009. Historically, advertisers have relied heavily on offline media, such as television, newspapers, magazines and radio, to promote their brands and to sell products and services. With the rapid growth of online activity and the proliferation of Internet-connected devices, advertisers are increasingly using the Internet to reach, influence and creatively engage consumers. As a result, digital advertising spending as a percentage of overall advertising spending has increased substantially in recent years. According to eMarketer, worldwide digital advertising spending is expected to grow from $72 billion in 2010 to $163 billion in 2016, or from 17.5% to 25.9% of total worldwide advertising spending, respectively.

Digital advertising is shifting to market-driven real-time bidding systems.

        In the past, the market for buying and selling digital advertising was relatively simple, with advertisers and publishers transacting directly with one another. As Internet usage increased, the number of publishers with significant advertising inventory increased. However, the vast majority of publishers lacked the scale and capabilities to effectively monetize their inventory. As a result, advertising networks were built to purchase unsold advertising inventory from multiple publishers and then package and sell the inventory to advertisers. In recent years, this trend has resulted in the emergence and rapid growth of real-time advertising exchanges, which have reduced the transactional friction that historically was associated with the buying and selling of digital advertising inventory. Like stock exchanges for buyers and sellers of investment securities, real-time advertising exchanges enable increased liquidity, transparency and efficiency in transactions between advertisers and publishers.

        Real-time bidding, or RTB, is the real-time purchase and sale of advertising inventory on an impression-by-impression basis on real-time advertising exchanges. According to IDC, RTB is expanding faster than any other segment of the digital advertising industry, with total RTB sales increasing from approximately $3 billion in 2012 to approximately $14 billion in 2016, representing a 47% CAGR. We believe the following key factors are driving the growth of RTB:

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  Programmatic buying. Programmatic buying enables the automated buying of advertising inventory, typically using predefined and data-driven algorithms. The widespread industry adoption of programmatic buying, which was initially available only for display advertising inventory, has expanded to mobile, social and video inventory, and has accelerated the growth of RTB.

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  Abundance of inventory. Digital advertising inventory has substantially grown in recent years, as consumers continue to migrate online using a multitude of devices to consume an increasing amount of digital content across display, mobile, social and video channels, and as the number of websites and mobile applications continues to increase exponentially.

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  Publisher adoption. For publishers, digital advertising opportunities can be short lived, as users move frequently among different websites and applications. To efficiently monetize these perishable digital advertising opportunities, publishers are seeking solutions that expose their inventory to large pools of potential advertisers who purchase inventory through real-time advertising exchanges. Publishers are making an increasing amount of their digital advertising inventory available through real-time advertising exchanges because doing so enables them to derive higher prices for their inventory due to competitive bidding dynamics. As a result of this trend, digital advertising inventory is becoming increasingly abundant, liquid and purchasable programmatically.

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  Precision for advertisers. Real-time advertising exchanges provide advertisers with access to large pools of inventory on an impression-by-impression basis through competitive market-driven pricing, providing the opportunity to efficiently and effectively achieve their campaign goals.

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  Virtuous cycle. The shift of advertising budgets toward real-time advertising exchanges is creating a virtuous growth cycle. As demand for digital advertising inventory grows, publishers increase the supply of digital advertising inventory, thereby enabling better advertising results. As results improve, demand for additional inventory increases, which then leads to increased incentives for publishers to make additional inventory available through real-time advertising exchanges.

Our Market Opportunity

        According to MAGNA GLOBAL, as of May 2013, display, mobile, social and video channels for digital advertising are forecast to grow from $54 billion in 2012 to $89 billion in 2016, a 13% CAGR, broken into the following segments:

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  Display. According to MAGNA GLOBAL, display advertising, excluding mobile, social and video, was a $35 billion market in 2012 and is expected to grow to $37 billion in 2016, a 1% CAGR. Growth in display advertising, excluding mobile, social and video, is slower than in other channels as overall display advertising growth is being driven by mobile, social and video advertising.

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  Mobile. According to MAGNA GLOBAL, mobile advertising, including mobile search and display, was a $7 billion market in 2012 and is forecast to grow to $21 billion in 2016, a 33% CAGR. We currently are focused only on the display portion of the mobile market.

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  Social. According to MAGNA GLOBAL, social advertising was a $6 billion market in 2012 and is forecast to grow to $20 billion in 2016, a 32% CAGR.

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  Video. According to MAGNA GLOBAL, online video advertising was a $5 billion market in 2012 and is forecast to grow to $11 billion in 2016, a 22% CAGR.

        Digital advertising across these channels is bought and sold using various methods, including RTB exchanges, which, according to IDC, is expanding faster than any other segment of the digital advertising industry.

        According to MAGNA GLOBAL, as of December 2012, total advertising spending for digital and traditional media reached $480 billion in 2012 globally. We believe that advertisers will continue to shift advertising spending from traditional media to programmatic buying.

Challenges Faced by Digital Advertisers

        Advertisers that want to conduct digital advertising campaigns face several challenges, including:

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  Achieving measurable results. Increasingly, advertisers seek to measure the results of their campaigns and expect tangible and quantifiable business results, such as heightened brand awareness and increased sales.

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  Addressing the rapidly changing and highly fragmented consumer environment. Consumers' digital-media habits are evolving, with consumers accessing and consuming content across many different Internet-connected devices, resulting in highly-fragmented audiences, particularly due to the adoption of new digital media platforms, such as mobile applications and social networks. This fragmentation makes it difficult for advertisers to deliver impactful and measureable campaigns to wide audiences. As a result, advertisers are demanding the ability to adjust their advertising spending in real time to reach and influence their prospective consumers.

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  Navigating industry complexity. The rapid growth of the digital advertising industry has created a highly complex environment for advertisers, with multiple channels, technologies and solutions offered by various industry participants.

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  Leveraging complex data. Many large advertisers have already made significant investments in data and are struggling with the challenge of how to effectively make use of it. In order to gain valuable and timely insights and harness multiple data sources to effectively manage advertising campaigns, advertisers need sophisticated data-integration tools and a highly complex computing infrastructure, neither of which is typically within their core competencies. Moreover, the sheer volume of data in today's digital world has surpassed the ability of most advertisers to manually test and derive value from that data.

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  Operating in real time. The massive volume and real-time creation of data generally precludes effective human review, analysis, optimization and implementation of advertising campaigns. For example, advertising impressions available on real-time advertising exchanges must be valued and bid upon in approximately 100 milliseconds. In addition, key decisions relating to the allocation of advertising spending are typically based on human know-how and experience gained from prior advertising campaigns. As a result, existing providers of solutions for digital advertising are typically slow to make strategic adjustments in their campaigns and are often unable to take full advantage of the abundance of available data.

Our Solution

        Our proprietary AI-driven solution is built on our real-time optimization engine, which leverages Big Data and our computational infrastructure to deliver highly-automated, measurable digital advertising campaigns. We offer an extensible solution that optimizes digital advertising campaigns across geographies, industry verticals, advertiser goals and display, mobile, social and video digital channels.

        We believe our solution is disrupting traditional approaches to digital advertising. The digital advertising campaigns we deliver are designed to be effective and efficient, and are easy for us to set up and manage, and do not require advertisers to know or guess who their target audiences are, nor the best digital channels through which to reach them. Instead, our AI-driven technology reaches desired consumers globally by programmatically buying advertising inventory available through real-time advertising exchanges. The key benefits of our solution for advertisers include:

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  Better results faster. Our technology considers millions of attributes to determine how to respond to the tens of billions of bid requests for advertising impressions that we receive each day. We bid on billions of these impressions per day in approximately 100 milliseconds per bid request. As our engine learns which attributes best contribute to meeting campaign goals, it adapts as campaigns run to improve performance measured against these goals. This enables us to deliver more rapid optimization and better campaign results than the periodic manual adjustments of traditional solutions.

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  Business goal oriented. Our solution transforms the way campaigns are optimized, learning and adapting in real time, which we refer to as "Advertising that Learns," to achieve advertisers' measurable business goals, such as reduced cost per customer acquisition, increased sales and heightened brand awareness. In contrast, traditional solutions usually require advertisers to manually choose target audiences, context, behavior and other variable attributes to run their campaigns.

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  Comprehensive solution. Our solution delivers and optimizes both direct-response campaigns focused on generating specific consumer purchases or responses, as well as brand campaigns geared towards lifting brand metrics. We deliver campaigns across and within the display, mobile, social and video digital advertising channels and is extensible across a wide range of industry verticals on a global basis.

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  Simple and powerful. We simplify digital advertising campaign management by requiring only a limited number of initial inputs from our advertisers. Our solution then automates advertising campaigns by analyzing petabytes of data to optimize performance in real time, generate insights and analyses and, in many cases, superior results for advertisers.

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  Scalable. Leveraging the massive amounts of inventory available through real-time advertising exchanges, our solution enables advertisers to efficiently connect with large audiences while it maintains a focus on results-driven optimization. For example, our advertisers benefit from our ability to process tens of billions of bid requests per day.

Our Platform

        The key components of our platform include:

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  AI-driven predictive modeling and automated decision-making technologies. Our predictive modeling technology estimates the probability of a consumer performing an advertiser's desired action. Predictions are derived from campaign-specific modeling across millions of simultaneous attributes, including third-party data, website and content-category information, time-of-day and day-of-week components and geography. Our automated decision-making system translates these predicted consumer response probabilities into a precise monetary value for each advertising impression. Our platform adapts in real time to fluctuations in market prices, advertisement performance, consumer behavior and other market dynamics to bid on inventory and achieve advertisers' campaign goals. As consumers interact with advertisements during an advertising campaign, and as we gather more data during the course of all of our campaigns, our predictive modeling and automated decision-making technologies continually update and refine our algorithms to increase the accuracy of our AI-driven predictions, without requiring human intervention.

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  Big Data. Our real-time optimization engine processes tens of billions of events per day, from which we record and consider data about online activity, including market events, consumer responses to advertisements, bids won and lost, advertising impressions served, consumer interaction with brands, and sometimes first-party data supplied by advertisers about their customers. Globally, we maintain several petabytes of data to support our real-time optimization engine, including our AI-driven predictive modeling and automated decision-making technologies, and are able to use data in real time to support bidding decisions on real-time advertising exchanges for hundreds of campaigns at a time.

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  Computational infrastructure. Our proprietary computational infrastructure, the backbone of our real-time optimization engine, processes and logs tens of billions of events daily, accesses anonymized Internet user data nearly instantaneously and, based in part on such data, uses our AI technology to respond to bid requests from real-time advertising exchanges in approximately 100 milliseconds.

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  Bidding adapters. Bidding adapters enable us to receive bid requests from real-time advertising exchanges, evaluate each request and respond with a bid. The adapters then present our proposed bid and advertisement to the advertising exchange in the format required by the exchange. Bidding adapters allow us to easily expand and adapt our platform across multiple inventory sources, including across different channels, such as display, mobile, social and video.

Our Offerings

        Our offerings serve brand and direct-response advertisers across major digital advertising channels, including display, mobile, social and video, and are designed to solve the key challenges that advertisers face. Given the extensibility and flexibility of our solution, our offerings are able to address the needs of advertisers across industry verticals and geographies.

Brand Booster

        Our Brand Booster offering is focused on the following brand objectives:

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  Reach, frequency and engagement. Traditionally, advertisers have focused on reach, frequency and engagement goals to assess the effectiveness of their advertising campaigns. Our platform can track, measure and optimize these goals through specific consumer actions, such as clicks, advertisement interactions and video completions. Our real-time optimization engine values and bids on billions of individual advertising impressions per day to maximize campaign performance measured against the goals defined by the advertiser.

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  Brand equity lift. One of the more novel capabilities of our Brand Booster offering is our ability to track, measure and optimize brand equity lift objectives. We use online surveys to measure these objectives, such as consumer awareness, recall, message association, purchase consideration, favorability and recommendation intent. Our technology automatically incorporates survey responses to improve campaign performance.

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  Offline sales. In general, the majority of interactions consumers have with a brand occur offline. We are able to connect online activity to offline sales or responses by integrating a variety of industry-specific offline data sources, such as retail purchase activity, coupon usage and grocery store purchase activity. Our technology can measure and optimize campaigns, while they run, to maximize offline impact.

Direct Response Booster

        Our Direct Response Booster offering is focused on the following direct-response objectives:

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  Prospecting. Advertisers have various prospecting objectives, such as number of leads, sign-ups, registrations or sales. As with all of our offerings, our prospecting offering tracks every impression and continuously learns from campaign results to refine our delivery of impressions to the appropriate consumers and achieve each advertiser's direct-response objectives. As our platform optimizes over the course of campaigns, we believe that advertisers experience steady improvement against the prospecting goals defined by the advertiser.

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  Retargeting. As advertisers succeed in bringing consumers to their websites, our retargeting offering uses our real-time optimization engine to help return those same or similar consumers to the advertisers' websites, focusing specifically on the consumers most likely to perform a desired action. Unlike other retargeting solutions that merely display advertisements, regardless of the value of such advertisements, to every consumer that has visited an advertiser's website, this offering focuses on consumers who represent high-value opportunities for re-engagement, aiming to reach them at the best time and in the best context, to achieve the advertiser's goals.

Other Offerings

        Brand Assurance. Advertiser brand protection is a high priority for us. We have adopted a proactive approach designed to prevent us from serving advertisements on unsafe or inappropriate websites. We have a brand-assurance team who monitors our brand safety efforts, makes policy decisions, offers guidance to advertisers and continuously analyzes and improves our Brand Assurance offering.

        Insights. We identify the key drivers of an advertising campaign's success and help advertisers improve and optimize future marketing strategies and creative development. Our Insights offering helps advertisers understand what strategies are effective and why, and allows them to better understand the quality, composition and characteristics of the consumers their campaigns reach, including which consumers are most responsive to their messages.

Our Competitive Strengths

        We believe that the following strengths differentiate us from our competitors:

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  Disruptive AI-driven technology that delivers exceptional results for advertisers. Our AI-driven advertising solution learns and adapts in real-time with minimal human inputs, which we believe differentiates us from other available solutions. As we deliver more campaigns and gather more data, and as new advertising inventory sources become available, our AI-driven technology continuously refines its predictive modeling and automated decision-making capabilities and rapidly integrates and leverages new information and advertising inventory to continually enhance advertiser results.

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  Proprietary computational infrastructure. We process and analyze massive amounts of data through our real-time optimization engine. Our proprietary computational infrastructure is capable of processing tens of billions of events per day, which allows us to automatically execute and optimize highly complex advertising campaigns and deliver compelling results for our advertisers.

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  Scalable comprehensive solution. Our solution enables us to run campaigns for advertisers across and within display, mobile, social and video digital advertising channels. We provide offerings that are extensible across industry verticals and geographies, and, by leveraging the massive amounts of inventory available through real-time advertising exchanges, we can provide such offerings on a very large scale. We believe our solution contrasts with the offerings of our competitors, which are primarily focused on singular objectives, channels or industry verticals.

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  Premier and diversified customer base. As of March 31, 2013, we had 560 active customers, including many of the world's leading advertisers across a broad range of industry verticals, who have relied on us to manage their display, mobile, social and video advertising across both brand and direct-response objectives. During 2012, our customers included over 65 of the Advertising Age 100 Leading National Advertisers and over 40 Fortune 100 companies. As of December 31, 2011 and 2012 and March 31, 2013, our active customers increased from 266 to 536 to 560, respectively, a 76%, 102% and 111% increase year-over-year.

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  Attractive and scalable financial model. We believe that we benefit from a scalable financial model that has demonstrated high revenue growth. We have reached significant scale since our incorporation in March 2008. For example, our revenue was $106.6 million in 2012, representing year-over-year growth of 139%. Our net loss was $(10.3) million in 2012 and $(8.3) million in the three months ended March 31, 2013. We have recorded cumulative adjusted EBITDA of $(13.6) million since 2010 through March 31, 2013. In order to grow rapidly, we have made investments in technology and sales and marketing. We believe that these investments will provide us with long-term benefits, as we attract new customers, and driven by the performance of our AI-driven technology, retain and grow spending from existing customers. Revenue recognized from all customers that ran campaigns with us in 2011 grew approximately 75% in 2012. Our technology investments are also intended to improve the automation of our business processes. We believe that these investments will provide strong long-term operating leverage. Adjusted EBITDA is a non-GAAP financial measure. For a definition of adjusted EBITDA, an explanation of our management's use of this measure and a reconciliation of adjusted EBITDA to our net loss, see in "Selected Consolidated Financial Data—Adjusted EBITDA."

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  Experienced team. We believe that the extensive experience and depth of our management team provide us with a distinct competitive advantage. In addition, we benefit from our corporate culture, which we believe has allowed us to attract a highly qualified employee base with substantial experience in the digital advertising and technology industries, including an engineering team that includes employees with PhD and Master's degrees from many top-tier institutions, as well as two SIGMOD best paper award winners and one author of a machine learning top 10 most cited academic publication.

Our Customers

        As of March 31, 2013, we had 560 active customers, including many of the world's leading advertisers. We interact with customers primarily through advertising agencies acting on their behalf. We also work with some customers directly.

        During 2012, our customers included over 65 of the Advertising Age 100 Leading National Advertisers and over 40 Fortune 100 companies. We benefit from a diverse advertiser base across industry verticals, such as automotive, cable, computer manufacturing, education, finance and insurance, health care, hospitality and food services, retail and telecommunications. Of the Fortune 500 companies, during 2012, our customers represented 4 of the top 5 airlines, 7 of the top 10 commercial banks, 5 of the top 10 food consumer product manufacturers, 7 of the top 10 general merchandisers and 7 of the top 10 telecommunications providers.

        For the year ended December 31, 2012, no single customer represented more than 10% of our revenue.

Selected Advertiser Case Studies

MIRACLE WHIP Dressing

        MIRACLE WHIP is an iconic brand of Kraft Foods.

        Objectives. MIRACLE WHIP sought to effectively build awareness among new consumers, drive purchases and increase household penetration through its 2012 "Keep an Open Mouth" campaign. MIRACLE WHIP wanted to attract visitors to its Facebook landing page and drive consumers who did not currently purchase MIRACLE WHIP to submit their information through Facebook to give these consumers a free product sample.

        Results. We implemented a brand focused digital advertising campaign for MIRACLE WHIP in display, with a focus on Facebook lift, which:

  •
  attracted over 45,000 new visitors to the MIRACLE WHIP Facebook landing page, due to overall click-through rates performing at 80% above the client-stated goal;

  •
  improved overall-click through rates by 112% by the end of the campaign;

  •
  increased click-through rates by up to 41% in targeted consumer segments including households with income over $75,000; and

  •
  more generally, expanded MIRACLE WHIP product trials and the MIRACLE WHIP consumer base.

Brooks

        Brooks Running Company, or Brooks, is a premium running footwear and apparel brand loved by running enthusiasts. A subsidiary of Berkshire Hathaway Inc., Brooks designs and markets high-performance men's and women's running shoes, apparel and accessories in more than 60 countries worldwide.

        Objectives. With an advertising budget substantially smaller than its competitors, Brooks sought to grow its market share through online advertising. The company's goals included increasing online purchases through its website, growing website user engagement and building brand awareness among established and aspiring runners, particularly in the 35 to 49 year old age range demographic.

        Results. We implemented display, video and social, including FBX, advertising campaigns for Brooks, which, according to Brooks:

  •
  enabled Brooks to reach close to 18 million users with potential running interests during the peak holiday shopping season in 2012;

  •
  achieved an 88% completion rate with its 15-second YouTube video;

  •
  increased scale for larger media footprint across the web including driving approximately 35,000 visits to the company's website through a display and FBX campaign;

  •
  drove a significant lift in shoe and other product sales; and

  •
  provided key audience insights using our analytics offering.

Sky

        British Sky Broadcasting Group plc, commonly known as Sky, is a British satellite broadcasting, broadband, and telephone services company headquartered in London, England. Sky is the leading home entertainment and communications company in the U.K. and Ireland, with over 10 million customers.

        Objectives. Sky sought to drive new pay-TV broadcast customers and build product awareness among new and previously low consideration consumers. Sky's goals included increasing first-time visit online conversions and driving lift in future purchase consideration.

        Results. We implemented display and social via Facebook FBX advertising campaigns for Sky, which according to Sky:

  •
  converted approximately 6,000 new pay-TV subscribers;

  •
  identified and delivered campaign insights that challenged the preexisting notions of segments that drive performance and new acquisitions for Sky;

  •
  provided additional, customized brand safety on top of our standard brand safety solution; and

  •
  consistently maintained great performance at scale, even with an over 2x increase in monthly spend over the preceding year, and cost per customer acquisition remained relatively stable.

Our Growth Strategies

        We plan to continue improving our AI-driven platform to deliver a highly differentiated and disruptive solution. We believe that we benefit from rapidly growing awareness of our Company and our solution and a large shift in the broader global advertising industry towards digital advertising and real-time advertising exchanges. As we capitalize on these trends and further grow our business, we plan to pursue the following initiatives:

  •
  Extend our technology leadership. We expect to continue enhancing our solution through investments in our AI technology, new functionalities and offerings, our computational infrastructure and Big Data management and analytics.

  •
  Grow awareness and increase advertiser adoption of our solution. We intend to continue to grow our sales and marketing organization to generate awareness and increase the adoption of our solution among existing and new advertisers.

  •
  Increase our mobile, social and video market share. We intend to continue investing in our engineering, sales and marketing organizations to expand our capabilities in mobile, social and video advertising. We believe that these additional investments will allow us to efficiently expand our advertiser base, gain market share and grow revenue in these channels.

  •
  Continue our global expansion. We currently operate in seven countries, including the United States and Canada in North America; France, Germany, the Netherlands, and the United Kingdom in Europe; and, through a strategic alliance with a subsidiary of one of the largest digital advertising agencies in the world, in Japan. We intend to continue to expand our international business primarily by growing our sales team in certain countries in which we operate and by establishing a presence in additional countries.

  •
  Pursue strategic acquisitions. We plan to continue to evaluate opportunities to acquire complementary businesses and technologies that are consistent with our overall growth strategy.

Our Technology

        Since our incorporation, we have made significant investments and will continue to invest in developing our differentiated and proprietary solution, aimed at solving the problems of advertisers in ways that traditional, manual solutions cannot. We are focused on offering a solution that provides measurable results, driven by our real-time optimization engine. We have assembled a team of highly skilled engineers and computer scientists with deep expertise across a broad range of relevant disciplines. Key focus areas of our engineering team include:

  •
  Artificial Intelligence. We employ AI technology, including predictive modeling and automated decision-making. Our platform has analyzed millions of attributes from our data warehouse, as evidenced in the tens of billions of impressions and bid requests processed daily, to determine the most effective attributes, monitored in real time, to determine expected consumer response and precise impression value.

  •
  Computational infrastructure. We use a combination of proprietary and open source software to achieve a horizontally scalable, global, distributed and fault-tolerant architecture, with the goal of enabling us to ensure the continuity of our business, regardless of local disruptions. Our computational infrastructure currently processes tens of billions of events per day and is designed in a way that enables us to add significant capacity to our platform as we scale our business without requiring any material design or architecture modifications. Our technology infrastructure is hosted across five data centers in co-location facilities in California, Georgia, Virginia, Hong Kong and the Netherlands. Our servers are custom designed by our engineering team.

  •
  Big Data. We have built a multi-tier Big Data management system based on proprietary and open source software to help us maintain a variety of data in many different formats. Our data includes anonymized Internet user profile data that is accessible at very low latencies and used to execute our campaigns. In addition, we maintain a large data warehouse with multi-petabytes of data that we use for algorithm training and reporting.

  •
  User interface. Based on the latest HTML5 technologies, our user interface provides flexible reporting and interactive visualization of the key drivers of success for each advertising campaign. We use these reporting and visualization products internally to manage campaigns and provide advertisers with campaign insights.

        Our research and development expenses were $1.0 million, $1.9 million, $4.9 million, and $2.4 million for the years ended December 31, 2010, 2011 and 2012 and in the three months ended March 31, 2012, respectively. Our capitalized internal use software development costs were $1.5 million, $2.6 million, $4.7 million and $1.7 million for the years ended December 31, 2010, 2011 and 2012 and in the three months ended March 31, 2013, respectively.

Sales, Customer Experience and Marketing

        We sell our solution through our global direct sales team, which focuses on advertising agencies and advertisers, as well as on other third parties. Our sales team is organized by geography in 16 locations, with regional offices in the United States and offices in Canada and Europe, including France, Germany, the Netherlands, and the United Kingdom. Our sales teams are further divided into market segments, including agencies, advertisers and other third parties.

        Each advertiser is assigned to various representatives who manage the advertiser's relationship with us.

        We are focused on managing our brand, increasing market awareness and generating new advertiser leads. To do so, we often present at industry conferences, create custom events and invest in public relations. In addition, our marketing team advertises online, in print, and in other forms of media, creates case studies, sponsors research, authors whitepapers, publishes marketing collateral, generates blog posts and undertakes customer research studies.

Employees and Culture

        We are proud of our "nerdy, but lovable" company culture, and believe it is one of our fundamental strengths as well as a strategic priority. We are focused on constant technological innovation to improve our solution for advertisers. We encourage creativity and open dialogue to improve on ideas through iteration. Our culture rewards both team and individual creativity and success. We believe we have assembled a talented global team, and, in 2012, we received the Bay Area News Group's 2012 Top Work Places in the Bay Area award.

        As of March 31, 2013, we had approximately 380 full-time employees, consisting of approximately 330 employees in the United States and approximately 50 employees internationally. We currently use TriNet Group, Inc., a professional employer services organization, for payroll, benefits, employee relations and other employment-related administrative matters.

Our Competition

        Our industry is highly competitive and fragmented. We compete with large, well-established companies, such as Google, Facebook and Yahoo!, digital advertising networks, companies that offer demand-side platforms that allow advertisers to purchase inventory directly and manage their own customer data, divisions of certain advertising agencies, including agency trading desks, that place digital advertising on behalf of the agencies' clients, and other companies, many of which claim to use advanced technologies to optimize advertising campaigns. As we introduce new offerings, as our existing offerings evolve, or as other companies introduce new products and services, we may become subject to additional competition.

        We compete for advertising revenue based on our ability to meet advertiser goals, the effectiveness and relevance of our offerings, pricing structure, ease-of-use, scalability, cross-channel capabilities, customer service, breadth and depth of customer relationships and awareness of our brand. While our industry is evolving rapidly and is becoming increasingly competitive, we believe that our effective, scalable and reliable platform enables us to compete favorably on the factors described above.

Intellectual Property

        The protection of our technology and intellectual property is an important component of our success. We rely on intellectual property laws, including trade secret, copyright, trademark and patent laws in the United States and abroad, and use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to protect our intellectual property.

        As of March 31, 2013, we had filed two non-provisional patent applications in the United States and three Patent Cooperation Treaty applications. In addition, we maintain a trademark portfolio in the United States and abroad, including trademarks or trademark applications in the European Union, Japan, China, Hong Kong and Singapore.

        Circumstances outside of our control could pose a threat to our intellectual property rights. Effective intellectual property protection may not be available in the United States or other countries in which we provide our solution. In addition, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Any impairment of our intellectual property rights could harm our business, our ability to compete and harm our operating results.

Privacy and Interest-based Advertising

        Much of the acceptance and widespread use of the Internet across the globe is attributable to the ability of Internet users to access valuable content quickly, without friction, and free of charge. The digital media content providers, or publishers, who support the creation and distribution of this content do so largely by selling advertisements on their properties, similar to the business model of television and radio broadcasters. Internet users' online activity generates a vast amount of data, such as advertising viewed and responded to, and advertisers' websites visited, and is valuable to advertisers seeking to reach an optimal audience. Online it is possible to serve advertisements to potential consumers based upon inferred interests. These interests may be inferred in part based on web-browsing history. The use of web browsing history to inform advertising purchase decisions is commonly referred to as "interest-based" or "online behavioral" advertising. Advertisers are willing to make a greater investment in, and pay a higher rate for, digital advertising when this interest-based data can be used to inform decisions about purchasing advertising impressions to reach desired consumers.

        The use of interest-based advertising on the Internet has come under scrutiny by consumer advocacy organizations and regulatory agencies in the U.S. and abroad that focus on online privacy. More specifically, these groups have voiced concern about the use of cookies and other online tools to record an Internet user's browsing history, and the use of that information to deliver advertisements online based on inferred interests of the Internet user. Because we rely upon access to large volumes of data, including web browsing history, primarily through cookies, it is essential that we monitor developments in this area in the U.S. and globally, and that we engage in responsible privacy practices.

        We recognize that privacy is important to consumers and advertisers, and have appointed a Chief Privacy Officer and dedicated resources to design and oversee our privacy and data protection policies. Our privacy practices are described in our privacy policy, which explains the type of data we collect and use to provide services to advertisers. Our privacy policy can be found on our website at http://rocketfuel.com/privacy-policy. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

        We rely on anonymous data about Internet users. We do not attempt to associate this anonymous data with data that can be used to identify real people, and we take steps not to collect and store personally identifiable information from any source. The definition of personally identifiable information, or personal data, however, varies by country and is still evolving, and, as a result, our policy not to collect and store personally identifiable information must be assessed in each country in which we do business. Therefore, we have to continually assess our technology platform against an evolving legal landscape. Some European countries, for example, may consider IP addresses to be personal data subject to the same data protection requirements as information traditionally understood to be personal data, such as name, phone number, and postal or email address. Our technology platform and data privacy practices have recently been evaluated by an independent third party certification provider, who has certified our platform and practices as compliant with legal data protection quality standards designed to comply with both the German Federal Data Protection Law and the EU directives related to data protection and privacy in force as of March 2013.

        Our solution can deliver interest-based or online behavioral advertising which is advertising that may be delivered based in part on the websites an Internet user has visited through a particular browser, if the publishers of those websites have allowed us to place a cookie associated with their particular website, or webpage. We are members of industry self-regulatory organizations, including the Network Advertising Initiative, or NAI, and the Digital Advertising Alliance, or DAA, and participate in the Self-Regulatory Program for Online Behavioral Advertising coordinated by the DAA and enforced by both the Direct Marketing Association and the Council of Better Business Bureaus. Similarly, in Europe we are signatories to the IAB Europe EU Framework for Online Behavourial Advertising and are members of the European Digital Advertising Alliance, or EDAA. Both the European framework and the U.S. self-regulatory principles for Online Behavioral Advertising require us to provide consumers with notice and choice, including the ability to opt out of interest-based advertising. Our privacy policy offers consumers an easy, one click opt-out mechanism. In addition to industry self-regulation, our compliance with our privacy policy is also subject to regulation by the

United States Federal Trade Commission which may bring enforcement actions under Section 5 of the Federal Trade Commission Act against unfair and deceptive trade practices, including the violation of privacy policies. Outside of the United States, our privacy practices are subject to regulation by data protection authorities in the countries in which we do business.

Legal Proceedings

        We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of any future matters could materially affect our future results of operations, cash flows or financial position.

Facilities

        We maintain our principal office, totaling approximately 24,000 square feet, in Redwood City, California under a lease that expires in 2017, and we have an option to extend this lease for 60 additional months upon expiration. We maintain additional leased spaces in a several locations, including Chicago, El Segundo (Los Angeles), New York and San Francisco, domestically, as well as Hamburg and London, in Europe. We maintain sales offices in other locations globally. We intend to add additional facilities as we grow in order to accommodate the expansion of our operations in North America, Europe and elsewhere. Due to our rapidly expanding headcount, we are currently evaluating new office facilities in Northern California for our corporate headquarters, and in New York City. Otherwise, we believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, we will be able to secure additional space to accommodate any such expansion of our operations.

MANAGEMENT

Executive Officers and Directors

        The following table provides information regarding our executive officers and directors as of May 15, 2013:

Name	Age	Position(s)
George H. John	43	Co-Founder, Chief Executive Officer and Chairman of the Board of Directors
Richard Frankel	49	Co-Founder, President and Director
J. Peter Bardwick	54	Chief Financial Officer
Abhinav Gupta	38	Co-Founder, VP, Engineering
Dominic Trigg	45	VP and Managing Director, Europe
Susan L. Bostrom(1)	52	Director
Ronald E. F. Codd(2)(3)	57	Director
William Ericson(1)(3)	54	Director
John Gardner(2)	51	Director
Clark Kokich(2)(3)*	61	Director
Monte Zweben(1)	49	Director

*
Lead independent director.
(1)
Member of our compensation committee.
(2)
Member of our audit committee.
(3)
Member of our nominating and corporate governance committee.

Executive Officers

George H. John

        Mr. John is a founder, and has served as a member of our board of directors since March 2008, as our Chief Executive Officer since May 2008, and as the Chairman of our board of directors since February 2013. Prior to co-founding Rocket Fuel, Mr. John was a senior director for targeting and personalization at Yahoo! Inc., a digital media company, from 2005 to 2008; a director, product management at salesforce.com, Inc., an enterprise cloud computing company, from 2003 to 2005; and held roles in engineering and sales at E.piphany, Inc., a customer relationship management software company, from 1997 to 2002. Prior to E.piphany, Mr. John was a senior data-mining analyst in the Global Business Intelligence Solutions division of IBM Corporation, an information technology solutions company, from 1995 to 1997. Mr. John has also served on advisory boards of privately held companies and served as a reviewer for the National Science Foundation. He earned his B.S., M.S., and Ph.D. with Distinction from the Computer Science Department of Stanford University. Mr. John's Ph.D. studies were concentrated in Artificial Intelligence and Machine Learning and partially supported by a National Science Foundation fellowship. While earning his Ph.D. he worked at NASA on cognitive architectures for autonomous spacecraft. Our board of directors believes that Mr. John possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as our Chief Executive Officer, his expertise in computer science generally and Artificial Intelligence in particular, and his leadership roles in high-growth technology and digital media organizations. Mr. John brings historical knowledge, operational expertise and continuity to our board of directors.

Richard Frankel

        Mr. Frankel is a founder and has served as our President since May 2008, as our Chief Financial Officer from March 2008 to February 2009 and as a member of our board of directors since March

2008. Prior to co-founding Rocket Fuel, Mr. Frankel served as Senior Director, Product Marketing at Yahoo! from November 2002 to January 2008 and as a general manager at DoubleClick Inc., an Internet advertising solutions company, from July 1999 to October 2002. From March 1996 to July 1999, Mr. Frankel served as Director, Customer Service at NetGravity Inc., an online marketing management company. Mr. Frankel holds a B.S.E. in Mechanical & Aerospace Engineering from Princeton University and an M.A. in Classics from San Francisco State University. Our board of directors believes that Mr. Frankel possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as our President and his work with digital media companies. In addition, Mr. Frankel brings historical knowledge, operational expertise and continuity to our board of directors.

J. Peter Bardwick

        Mr. Bardwick has served as our Chief Financial Officer since September 2011. Prior to joining us, Mr. Bardwick was Chief Financial Officer at Zecco Holdings, an online stock brokerage, from May 2008 to January 2011. From April 2006 to November 2007, he served as Chief Financial Officer at Reactrix Systems, Inc., a technology-driven out-of-home media company. Mr. Bardwick has previously served as Chief Financial Officer and then Chief Executive Officer and board member of Digital Path, Inc., Chief Operating Officer and Chief Financial Officer and board member of infoUSA.com, Chief Financial Officer of MarketWatch.com, Inc., a financial information website, Chief Financial Officer at the Beasley Broadcast Group, VP Finance at Westwood One, Inc. Vice President at Salomon Brothers and Manager Corporate Finance with Citicorp Investment Bank. Mr. Bardwick is also a member of the board of directors and the compensation committee of Healthcare Data Solutions, a healthcare direct-marketing company, and occasionally serves on advisory boards for private companies. Mr. Bardwick holds a B.A. in Political Science, cum laude, and an M.B.A. from the University of Michigan.

Abhinav Gupta

        Mr. Gupta is a founder and has served as our VP, Engineering since April 2008. Prior to co-founding Rocket Fuel, Mr. Gupta was a Technical Director and subsequently an Engineering Director at Yahoo! from October 2004 to April 2008. Prior to Yahoo!, Mr. Gupta held various positions with Oracle Corporation, a computer technology corporation, from March 1998 to August 2004, including as a Member, Senior Member and Principal Member of Technical Staff. Mr. Gupta holds a B. Tech in Computer Science from the Indian Institute of Technology Delhi and an M.S. in Computer Science from the University of Wisconsin.

Dominic Trigg

        Mr. Trigg has served as our VP and Managing Director, Europe since January 2011. Prior to joining Rocket Fuel, Mr. Trigg was the Vice President of International at TradeDoubler AB, a European advertising affiliate network, from December 2008 to December 2011. Prior to TradeDoubler, Mr. Trigg was Managing Director for Infospace Europe Limited, a metasearch and private label search company, from April 2005 to December 2008, Director of Yahoo Europe Ltd.'s ad operations from September 2003 to April 2005, and Advertising Director for MSN (UK) Limited and Hotmail Corporation from September 1998 to April 2001. He also served as an Advertising Director at Expedia, Inc. from September 1998 to September 2000 and managed an online advertising team at BT Group plc, a telecommunications company, from June 1997 to September 1998. In addition, from 2003 to 2008, Mr. Trigg served as a member of the board of directors of Asia Digital Holdings PLC, which subsequently changed its name to Deal Group Media Pty Limited. Mr. Trigg holds an HND in Business and Finance from the College of Distributive Trades, London.

Non-Employee Directors

Susan L. Bostrom

        Ms. Bostrom has served as a member of our board of directors since February 2013. Ms. Bostrom served as Executive Vice President, Chief Marketing Officer, Worldwide Government Affairs, of Cisco Systems, Inc., a networking equipment provider, from January 2006 to January 2011. From 1998 to January 2006, Ms. Bostrom served in a number of positions at Cisco, including as Senior Vice President, Global Government Affairs, Vice President of the Internet Business Solutions Group and Vice President of Applications and Services Marketing. Ms. Bostrom also serves as a director of Varian Medical Systems, Inc., a manufacturer of medical devices and software, Cadence Design Systems, Inc., an electronic design software company, Marketo, Inc., a provider of software as a service marketing automation solutions, as well as FedBid, Inc., a private company. She also serves on the board of directors at Stanford Hospital and Clinics and is a member of the Advisory Board of the Stanford Institute for Economic Policy Research. Ms. Bostrom is also a member of the Management Board of the Stanford Graduate School of Business. Ms. Bostrom holds a B.S. in marketing from the University of Illinois and an M.B.A. from the Stanford Graduate School of Business. Our board of directors believes that Ms. Bostrom possesses specific attributes that qualify her to serve as a director including her extensive experience and leadership roles at a leading technology company, as well as her knowledge of marketing and developing trends in networking and new media such as social media and information exchanges. She also brings to our board of directors her experience in serving on the board of directors of a public technology company, a hospital, a university and other private companies.

Ronald E. F. Codd

        Mr. Codd has served as a member of our board of directors since February 2012. Mr. Codd has been an independent business consultant since April 2002. From January 1999 to April 2002, Mr. Codd served as President, Chief Executive Officer and a director of Momentum Business Applications, Inc., an enterprise software company. From September 1991 to December 1998, Mr. Codd served as Senior Vice President of Finance and Administration and Chief Financial Officer of PeopleSoft, Inc., a provider of human resource management systems. Mr. Codd has served on the board of directors of ServiceNow, Inc. since February 2012 and currently serves on the board of directors of three other private companies. Mr. Codd has also served as a member of the board of directors of numerous information technology companies, including most recently DemandTec, Inc., from March 2007 to February 2012, Interwoven, Inc. from July 1999 to April 2009, and Data Domain, Inc., from October 2006 to July 2009. Mr. Codd holds a B.S. in Accounting from the University of California, Berkeley and an M.M. in Finance and M.I.S. from the Kellogg Graduate School of Management at Northwestern University. Our board believes that Mr. Codd's management experience and software industry experience, including his experience in finance and corporate governance matters, give him a breadth of knowledge and valuable understanding of our industry that qualifies him to serve as a member of our board of directors.

William Ericson

        Mr. Ericson has served as a member of our board of directors since May 2008. Mr. Ericson has been a General Partner at Mohr Davidow Ventures LP, or MDV, a venture capital firm, since 2000, and has served as Managing Partner since 2008. Prior to joining MDV, Mr. Ericson founded and operated Venture Law Group LLP's Seattle office from 1996 to 2000. Prior to that, Mr. Ericson practiced as a corporate and securities attorney in Palo Alto, California and New York, New York. Mr. Ericson currently serves as a member of the board of directors of Pacific Biosciences of California, Inc., a publicly traded gene sequencing company, Northwestern University School of Law and a number of MDV's privately held portfolio companies. Mr. Ericson holds a B.S.F.S. from the School of Foreign Service at Georgetown University and a J.D. from Northwestern University School of Law. Our board of directors believes that Mr. Ericson possesses specific attributes that qualify him to serve as a director, including his extensive experience working with leading technology companies as well as the substantial experience he acquired as a legal and investment professional.

John Gardner

        Mr. Gardner has served as a member of our board of directors since July 2011. Mr. Gardner has been a Managing Partner of Nokia Growth Partners L.P., or NGP, a global venture capital investment firm, since April 2007. He currently serves as director of a number of NGP's privately held portfolio companies, and manages the firm's digital advertising, marketing and analytics practice. Before NGP, he co-founded BlueRun Ventures L.P., a Silicon Valley based venture capital firm, in 1999. Prior to that, he held a senior business development role at Nokia, and practiced corporate law with the firm of Keating, Muething and Klekamp in Cincinnati, Ohio, primarily representing entrepreneurial clients and investors. Mr. Gardner holds a B.Sc. from Miami University Oxford, Ohio, a J.D. from the University of Cincinnati College of Law and an M.B.A. from the University of Chicago. Our board of directors believes that Mr. Gardner possesses specific attributes that qualify him to serve as a director, including his experience as a co-founder and general partner of two global venture capital investment firms, as well as fifteen years of operational and investment experience obtained in global markets and the mobile technology industry.

Clark Kokich

        Mr. Kokich has served as a member of our board of directors since April 2011. Mr. Kokich has served as Chairman of Razorfish Inc., a digital marketing and technology consulting firm, since 2009. Mr. Kokich has been with Razorfish for over ten years, serving in a number of key positions from 1999 to 2009, including Chief Executive Officer and President. Before joining Razorfish, Mr. Kokich was President and Chief Executive Officer of apparel retailer Calla Bay, Inc. from 1996 to 1998, head of sales and marketing for a division of McCaw Cellular Communications, Inc., a telecommunications company, from 1992 to 1996, and Executive Vice President and General Manager of Cole & Weber, Inc., an advertising company, from 1978 to 1987. Mr. Kokich has served on the board of directors of Acxiom Corporation since 2009, and currently chairs its Technology & Innovation Committee. Mr. Kokich holds a B.S. in Finance from the University of Oregon. Our board of directors believes that Mr. Kokich possesses specific attributes that qualify him to serve as a director, including his background in the field of digital marketing and technology, his experience in traditional marketing, and his years of management experience.

Monte Zweben

        Mr. Zweben has served as a member of our board of directors since March 2010. Mr. Zweben is a founder of Splice Machine, Inc., a database development company, and has served as its Chairman and Chief Executive Officer since April 2012. Mr. Zweben has also been the Chairman of Clio Music, Inc., a music analysis and search engine, since June 2011, and a co-founder and the Chairman of SeeSaw Networks, Inc., a digital media company since January 2006. Prior to SeeSaw, Mr. Zweben founded and served as the CEO of Blue Martini Software, Inc., an e-commerce and marketing software company, from June 1998 to March 2005. Prior to Blue Martini, from October 1996 to November 1997, Mr. Zweben served as Vice President and General Manger of PeopleSoft's Manufacturing Business Unit. Earlier in his career, Mr. Zweben was the Deputy Branch Chief of the NASA Ames Research Center's Artificial Intelligence Branch. Mr. Zweben currently serves on the Dean's Advisory Board for the School of Computer Science at Carnegie Mellon University. Mr. Zweben holds a B.S. in Computer Science and Management from Carnegie Mellon University and an M.S. in Computer Science from Stanford University. Our board of directors believes that Mr. Zweben possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings with his expertise in computer science, his work with digital media companies and his years of management experience.

        Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be available on our website at www.rocketfuel.com. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on the same website.

Board Composition

        Our business affairs are managed under the direction of our board of directors, which is currently composed of eight members. Six of our directors are independent within the meaning of the independent director guidelines of                        .

        Our directors currently serve on the board pursuant to the voting provisions of a voting agreement between us and several of our stockholders. This agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors. Our current directors will continue to serve as directors until their resignations, removal or until their successors are duly elected by the holders of our common stock.

        In accordance with the terms of our amended and restated certificate of incorporation and bylaws that will be effective in connection with the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. Our directors will be divided among the three classes as follows:

  •
  the Class I directors will be            and            , and their terms will expire at the first annual meeting of stockholders to be held after the completion of the offering;

  •
  the Class II directors will be            ,             and            , and their terms will expire at the second annual meeting of stockholders to be held after the completion of the offering; and

  •
  the Class III directors will be            ,             and            , and their terms will expire at the third annual meeting of stockholders to be held after the completion of the offering.

        Each director's term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

        In connection with this offering, we intend to list our common stock on the            . Under the rules of the            , independent directors must comprise a majority of a listed company's board of directors within a specified period of time after the completion of an initial public offering. In addition, the rules of the            require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under the rules of the                                    , a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

        Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise such director's ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that Messrs. Codd, Ericson, Gardner, Kokich and Zweben and Ms. Bostrom are "independent directors" as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the                         .

Lead Independent Director

        Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when our Chief Executive Officer serves as the Chairman of our board of directors or if the Chairman is not otherwise independent. Because Mr. John is our Chairman, our board of directors has appointed Mr. Kokich to serve as our lead independent director. As lead independent director, Mr. Kokich will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which have the composition and responsibilities described below. Members serve on these committees until their resignation or as otherwise determined by our board of directors.

Audit Committee

        Messrs. Codd, Gardner and Kokich each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Codd is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of the            and the SEC. Our board of directors has also determined that Mr. Codd qualifies as an "audit committee financial expert," as defined in the SEC rules, and satisfies the financial sophistication requirements of the            . The audit committee is responsible for, among other things:

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  appointing, overseeing, and if need be, terminating any independent auditor;

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  assessing the qualification, performance and independence of our independent auditor;

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  reviewing the audit plan and pre-approving all audit and non-audit services to be performed by our independent auditor;

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  reviewing our financial statements and related disclosures;

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  reviewing the adequacy and effectiveness of our accounting and financial reporting processes, systems of internal control and disclosure controls and procedures;

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  reviewing our overall risk management framework;

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  overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

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  reviewing and discussing with management and the independent auditor the results of our annual audit, reviews of our quarterly financial statements and our publicly filed reports;

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  reviewing and approving related person transactions; and

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  preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

        Ms. Bostrom and Messrs. Ericson and Zweben, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Ms. Bostrom is the chair of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of the            and the SEC and is an "outside director" within the meaning of Section 162(m) of the Code. The compensation committee is responsible for, among other things:

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  reviewing and approving our Chief Executive Officer's and other executive officers' annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

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  administering our equity compensation plans;

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  reviewing annually our overall compensation philosophy and objectives, including compensation program objectives, target pay positioning and equity compensation; and

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  preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and Governance Committee

        Messrs. Codd, Ericson and Kokich, each of whom is a non-employee member of our board of directors, comprise our nominating and governance committee. Mr. Ericson is the chair of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the rules of the            . The nominating and governance committee is responsible for, among other things:

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  evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

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  identifying, recruiting and nominating director candidates to the board if and when necessary;

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  evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

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  reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

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  reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Non-Employee Director Compensation

        During 2012, our directors did not receive any cash compensation for their services as directors or as board committee members. The table below shows equity compensation received by our non-employee directors during 2012. Following the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards and cash retainers as compensation for service on our board of directors and its committees.

Director Compensation Table

Name	Option Awards ($)		Total ($)
Ronald E. F. Codd(1)	$186,059	(2)	$186,059
William Ericson	—		—
John Gardner	—		—
Clark Kokich(3)	—		—
Monte Zweben(4)	—		—

(1)
As of December 31, 2012, Mr. Codd held 100,000 shares of our common stock issued upon the early exercise of an option granted by our board of directors in February 2012 at an exercise price of $1.07 per share. The shares are subject to our repurchase right that lapses in sixteen equal installments over a period of four years with a vesting commencement date of February 21, 2012.
(2)
This amount represents the aggregate grant date fair value of this stock option as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock option reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.
(3)
As of December 31, 2012, Mr. Kokich held 100,000 shares of our common stock issued upon the early exercise of an option granted on April 28, 2011 at an exercise price of $1.07 per share. The shares are subject to our repurchase right that lapses in sixteen equal installments over a period of four years with a vesting commencement date of April 28, 2011.
(4)
As of December 31, 2012, Mr. Zweben held an early exercisable option to purchase 213,866 shares of our common stock at an exercise price of $0.16 per share. One-fourth (1/4) of the shares subject to the option vested on the first anniversary of the date of grant, which was March 4, 2010, and one forty-eighth (1/48) of the shares subject to the option vest each month thereafter, such that all of the shares subject to the option will have vested on the fourth anniversary of the date of grant.

        Ms. Bostrom was appointed as a member of our board of directors subsequent to December 31, 2012. We have entered into an offer letter with Ms. Bostrom pursuant to which we have agreed to pay Ms. Bostrom an annual retainer of $50,000. In addition, in March 2013, our compensation committee granted Ms. Bostrom an early exercisable option to purchase 85,000 shares of our common stock at an exercise price of $11.21 per share. The shares subject to the option will vest in sixteen equal installments over a period of four years with a vesting commencement date of February 6, 2013.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table provides information regarding the compensation of our named executive officers during 2012. As an emerging growth company, we have elected to comply with the executive compensation disclosure rules applicable to "smaller reporting companies," as such term is defined in the rules promulgated under the Securities Act of 1933, as amended, or the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. Throughout this prospectus, these three officers are referred to as our "named executive officers".

Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Total ($)
George H. John, Chief Executive Officer	300,000	25,000	3,289,280	150,000	(3)	3,764,280
Richard Frankel, President	280,000	27,000	2,393,865	145,000	(3)	2,845,865
Abhinav Gupta, VP, Engineering	254,400	3,000	1,644,640	19,743	(4)	1,921,783

(1)
Represents amounts paid as a one-time discretionary bonus to our Chief Executive Officer, President and VP, Engineering for exemplary performance during 2012.
(2)
Amounts represent the aggregate grant date fair value of stock options as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. As required by rules of the SEC, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(3)
Represents the amounts earned and payable under our 2012 Executive Compensation Plan which were paid in January 2013.
(4)
Represents the amount earned under the 2012 MBO Policy for Mr. Gupta, which amount was paid to Mr. Gupta in January 2013.

Non-Equity Incentive Plan Compensation

        We provide our named executive officers an opportunity to receive a year-end, formula-based incentive payment. The payment is based on a target incentive amount for each named executive officer.

Non-Equity Incentive Payments for Messrs. John and Frankel

        For 2012, the target incentive amount and year-end payments for Messrs. John and Frankel under our 2012 Executive Compensation Plan were as follows:

Named Executive Officer	Target Award ($)	Actual Award Amount ($)
George H. John	75,000	150,000
Richard Frankel	70,000	145,000

        The 2012 Executive Compensation Plan provided for non-equity incentive compensation based upon our achievement of performance goals for 2012. The performance goals were equally weighted between a revenue goal and an EBITDA goal. The threshold level of achievement was 80% with respect to each goal. If we achieved 80% performance with respect to a particular goal, each participant received 50% of the target incentive allocated to that goal. If we achieved 100% or more performance with respect to a particular goal, then each participant received 100% of the target incentive allocated to that goal. For achievement between threshold and target, the incentive payment was pro-rated on a straight-line basis between 50% and 100%.

        In addition, if achievement was 130% or greater with respect to a particular performance goal, each participant received an overachievement bonus of $37,500. For achievement between 100% and 130%, the overachievement payment was pro-rated on a straight-line basis between $0 and $37,500.

Non-Equity Incentive Payments for Mr. Gupta.

        For 2012, the target incentive amount and total payments for Mr. Gupta under our 2012 MBO Policy were as follows:

Named Executive Officer	Target Award ($)	Actual Award Amount ($)
Abhinav Gupta	21,200	19,743

        The 2012 MBO Policy provided for non-equity incentive compensation based upon our achievement of performance goals for 2012 and discretionary goals specific to Mr. Gupta that were established by the Chief Executive Officer. The actual incentive payment was weighted 30% toward achievement of our performance goals and 70% toward achievement of discretionary goals.

        The performance goals were equally weighted between quarterly revenue goals and EBIDTA goals. The threshold level of achievement of the revenue goals was greater than 85%. If we achieved less than 85% of our revenue goal, Mr. Gupta would receive no portion of the target incentive allocated to that goal. If we achieved 115% or more performance with respect to a revenue goal, then Mr. Gupta would receive 200% of the target incentive allocated to that goal. For achievement of a revenue goal between the threshold and target, the incentive payment was pro-rated on a straight-line basis between 0% and 200%. The threshold level of achievement of the EBITDA goals was greater than $1.2 million beneath our quarterly EBITDA target. If we achieved quarterly EBITDA that was equal to $1.2 million beneath our quarterly EBITDA target, Mr. Gupta would receive no portion of the target incentive allocated to that goal. If we achieved quarterly EBITDA that was equal to or greater than our quarterly EBITDA target plus $1.2 million, then Mr. Gupta would receive 200% of that goal. For achievement of a revenue goal between the threshold and target, the incentive payment was pro-rated on a straight-line basis between 0% and 200%.

        The discretionary goals were weighted equally each quarter between (1) the management of employees and the establishment of a positive culture, (2) maintaining systems uptime and functionality and (3) the development of new features for the platform. The level of achievement of the discretionary goals was determined by the Chief Executive Officer.

        Payments under the 2012 MBO Policy were made quarterly, on the month-end payroll following the last month of the quarter. Mr. Gupta needed to remain our employee on the date that an incentive payment under the 2012 MBO Policy was actually paid in order to receive such incentive payment.

Executive Employment Agreements

        We have not entered into employment agreements with any of our named executive officers. Each of our named executive officers is a party to an option agreement under the 2008 Equity Incentive Plan which provides for certain accelerated vesting in connection with a change in control described in greater detail below under the heading "—Employee Benefit and Stock Plans."

Outstanding Equity Awards at Fiscal Year-End

        The following table presents certain information concerning equity awards held by our named executive officers as of December 31, 2012.

	Option Awards
Name(1)	Number of Securities Underlying Unexercised Options (#) Exercisable(2)		Option Exercise Price ($)	Option Expiration Date
George H. John	900,000	(3)	6.58	12/04/2022
Richard Frankel	655,000	(3)	6.58	12/04/2022
Abhinav Gupta	450,000	(3)	6.58	12/04/2022

(1)
Subsequent to December 31, 2012, we granted each of Messrs. John, Frankel and Gupta an early exercisable option to purchase 142,500 shares, 98,250 shares and 67,500 shares, respectively, of our common stock at an exercise price of $11.21 per share. One-fourth (1/4) of the shares subject to each option vest on the first anniversary of the vesting commencement date, which is March 1, 2013, and one forty-eighth (1/48) of the shares subject to each option vest each month thereafter, such that all of the shares subject to each option will have vested on the fourth anniversary of the vesting commencement date.
(2)
All of the options listed in this column are immediately exercisable for shares of restricted stock prior to vesting, subject to our repurchase right that lapses in accordance with the same vesting schedule applicable to the option.
(3)
The option vests over four years in equal monthly installments with a vesting commencement date of March 25, 2012.

Employee Benefit and Stock Plans

2013 Equity Incentive Plan

        Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders to approve, a 2013 Equity Incentive Plan, or 2013 Plan. Subject to stockholder approval, the 2013 Plan will be effective upon the later to occur of its adoption by our board of directors or one business day prior to the effective date of the registration statement of which this prospectus forms a part, but is not expected to be utilized until after the completion of this offering. Our 2013 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants.

        Authorized shares. A total of              shares of our common stock are expected to be reserved for issuance pursuant to the 2013 Plan, of which no awards are issued and outstanding. In addition, the shares to be reserved for issuance under our 2013 Plan will also include (a) the shares reserved but unissued under our 2008 Equity Incentive Plan, or the 2008 Plan and (b) shares returned to our 2008 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2013 Plan pursuant to (a) and (b) is              shares). The number of shares available for issuance under the 2013 Plan will also include an annual increase on the first day of each fiscal year beginning in 2014, equal to the least of:

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  shares;

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  % of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

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  such other amount as our board of directors may determine.

        If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2013 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2013 Plan and all remaining shares will remain available for future grant or sale under the 2013 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2013 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under our 2013 Plan.

        Plan administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2013 Plan. We anticipate that the compensation committee of our board of directors will administer our 2013 Plan. In the case of awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2013 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2013 Plan, the administrator has the power to administer the plan, including but not limited to, the power to interpret the terms of our 2013 Plan and awards granted under it, to create, amend and revoke rules relating to our 2013 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

        Stock options. Stock options may be granted under our 2013 Plan. The exercise price of options granted under our 2013 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2013 Plan, the administrator determines the other terms of options.

        Stock appreciation rights. Stock appreciation rights may be granted under our 2013 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2013 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

        Restricted stock. Restricted stock may be granted under our 2013 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2013 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

        Restricted stock units. Restricted stock units may be granted under our 2013 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2013 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

        Performance units and performance shares. Performance units and performance shares may be granted under our 2013 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

        Outside directors. Our 2013 Plan will provide that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) thereunder.

        Non-transferability of awards. Unless the administrator provides otherwise, our 2013 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

        Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2013 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2013 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2013 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

        Merger or change in control. Our 2013 Plan will provide that in the event of a merger or change in control, as defined under the 2013 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will vest as to an additional 25% of the shares subject to such award, all restrictions on an additional 25% of the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to an additional 25% of the shares subject to such award will be deemed achieved at 100% of target levels and an additional 25% of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. In no event will the vesting of an award accelerate as to more than 100% of the award. The award will then terminate upon the expiration of the specified period of time.

        Amendment, termination. The administrator will have the authority to amend, suspend or terminate the 2013 Plan provided such action will not impair the existing rights of any participant. Our 2013 Plan will automatically terminate in 2023, unless we terminate it sooner.

2008 Equity Incentive Plan, as Amended

        Our board adopted and our stockholders approved our 2008 Plan, in September 2008, which was most recently amended in April 2013.

        Authorized shares. Our 2008 Plan will be terminated in connection with this offering, and, accordingly, no further shares will be available for issuance under this plan. Our 2008 Plan will continue to govern outstanding awards granted thereunder. As of March 31, 2013, options to purchase 6,903,529 shares of our common stock remained outstanding under the 2008 Plan.

        Plan administration. Our board or a committee thereof appointed by our board has the authority to administer our 2008 Plan. Currently, our compensation committee administers the 2008 Plan. Subject to the provisions of the 2008 Plan, the administrator has the power to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price (if any), the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration and the terms of the award agreement for use under the 2008 Plan. The administrator also has the authority, subject to the terms of our 2008 Plan, to institute an exchange program under which (i) outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have lower or higher exercise prices and different terms), awards of a different type and/or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator and/or (iii) the exercise price of an outstanding award is increased or reduced, to prescribe rules and regulations pertaining to the 2008 Plan, including establishing sub-plans for the purposes of satisfying applicable foreign laws, and to construe and interpret the 2008 Plan and awards granted thereunder.

        Stock options. The administrator may grant options. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option may not exceed ten years. An incentive stock option held by an employee who owns more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, promissory notes, to the extent permitted by applicable law, or certain other property or other consideration acceptable to the administrator. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, within thirty days of termination or such longer period of time as stated in his or her option agreement. If termination is due to death or disability, the option will remain exercisable, to the extent vested as of such date of termination, for six months or such longer period of time as stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term.

        Restricted stock. Restricted stock may be granted under our 2008 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Recipients of restricted stock awards will generally have rights equivalent to those of a stockholder with respect to such shares upon grant without regard to vesting.

        Restricted stock units. Restricted stock units may be granted under our 2008 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

        Stock appreciation rights. Stock appreciation rights may be granted under our 2008 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of our common stock between the exercise date and the date of grant. Subject to the provisions of the 2008 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share of our common stock on the date of grant.

        Transferability of awards. Unless the administrator provides otherwise, our 2008 Plan generally does not allow for the transfer of awards and only the recipient of an option may exercise such an award during his or her lifetime.

        Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2008 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2008 Plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all unexercised awards will terminate immediately prior to the consummation of such proposed transaction.

        Merger or change in control. Our 2008 Plan provides that in the event of a merger or change in control, as defined therein, each outstanding award will be treated as the administrator determines, without a participant's consent, including, without limitation, that each award be assumed or substituted for an equivalent award. For awards granted pursuant to our 2008 Plan prior to April 1, 2013, in the event that awards are not assumed or substituted for, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will fully vest and become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. For awards granted pursuant to the 2008 Plan on or after April 1, 2013, in the event that awards are not assumed or substituted for, all restrictions on an additional 25% of the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to an additional 25% of the shares subject to such award will be deemed achieved at 100% of target levels and an additional 25% of the shares subject to such award will fully vest and become fully exercisable, if applicable, for a specified period prior to the transaction. In no event will the vesting of an award accelerate as to more than 100% of the award.

        Each option issued under our 2008 Plan is also subject to an option agreement that provides for the following accelerated vesting in connection with a change in control, as defined in the 2008 Plan: (i) if the optionee has continuously been our employee for one year or more as of the date of the change in control, the shares subject to the option that would normally vest in the final twelve months of the option's vesting term will immediately vest upon the change in control and the remaining unvested portion of the option will continue to vest in accordance with the original vesting schedule; (ii) if the optionee has continuously been our employee for less than one year as of the change of control, then the shares subject to the option that would normally vest in the final twelve months of the option's vesting term will vest on the one year anniversary of the optionee's commencement as our employee; and (iii) if, within twelve months following the change in control, the optionee is terminated by us or a successor corporation without cause, as defined in the option agreement, or the optionee voluntarily resigns for good reason, as defined in the option agreement, then an additional number of shares subject to the option that would normally vest (without taking into account any accelerated vesting under clause (ii), above) over the twelve month period following such termination will immediately vest.

        Amendment, termination. Our board of directors may amend our 2008 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the award holder's written consent. As noted above, upon the completion of the offering, the 2008 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2013 Employee Stock Purchase Plan

        Prior to the effectiveness of this offering, our board of directors intends to adopt a 2013 Employee Stock Purchase Plan, or ESPP, and we expect our stockholders to approve the ESPP prior to the completion of this offering. The ESPP will become effective after the completion of this offering.

        Authorized shares. A total of              shares of our common stock will be made available for sale. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning in fiscal 2014, equal to the lesser of:

  •
  % of the outstanding shares of our common stock on the first day of such fiscal year;

  •
  shares; or

  •
  such other amount as may be determined by our board of directors.

        Plan administration. Our board of directors or a committee appointed by our board of directors will administer the ESPP. We anticipate that our compensation committee will administer the ESPP. The administrator will have authority to administer the plan, including but not limited to, full and exclusive authority to interpret the terms of the ESPP, determine eligibility to participate subject to the conditions of our ESPP as described below, and to establish procedures for plan administration necessary for the administration of the Plan, including creating sub-plans.

        Eligibility. Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the ESPP if such employee:

  •
  immediately after the grant would own stock constituting 5% or more of the total combined voting power or value of all classes of our capital stock; or

  •
  hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year in which the option is outstanding.

        Offering periods. Our ESPP will be intended to qualify under Section 423 of the Code, and provides for                  offering periods. The offering periods generally start on the first trading day on or after                  and                  of each year, except that the first offering period will commence on the first trading day following the effective date of the registration statement of which this prospectus forms a part. The administrator may, in its discretion, modify the terms of future offering periods.

        Payroll deductions. Our ESPP will permit participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant's base straight time gross earnings, commissions, overtime and shift premium, but exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of              shares during an offering period.

        Exercise of option. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

        Non-transferability. A participant may not transfer rights granted under our ESPP other than by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

        Merger or change in control. In the event of our merger or change in control, as will be defined under the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant's option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

        Amendment, termination. Our ESPP will automatically terminate in 2033, unless we terminate it sooner. The administrator will have the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

401(k) Plan

        We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. All participants' interests in their deferrals vest pursuant to a top-heavy 6 year graded vesting schedule from the time of contribution. In 2011, we made no matching contributions into the 401(k) plan. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation and our amended and restated bylaws each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or to our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director's duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

        In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our current directors, executive officers and certain key employees. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We describe below transactions, and series of related transactions, since January 1, 2010, to which we were or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or their immediate family members, had or will have a direct or indirect material interest.

        Other than as described below, there has not been, nor is there any currently proposed, transaction or series of related transactions to which we have been or will be a party other than compensation arrangements, which are described where required under the headings "Management—Director Compensation Table" and "Executive Compensation."

Equity Financings

Series A Preferred Stock Transaction

        In January 2010, we sold an aggregate of 215,377 shares of our Series A preferred stock to Labrador Ventures V-B, L.P., pursuant to a subsequent closing of our Series A preferred stock financing, at a purchase price per share of $0.9286, for an aggregate purchase price of approximately $200,000. Labrador Ventures V-B, L.P. holds more than 5% of our outstanding capital stock.

Series B Preferred Stock Transaction

        In August 2010, we sold an aggregate of 4,811,855 shares of our Series B preferred stock at a purchase price per share of $2.0782, for an aggregate purchase price of approximately $10.0 million. The following table summarizes purchases of our Series B preferred stock by persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series B Preferred Stock	Total Purchase Price ($)
Nokia Growth Partners II, L.P.(1)	2,405,928	5,000,000
MDV IX, L.P., as nominee for MDV IX, L.P. AND MDV ENF IX, L.P.(2)	1,684,149	3,499,998
Labrador Ventures V-B, L.P.	360,889	750,000
Entities affiliated with Northgate Capital(3)	360,889	750,000

(1)
John Gardner, a member of our board of directors, is a partner of Nokia Growth Partners.
(2)
William Ericson, a member of our board of directors, is a partner of Mohr, Davidow Ventures, or MDV.
(3)
Affiliates of Northgate Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include NCD Investors, A Delaware Multiple Series LLC, NCD Partners VII, L.P. and NCD SWIB Opportunities, L.P.

Series C Preferred Stock Transaction

        In March 2011, we sold an aggregate of 1,116,030 shares of our Series C preferred stock at a purchase price per share of $5.869, for an aggregate purchase price of approximately $6.6 million. The following table summarizes purchases of our Series C preferred stock by persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C Preferred Stock	Total Purchase Price ($)
Entities affiliated with Northgate Capital	425,966	2,499,994
MDV IX, L.P., as nominee for MDV IX, L.P. AND MDV ENF IX, L.P.	340,773	1,999,997
Labrador Ventures V-B, L.P.	221,502	1,299,995
Nokia Growth Partners II, L.P.	119,270	699,996

Series C-1 Preferred Stock Transaction

        From April 2012 to June 2012, we sold an aggregate of 2,932,675 shares of our Series C-1 preferred stock at a purchase price per share of $11.7640, for an aggregate purchase price of approximately $34.5 million. The following table summarizes purchases of our Series C-1 preferred stock by persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C-1 Preferred Stock	Total Purchase Price ($)
Entities affiliated with Northgate Capital	1,275,076	14,999,994
MDV IX, L.P., as nominee for MDV IX, L.P. AND MDV ENF IX, L.P.	255,015	2,999,996
Nokia Growth Partners II, L.P.	170,010	1,999,998

Investors' Rights Agreement

        We are party to an investors' rights agreement which provides that certain holders of our common stock and convertible preferred stock, including our CEO, President and each of the holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

Indemnification Agreements

        We have entered into indemnification agreements with each of our current directors, executive officers and certain key employees. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Management—Limitation on Liability and Indemnification Matters."

Policies and Procedures for Related Party Transactions

        We have adopted a formal written policy providing that our audit committee will be responsible for reviewing "related party transactions," which are transactions (i) in which we are or will be a participant, (ii) in which the aggregate amount involved exceeds or may be expected to exceed $120,000, or such lower threshold as the audit committee may determine and (iii) in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, nominee for director, executive officer, or greater than 5% beneficial owner of our common stock and their immediate family members. Under this policy, all related party transactions may be consummated or continued only if approved or ratified by our audit committee. All of the transactions described above were entered into after presentation, consideration and approval by our board of directors.

        The Audit Committee also considered our transactions with Razorfish Inc., or Razorfish, an advertising agency, because Mr. Kokich, one of our directors, is an employee of Razorfish. We have entered into commercial dealings with Razorfish or its affiliates that we consider arms-length on terms that are consistent with similar transactions with our other similarly situated advertising agencies. We entered into these commercial dealings in the ordinary course of our business. Our board of directors determined that Mr. Kokich does not and did not have a direct or indirect material interest in any such commercial dealings because his role as chairman for Razorfish is a non-executive role, and does not meet the definition of executive officer for the purpose of considering these transactions under the applicable standards.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2013, as adjusted to reflect the sale of common stock in this offering, for:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our current directors and executive officers as a group;

  •
  each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock; and

  •
  all selling stockholders.

        We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

        Applicable percentage ownership is based on 28,442,172 shares of common stock outstanding as of March 31, 2013, assuming automatic conversion of our convertible preferred stock into common stock and the automatic conversion of a warrant into shares of common stock in connection with the completion of the offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of March 31, 2013. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

        Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Rocket Fuel Inc., 350 Marine Parkway, Marina Park Center, Redwood City, CA 94065.

	Beneficial Ownership Prior to this Offering			Beneficial Ownership After this Offering
			Shares Being Offered
Name of Beneficial Owner+	Number	Percent		Number	Percent
Directors and Executive Officers:
George H. John(1)	3,602,301	12.2%
Richard Frankel(2)	3,009,917	10.3%
Abhinav Gupta(3)	2,189,167	7.6%
Susan L. Bostrom(4)	85,000	*
Ronald E. F. Codd(5)	100,000	*
William Ericson(6)	11,433,501	40.2%
John Gardner(7)	2,695,208	9.5%
Clark Kokich(8)	100,000	*
Monte Zweben(9)	213,866	*
All current directors and executive officers as a group (11 persons)(10)	23,853,960	75.8%
Other 5% Stockholders:
MDV IX, L.P., as nominee for MDV IX, L.P. and MDV ENF IX, L.P.(11)	11,433,501	40.2%
Nokia Growth Partners II, L.P.(12)	2,695,208	9.5%
Entities affiliated with Northgate Capital(13)	2,061,931	7.3%
Labrador Ventures V-B, L.P.(14)	1,521,397	5.4%

*
Represents beneficial ownership of less than one percent (1%).

+
Options to purchase shares of our capital stock included in this table are generally early exercisable. To the extent any shares issued upon the early exercise of an option remain unvested as of a given date, such shares will remain subject to a right of repurchase held by us.
(1)
Consists of (i) 2,559,801 shares held of record by Mr. John and (ii) 1,042,500 shares issuable pursuant to outstanding stock options exercisable within 60 days of March 31, 2013, of which 262,500 shares were fully vested as of such date.
(2)
Consists of (i) 2,256,667 shares held of record by Mr. Frankel and (ii) 753,250 shares issuable pursuant to outstanding stock options exercisable within 60 days of March 31, 2013, of which 191,042 shares were fully vested as of such date.
(3)
Consists of (i) 1,671,667 shares held of record by Mr. Gupta and (ii) 517,500 shares issuable pursuant to outstanding stock options exercisable within 60 days of March 31, 2013, of which 131,250 shares were fully vested as of such date.
(4)
Consists of 85,000 shares issuable pursuant to an outstanding stock option exercisable by Ms. Bostrom within 60 days of March 31, 2013, of which 5,313 shares were fully vested as of such date.
(5)
These shares were issued upon early exercise of a stock option. As of 60 days following March 31, 2013, 68,750 of these shares remain subject to further vesting. We have a right to repurchase any unvested shares at the original exercise price if Mr. Codd ceases to provide services to us prior to the date on which all such shares have vested.
(6)
Consists of the shares held by MDV (as defined below) as disclosed in footnote (11) below. Mr. Ericson is a Managing Director of Ninth MDV Partners, L.L.C. and, as such, may be deemed to share voting and investment power with respect to all shares held by MDV.
(7)
Consists of the shares held by Nokia (as defined below) as disclosed in footnote (12) below. Mr. Gardner is a Managing Member of N.G. Partners II, L.L.C. and, as such, may be deemed to share voting and investment power with respect to all shares held by Nokia.
(8)
These shares were issued upon early exercise of a stock option. As of 60 days following March 31, 2013, 50,000 of these shares remain subject to further vesting. We have a right to repurchase any unvested shares at the original exercise price if Mr. Kokich ceases to provide services to us prior to the date on which all such shares have vested.
(9)
Consists of 213,866 shares issuable pursuant to an outstanding stock option exercisable by Mr. Zweben within 60 days of March 31, 2013, of which 169,311 shares were fully vested as of such date.
(10)
Consists of (i) 20,816,844 shares beneficially owned by our current directors and officers, 118,750 of which may be repurchased by us at the original exercise price within 60 days of March 31, 2013 and (ii) 3,037,116 shares issuable pursuant to outstanding stock options exercisable within 60 days of March 31, 2013, of which 957,333 shares were fully vested as of such date.
(11)
Consists of 11,433,501 shares held of record by MDV IX, L.P. as nominee for MDV IX, L.P. and MDV ENF IX, L.P., or MDV. Ninth MDV Partners, L.L.C. is the General Partner of MDV. William Ericson and Jon Feiber, the Managing Directors of Ninth MDV Partners, L.L.C., may be deemed to share voting and investment power with respect to the shares held of record by MDV. The address for this entity is 3000 Sand Hill Road, Bldg. 3, Suite 290, Menlo Park, CA 94025, Attention: William Ericson.
(12)
Consists of 2,695,208 shares held of record by Nokia Growth Partners II, L.P., or Nokia. N.G. Partners II, LLC is the General Partner of Nokia. John Gardner and Paul Asel, the Managing Members of N.G. Partners II, LLC, have shared voting and investment power with respect to the shares held of record by Nokia. The address for this entity is 545 Middlefield Road, Suite 210, Menlo Park, CA 94025, Attention: John Gardner.
(13)
Consists of (i) 908,261 shares held of record by NCD Investors, a Delaware Multiple Series LLC, (ii) 850,051 shares held of record by NCD Partners VII, L.P. and (iii) 303,619 shares held of record by NCD SWIB Opportunities, L.P., or the Northgate Entities. Redstone Management, LLC is the Managing Member of NCD Investors, a Delaware Multiple Series LLC, NCD Management VII, L.L.C. is the General Partner of NCD Partners VII, L.P. and NCD SWIB Management, LLC is the General Partner of NCD SWIB Opportunities, L.P. Brent Jones, Mark Harris, Jared Stone, Thomas Vardell and Hosein Khajeh-Hosseiny, the Managing Members of each of Redstone Management, LLC, NCD Management VII, L.L.C. and NCD SWIB Management, LLC, may be deemed to share voting and investment power with respect to the shares held of record by the Northgate Entities. The address for these entities is 649 San Ramon Valley Boulevard, Danville, CA 94526, Attention: Brent Jones.
(14)
Consists of 1,521,397 shares held of record by Labrador Ventures V-B, L.P., or Labrador. Labrador Ventures Management V-B, LLC is the General Partner of Labrador. Larry Kubal and Stuart Davidson, the managing members of Labrador Ventures Management V-B, LLC, may be deemed to share voting and investment power with respect to the shares held of record by Labrador. The address for this entity is 101 University Avenue, 4th Floor, Palo Alto, CA 94301, Attention: Larry Kubal.

DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

        Immediately following the completion of this offering, our authorized capital stock will consist of shares, with a par value of $0.001 per share, of which:

  •
  shares are designated as common stock; and

  •
  shares are designated as preferred stock.

        As of March 31, 2013, we had outstanding 28,442,172 shares of common stock, held by 138 stockholders of record, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into common stock and the automatic conversion of a warrant into shares of common stock effective immediately prior to the completion of this offering. In addition, as of March 31, 2013, we had outstanding options to acquire 6,903,529 shares of our common stock and a warrant to purchase 104,997 shares of our common stock, assuming the automatic conversion of the warrant exercisable for shares of convertible preferred stock into a warrant exercisable for shares of our common stock as of immediately prior to completion of this offering.

Common Stock

        The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section entitled "Dividend Policy." Upon our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

        After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to         shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Warrants

        As of March 31, 2013, a warrant to purchase 104,997 shares of our Series A preferred stock at an exercise price of $0.9286 per share was outstanding. Upon the completion of this offering, this warrant will become exercisable for the same number of shares of common stock. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The holder of the shares issuable upon exercise of the warrant is entitled to piggyback registration rights with respect to such shares as described in greater detail under the heading "—Registration Rights."

Registration Rights

        Following the completion of this offering, the holders of shares of our convertible preferred stock or their permitted transferees are entitled to certain rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors' rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, piggyback registration rights and Form S-3 registration rights, subject to certain exceptions. In any registration made pursuant to such investors' rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us, and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

        The registration rights terminate three years following the completion of this offering or, with respect to any particular stockholder, at such time that the stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

        Following the completion of this offering, the holders of an aggregate of         shares of our common stock, or their permitted transferees, are entitled to certain demand registration rights. Under the terms of the investors' rights agreement, we will be required, upon the written request at any time more than 180 days after the completion of this offering of holders of at least 50% of the shares that are entitled to registration rights under the investors' rights agreement, to register, as soon as practicable, all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors' rights agreement. Such request for registration must cover a number of shares with an anticipated aggregate offering price of $10,000,000 (exclusive of underwriters' discounts and commissions). We will not be required to effect a demand registration during the period beginning 90 days prior to the filing and 180 days following the effectiveness of a registration statement relating to a public offering of our securities.

Piggyback Registration Rights

        Following the completion of this offering, the holders of an aggregate of         shares of our common stock or their permitted transferees are entitled to certain piggyback registration rights. If we register any of our securities for our own account, after the completion of this offering, the holders of these shares are entitled to include their shares in the registration. Both we and the underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the investors' rights agreement.

Form S-3 Registration Rights

        Following the completion of this offering, the holders of an aggregate of         shares of our common stock or their permitted transferees are also entitled to certain Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon their written request, to have such shares registered by us if the proposed aggregate offering price of such shares is at least $1,000,000, subject to exceptions set forth in the investors' rights agreement.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Our amended and restated certificate of incorporation and amended and restated bylaws to be effective in connection with the completion of this offering will contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

        As discussed above under "—Preferred Stock," our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

        Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

        In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president (in the absence of a chief executive officer), or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification

        Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-takeover Statute

        We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

        Upon the completion of this offering, the transfer agent and registrar for our common stock will be                  . The transfer agent's address is                , and its telephone number is .

Exchange Listing

        We intend to apply to list our common stock on the                 under the symbol "FUEL".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

        Upon the completion of this offering, a total of                        shares of common stock will be outstanding, assuming the automatic conversion of all outstanding shares of preferred stock into shares of common stock in connection with the completion of this offering. All                        shares of common stock sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act.

        The remaining                        shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

        Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market beginning more than 180 days after the date of this prospectus.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately                        shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-Up Agreements

        We, the selling stockholders, all of our directors and officers and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock, capital stock, or any securities convertible into or exchangeable or exercisable for shares of common stock or other capital stock;

  •
  make any demand for or exercise any right with respect to the registration of any shares of common stock or other such securities; or

  •
  enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition. This agreement is subject to certain exceptions. See "Underwriting" for additional information.

Registration Rights

        Upon the completion of this offering, the holders of                        shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. See "Description of Capital Stock—Registration Rights" for additional information.

Registration Statements on Form S-8

        Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our equity incentive plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

        This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, the potential application of Medicare contribution tax or any tax considerations under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

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  persons subject to the alternative minimum tax;

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  tax-exempt organizations;

  •
  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

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  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

  •
  certain former citizens or long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction;

  •
  persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships, should consult their tax advisors.

        You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

  •
  a partnership or entity classified as a partnership for U.S. federal-tax purposes;

  •
  an individual citizen or resident of the United States (for tax purposes);

  •
  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

        We have not made any distributions on our common stock and do not intend to do so in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. See "Gain on Disposition of Common Stock."

        Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other applicable version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable version of IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the U.S.) may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

        Subject to the discussion below regarding foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

  •
  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

        If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above may also be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

        Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or other applicable version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

        Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund, or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

        A U.S. federal withholding tax of 30% may apply to dividends on, and the gross proceeds of a disposition of, our common stock, paid to a "foreign financial institution" (as specially defined for this purpose), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% may also generally apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity (or certifying that it does not have any "substantial U.S. owners"). The withholding provisions described above generally will apply to dividends paid on our common stock after December 31, 2013, and to the gross proceeds from the sale or other disposition of our common stock after December 31, 2016. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of these foreign account rules on their investment in our common stock.

        Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                                    , we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Needham & Company, LLC.
Oppenheimer & Co. Inc.
Piper Jaffray & Co.
BMO Capital Markets Corp.
Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                        additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of our common stock.

        The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $            per share. After the initial public offering, the representatives may change the public offering price and concession.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of our common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act, other than a registration statement on Form S-8, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

        Our officers and directors and holders of substantially all of our outstanding stock and options have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

        We and the selling stockholders have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We intend to apply to list the shares of our common stock on                                , under the symbol "FUEL".

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on                                 or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of our common stock offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in such Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

        (a)   to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

        (b)   to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

        (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

        (d)   in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

        Each of the underwriters severally represents, warrants and agrees as follows:

        (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

        (b)   it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. Our common stock shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to our common stock shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

Notice to Prospective Investors in Germany

        Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, or the Act) of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Prospective Investors in the Netherlands

        Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in the Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, Professional Investors), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in the Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

Notice to Prospective Investors in Switzerland

        Our common stock shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, us or our common stock shares have been or will be filed with or approved by any Swiss regulatory authority.

In particular this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our common stock shares.

Notice to Prospective Investors in Japan

        The underwriters will not offer or sell any of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Hong Kong

        The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our common stock other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Singapore

        This prospectus or any other offering material relating to the offering of our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and our common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Notice to Canadian Residents

Resale Restrictions

        The distribution of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia and Manitoba on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

        By purchasing our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus and Registration Exemptions;

  •
  the purchaser is a "Canadian permitted client" as defined in National Instrument 31-103—Registration Requirements and Exemptions, or as otherwise interpreted and applied by the Canadian Securities Administrators;

  •
  where required by law, the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions; and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning the purchase of our common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which our common stock shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Fenwick & West LLP, Mountain View, California, is acting as counsel to the underwriters. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an equity interest in us representing less than 0.25% of our outstanding common stock as of March 31, 2013.

EXPERTS

        The consolidated financial statements of Rocket Fuel Inc. as of December 31, 2011 and 2012 and for each of the two years in the period ended December 31, 2012, appearing in this prospectus and registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the public reference room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1(800) SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. We also maintain a website at www.rocketfuel.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ROCKET FUEL INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rocket Fuel Inc.
Redwood City, California

        We have audited the accompanying consolidated balance sheets of Rocket Fuel Inc. and subsidiary (the "Company") as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
May 23, 2013

Rocket Fuel Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
			March 31, 2013	Pro Forma March 31, 2013
	2011	2012
			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$5,071	$14,896	$15,736
Accounts receivable, net	16,489	47,333	47,881
Deferred tax assets	124	334	334
Prepaid expenses and other current assets	465	1,215	1,447

Total current assets	22,149	63,778	65,398

Property, equipment and software, net	4,941	10,939	12,369
Other assets	68	472	1,037

Total assets	$27,158	$75,189	$78,804

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$6,988	$17,482	$15,024
Accrued and other current liabilities	1,787	6,186	7,660
Deferred revenue	—	187	225
Current portion of long-term debt	412	1,988	625

Total current liabilities	9,187	25,843	23,534

Line of credit	3,853	1,853	1,853
Long-term debt—Less current portion	114	3,125	14,375
Deferred rent—Less current portion	59	430	465
Deferred tax liabilities	124	334	334
Convertible preferred stock warrant liability	433	2,741	3,838	—

Total liabilities	13,770	34,326	44,399

Commitments and contingencies (Note 10)
Stockholders' Equity
Convertible preferred stock, Series A, $0.001 par value—10,884,902 authorized; 10,618,372 issued and outstanding; liquidation preference of $9,860	9,788	9,788	9,788	—
Convertible preferred stock, Series B, $0.001 par value—4,811,855 authorized; 4,811,855 issued and outstanding; liquidation preference of $12,500	9,935	9,935	9,935	—
Convertible preferred stock, Series C, $0.001 par value—1,250,000 authorized as of December 31, 2011 and 1,116,030 authorized as of December 31, 2012 and March 31, 2013; 1,116,030 issued and outstanding; liquidation preference of $8,187	6,501	6,501	6,501	—
Convertible preferred stock, Series C-1, $0.001 par value—2,975,228 authorized; 2,932,675 issued and outstanding; liquidation preference of $34,500	—	34,393	34,393	—
Common stock, $0.001 par value—28,250,000, 35,850,100 and 35,850,100 authorized as of December 31, 2011 and 2012 and March 31, 2013, respectively; 7,927,771, 8,680,041 and 8,801,707 issued and outstanding as of December 31, 2011, and 2012 and March 31, 2013, respectively; 28,442,172 shares issued and outstanding, pro forma	7	8	8	27
Additional paid-in capital	364	3,865	5,510	69,946
Accumulated other comprehensive loss	(7)	(84)	(115)	(115)
Accumulated deficit	(13,200)	(23,543)	(31,615)	(31,615)

Total stockholders' equity	13,388	40,863	34,405	38,243

Total liabilities and stockholders' equity	$27,158	$75,189	$78,804	$78,804

See notes to consolidated financial statements.

Rocket Fuel Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except loss per share data)

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
Revenue	$44,652	$106,589	$16,623	$38,212
Cost of revenue	27,300	60,011	9,449	20,671

Gross profit	17,352	46,578	7,174	17,541
Operating expenses:
Research and development	1,545	4,876	727	2,412
Sales and marketing	17,256	41,069	6,844	16,230
General and administrative	2,336	8,403	1,087	5,177

Total operating expenses	21,137	54,348	8,658	23,819

Loss from operations	(3,785)	(7,770)	(1,484)	(6,278)
Other expense, net:
Interest expense	(250)	(316)	(66)	(124)
Other income (expense)—net	33	135	69	(519)
Change in fair value of convertible preferred stock warrant liability	(295)	(2,308)	(115)	(1,097)

Other expense, net	(512)	(2,489)	(112)	(1,740)
Loss before income taxes	(4,297)	(10,259)	(1,596)	(8,018)
Provision for income taxes	(28)	(84)	(14)	(54)

Net loss	$(4,325)	$(10,343)	$(1,610)	$(8,072)

Basic and diluted net loss per share attributable to common stockholders	$(0.57)	$(1.29)	$(0.20)	$(0.97)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	7,600	8,024	7,878	8,298

Basic and diluted pro forma net loss per share attributable to common stockholders (unaudited)		$(0.29)		$(0.25)

Basic and diluted weighted-average shares used to compute pro forma net loss per share attributable to common stockholders (unaudited)		27,664		27,938

See notes to consolidated financial statements.

Rocket Fuel Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
Net loss	$(4,325)	$(10,343)	$(1,610)	$(8,072)
Other comprehensive loss:
Foreign currency translation adjustments	(6)	(77)	11	(31)

Other comprehensive loss	(6)	(40)	11	(31)

Comprehensive loss	$(4,331)	$(10,420)	$(1,599)	$(8,103)

See notes to consolidated financial statements.

Rocket Fuel Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012 AND THE THREE MONTHS
ENDED MARCH 31, 2013 (UNAUDITED)
(In thousands, except share data)

	Convertible Preferred Stock
			Common Stock			Accumulated Other Comprehensive Loss
					Additional Paid-In Capital		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount

Balance—January 1, 2011	15,430,227	$19,723	7,525,852	$7	$128	$(1)	$(8,875)	$10,982
Issuance of Series C convertible preferred stock at $5.869 per share, net of issuance costs of $49	1,116,030	6,501	—	—	—	—	—	6,501
Issuance of common stock upon exercises of employee stock options, net of repurchases	—	—	333,104	—	72	—	—	72
Issuance of restricted common stock	—	—	68,815	—	54	—	—	54
Stock-based compensation	—	—	—	—	110	—	—	110
Foreign currency translation adjustment	—	—	—	—	—	(6)	—	(6)
Net loss	—	—	—	—	—	—	(4,325)	(4,325)

Balance—December 31, 2011	16,546,257	26,224	7,927,771	7	364	(7)	(13,200)	13,388
Issuance of Series C-1 convertible preferred stock at $11.764 per share, net of issuance costs of $107	2,932,675	34,393	—	—	—	—	—	34,393
Issuance of common stock upon exercises of employee stock options, net of repurchases	—	—	738,699	1	180	—	—	181
Issuance of restricted common stock	—	—	13,571	—	33	—	—	33
Stock-based compensation	—	—	—	—	3,288	—	—	3,288
Foreign currency translation adjustment	—	—	—	—	—	(77)	—	(77)
Net loss	—	—	—	—	—	—	(10,343)	(10,343)

Balance—December 31, 2012	19,478,932	60,617	8,680,041	8	3,865	(84)	(23,543)	40,863
Issuance of common stock upon exercises of employee stock options, net of repurchases(*)	—	—	121,666	—	80	—	—	80
Stock-based compensation(*)	—	—	—	—	1,565	—	—	1,565
Foreign currency translation adjustment(*)	—	—	—	—	—	(31)	—	(31)
Net loss(*)	—	—	—	—	—	—	(8,072)	(8,072)

Balance—March 31, 2013(*)	19,478,932	$60,617	8,801,707	$8	$5,510	$(115)	$(31,615)	$34,405

(*)
Unaudited

See notes to consolidated financial statements.

Rocket Fuel Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
OPERATING ACTIVITIES:
Net loss	$(4,325)	$(10,343)	$(1,610)	$(8,072)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,922	3,600	675	1,389
Provision for doubtful accounts	203	285	77	—
Stock-based compensation	110	3,288	146	1,565
Issuance of restricted stock	54	33	8	—
Amortization of debt discount	13	8	2	—
Loss on disposal of property, equipment and software	—	63	—	—
Change in fair value of preferred stock warrant liability	295	2,308	115	1,097
Changes in operating assets and liabilities:
Accounts receivable	(10,005)	(31,129)	(2,017)	(548)
Prepaid expenses and other current assets	(153)	(751)	(202)	(232)
Other assets	37	(389)	—	(2)
Accounts payable	3,580	9,612	(1,188)	(1,806)
Accrued and other liabilities	1,065	4,066	345	924
Deferred rent	81	359	(1)	27
Deferred revenue	(8)	187	36	38

Net cash used in operating activities	(7,131)	(18,803)	(3,614)	(5,620)

INVESTING ACTIVITIES:
Purchases of property, equipment and software	(1,964)	(4,089)	(275)	(1,756)
Capitalized internal use software development costs	(2,629)	(4,674)	(878)	(1,708)

Net cash used in investing activities	(4,593)	(8,763)	(1,153)	(3,464)

FINANCING ACTIVITIES:
Proceeds from the issuance of convertible preferred stock	6,550	34,500	—	—
Issuance costs related to convertible preferred stock	(49)	(107)	—	—
Proceeds from exercise of vested common stock options	28	54	24	18
Proceeds from early exercise of unvested common stock options	124	460	188	227
Repurchases of common stock options early exercised	(1)	(2)	—	—
Payments for deferred offering costs	—	—	—	(170)
Borrowings from line of credit	2,000	—	4,000	—
Repayment of line of credit	—	(2,000)	—	—
Proceeds from issuance of long-term debt	—	5,000	—	10,000
Repayment of long-term debt	(370)	(421)	(114)	(113)

Net cash provided by financing activities	8,282	37,484	4,098	9,962

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(10)	(93)	9	(38)
CHANGE IN CASH AND CASH EQUIVALENTS	(3,452)	9,825	(660)	840
CASH AND CASH EQUIVALENTS—Beginning of period	8,523	5,071	5,071	14,896

CASH AND CASH EQUIVALENTS—End of period	$5,071	$14,896	$4,411	$15,736

SUPPLEMENTAL DISCLOSURES OF OTHER CASH FLOW INFORMATION:
Cash paid for income taxes	$—	$—	$—	$90
Cash paid for interest	$202	$286	$67	$80
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property and equipment recorded in accounts payable and accruals	$55	$882	$26	$230
Deferred offering costs recorded in accrued liabilities	$—	$15	$—	$393
Vesting of early exercised options	$10	$125	$19	$61

See notes to consolidated financial statements.

ROCKET FUEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2011 AND 2012
AND AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2013 (UNAUDITED)

1.     NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Rocket Fuel Inc. (the "Company"), was incorporated as a Delaware corporation on March 25, 2008. The Company is a provider of an artificial-intelligence digital advertising solution. The Company is headquartered in Redwood City, California, and has offices in seven cities in the United States. The Company established a wholly-owned subsidiary in the United Kingdom, with an office in the Netherlands, in 2011 and a wholly owned subsidiary in Germany in 2013.

        Basis of Presentation—The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. On a consolidated basis, the Company incurred a net loss of $10.3 million for the year ended December 31, 2012 and an additional $8.1 million net loss (unaudited) for the three months ended March 31, 2013. As of December 31, 2012 and March 31, 2013, the Company had negative cash flow used in operations of $18.8 million and $5.6 million (unaudited), respectively.

        The Company plans to raise additional funds to fund its operations through a planned initial public offering in the second half of 2013 or will attempt to raise additional capital through private equity, equity-linked or debt financing arrangements.

        The Company's liquidity is dependent upon its cash and cash equivalents, and the continued availability of borrowings under its financing arrangements. The financing arrangements require the Company to maintain compliance with certain financial covenants including with the most significant covenant being a requirement to maintain a specified minimum quarterly EBITDA (defined as earnings before interest expense, income tax expense, depreciation, amortization and other noncash charges). Based on the Company's projections, the Company believes it will maintain compliance with the loan covenants through 2013, however if future operating results are less favorable than currently anticipated, the Company may need to seek further amendments to modify its loan covenants.

        There can be no assurances that the Company will be able to raise additional capital or obtain such waivers on acceptable terms or at all, which would adversely affect the Company's ability to achieve its business objectives. In addition, if the Company's operating performance during the next twelve months is below its expectations, the Company's liquidity and ability to operate its business could be adversely affected unless the Company were able to raise additional capital. If required, the Company would also take other measures to reduce the Company's expenses to offset any shortfall.

        Principles of Consolidation—The consolidated financial statements include the Company and its wholly-owned subsidiary, Rocket Fuel, Ltd., an England and Wales corporation, which is engaged in marketing and selling of advertising campaigns. All intercompany transactions and balances have been eliminated in consolidation.

        Use of Estimates—The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Certain Significant Risks and Uncertainties—The Company is subject to those risks common in technology-driven markets, including, but not limited to, competitive forces, dependence on key personnel, customer demand for its solution, management of growth, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed.

        Unaudited Interim Consolidated Financial Information—The accompanying consolidated balance sheet as of March 31, 2013, the consolidated statements of operations, statements of comprehensive loss and cash flows for the three months ended March 31, 2012 and 2013 and the consolidated statement of stockholders' equity for the three months ended March 31, 2013 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position as of March 31, 2013 and results of operations, comprehensive loss and cash flows for the three months ended March 31, 2012 and 2013. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these three month periods are unaudited. The results of the three months ended March 31, 2013 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2013 or for any other interim period or other future year.

        Unaudited Pro Forma Consolidated Balance Sheet—Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The unaudited pro forma consolidated balance sheet data as of March 31, 2013 has been prepared assuming the conversion of the convertible preferred stock outstanding into 19,478,932 shares of common stock, as well as the reclassification of the convertible preferred stock warrant liability to additional paid in capital.

        Foreign Currency Translation—The Company's foreign subsidiary records its assets, liabilities and results of operations in its local currency, which is their functional currency. The Company translates its subsidiary consolidated financial statements into U.S. dollars each reporting period for purposes of consolidation.

        Assets and liabilities of the Company's foreign subsidiary are translated at the period-end currency exchange rates, certain equity accounts are translated at historical exchange rates while revenue, expenses, gains and losses are translated at the average currency exchange rates in effect for the period, the effects of these translation adjustments are reported in a separate component of stockholders' equity titled accumulated other comprehensive loss.

        Fair Value of Financial Instruments—The Company's financial instruments consist principally of cash equivalents, accounts receivable, accounts payable, accrued liabilities, short term payables, and a term loan. The fair value of the Company's cash equivalents is determined based on quoted prices in active markets for identical assets for its money market funds. The recorded values of the Company's accounts receivable, accounts payable, accrued liabilities approximate their current fair values due to the relatively short-term nature of these accounts. The fair promissory notes and short term payables approximate their recorded amounts as the interest rates on similar financing arrangements available to the Company at March 31, 2013 approximate the interest rates implied when these promissory notes and short term payables were originally issued and recorded. The Company believes that the fair value of the term loan approximates its recorded amount at March 31, 2013 as the interest rate on the term loan is variable and is based on market interest rates and after consideration of default and credit risk.

        Cash and Cash Equivalents—Cash consists of cash maintained in checking and savings accounts. All highly liquid investments purchased with an original maturity date of 90 days or less at the date of purchase are considered to be cash equivalents. Cash equivalents consist of money market funds.

        Concentration of Credit Risk—Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and accounts receivable. A significant portion of the Company's cash is held at one major financial institution, which management assesses to be of high credit quality. The Company has not experienced any losses in such accounts.

        The Company mitigates its credit risk with respect to accounts receivable by performing credit evaluations and monitoring of its customers' accounts receivable balances. As of December 31, 2011 and March 31, 2013, no single customer represented more than 10% of accounts receivable. As of December 31, 2012, one customer accounted for 10% of accounts receivable.

        During the years ended December 31, 2011 and 2012, no single customer represented more than 10% of revenue. During the three months ended March 31, 2012 and 2013, no single customer represented more than 10% of revenue.

        Provision for Doubtful Accounts—The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, management considers, among other factors, the aging of the accounts receivable, historical write-offs and the credit-worthiness of each customer. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations, the Company's estimate of the recoverability of the amounts due could be reduced by a material amount.

        The following table presents the changes in the allowance for doubtful accounts (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
Allowance for doubtful accounts:
Balance, beginning of period	$—	$203	$203	$468
Add: bad debt expense	203	285	77	—
Less: write-offs, net of recoveries	—	(20)	—	—

Balance, end of period	$203	$468	$280	$468

        Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in operations in the period realized.

        Leasehold improvements are amortized on a straight-line basis over the terms of the lease, or the useful life of the assets, whichever is shorter. Depreciation and amortization periods for the Company's property and equipment are as follows:

Asset Classification	Estimated Useful Life
Computer hardware and purchased software	2–3 years
Capitalized internal use software costs	2–3 years
Office equipment, furniture and fixtures	5 years

        Internal Use Software Development Costs—The Company incurs costs to develop software for internal use. The Company expenses all costs that relate to the planning and post implementation phases of development as research and development expense. The Company capitalizes costs when preliminary efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be complete and will be used as intended. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized. The Company capitalized $2.6 million and $4.7 million in internal-use software costs during the years ended December 31, 2011 and 2012, respectively, and $0.9 million and $1.7 million for the three months ended March 31, 2012 and 2013, respectively, which are included in property, equipment and software—net on the consolidated balance sheets.

        Amortization commences when the website or software for internal use is ready for its intended use and the amortization period is the estimated useful life of the related asset, which is generally three years. Amortization expense totaled $1.5 million and $2.3 million for the years ended December 31, 2011 and 2012, respectively, and $0.5 million and $0.8 million for the three months ended March 31, 2012 and 2013, respectively.

        Impairment of Long-lived Asset—The Company periodically reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is impaired or the estimated useful lives are no longer appropriate. If indicators of impairment exist and the undiscounted projected cash flows associated with such assets are less than the carrying amount of the asset, an impairment loss is recorded to write the assets down to their estimated fair values. Fair value is estimated based on discounted future cash flows. No impairment charges were recorded during the years ended December 31, 2011 and 2012 or during the three months ended March 31, 2012 and 2013.

        Revenue Recognition—We generate revenue by delivering digital advertisements to Internet users through various channels, including display, mobile, social and video.

        The Company recognizes revenue when all four of the following criteria are met:

  •
  Persuasive evidence of an arrangement exists

  •
  Delivery has occurred or a service has been provided

  •
  Customer fees are fixed or determinable

  •
  Collection is reasonably assured

        Revenue arrangements are evidenced by a fully executed insertion order ("IO"). Generally, IOs state the number and type of advertising impressions (cost-per-thousand) to be delivered, the agreed upon rate for each delivered impression, and specify a fixed period of time for delivery.

        The Company determines collectability by performing ongoing credit evaluations and monitoring its customers' accounts receivable balances. For new customers and their agents, which may be advertising agencies or other third parties, the Company performs a credit check with an independent credit agency and may check credit references to determine creditworthiness. The Company only recognizes revenue when collection is reasonably assured.

        Multiple-Element Arrangements—The Company enters into arrangements to sell advertising that includes different media placements or ad services that are delivered at the same time, or within close proximity of one another. Beginning on January 1, 2011, the Company adopted new authoritative guidance on multiple element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, the Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence ("VSOE") if available; (2) third-party evidence ("TPE") if VSOE is not available; and (3) best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

        VSOE—The Company determines VSOE based on its historical pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, the Company requires that a substantial majority of the standalone selling prices for these services fall within a reasonably narrow pricing range. The Company was not able to establish VSOE for any of its advertising offerings.

        TPE—When VSOE cannot be established for deliverables in multiple element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor services' selling prices are on a standalone basis. As a result, the Company has not been able to establish selling price based on TPE.

        BESP—When it is unable to establish selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the service were sold on a standalone basis. BESP is generally used to allocate the selling price to deliverables in the Company's multiple element arrangements. The Company determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charges for similar offerings, market conditions, competitive landscape and pricing practices. The Company limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. The Company will regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that the Company reports in a particular period.

        The Company recognizes the relative fair value of the advertising services as they are delivered assuming all other revenue recognition criteria are met. Deferred revenue is comprised of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition.

        Cost of Revenue—Cost of revenue consists primarily of media cost for advertising impressions purchased from real-time advertising exchanges and other third parties. Cost of revenue also includes third-party data center costs and the salaries and related costs of the Company's operations group. This group sets up, initiates and monitors the Company's advertising campaigns. In addition, depreciation of the data center equipment, rental payments to third-party vendors for data centers and amortization of capitalized internal use software are included in cost of revenue.

        Research and Development—Research and development expenses include costs associated with the maintenance and ongoing development of the Company's technology, including compensation and employee benefits and allocated costs associated with the Company's engineering and research and development departments, as well as costs for contracted services and supplies. The Company reviews costs incurred in the application development stage and assesses such costs for capitalization.

        Sales and Marketing—Sales and marketing expenses consist primarily of compensation (including commissions) and employee benefits of sales and marketing personnel and related support teams, allocated costs, certain advertising costs, travel, trade shows and marketing materials. The Company incurred advertising costs of $0.1 million for the years ended December 31, 2011 and 2012 and for the three months ended March 31, 2013.

        General and Administrative—General and administrative expenses include facilities costs, executive and administrative compensation and employee benefits, depreciation, professional services fees, insurance costs, bad debt and other allocated costs.

        Stock-Based Compensation—The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures. The forfeiture rate is based on an analysis of the Company's actual historical forfeitures.

        The Company accounts for stock options issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option pricing model. The fair value of stock options granted to nonemployees is re-measured as the stock options vest, and the resulting change in fair value, if any, is recognized in the Company's consolidated statement of operations during the period the related services are rendered, generally between one and four years.

        Preferred Stock Warrant Liability—Freestanding warrants related to shares that are redeemable or contingently redeemable are classified as a liability on the Company's consolidated balance sheets. The fully vested convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other expense, net. The Company will continue to adjust the liability for changes in fair value until the earlier of: (1) the exercise or expiration of the warrants or (2) the completion of a liquidation event, including the completion of an initial public offering, at which time all redeemable convertible preferred stock warrants will be converted into common stock or warrants to purchase common stock and the liability will be reclassified to additional paid-in capital.

        Income Taxes—The Company accounts for income taxes using an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Operating loss and tax credit carryforwards are measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized. As of December 31, 2011 and 2012, and as of March 31, 2013, the Company provided a full valuation allowance against its net deferred tax assets.

        The Company recognizes the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date then only in an amount more likely than not to be sustained upon review by the tax authorities. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

        Comprehensive Income (Loss)—In June 2011, the Financial Accounting Standards Board ("FASB"), issued an accounting standards update that requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. The Company retrospectively adopted these new standards in the first quarter of 2012 and has presented a separate consolidated statement of comprehensive loss for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013.

        Deferred Offering Costs—Deferred offering costs consisted primarily of direct incremental costs related to the Company's proposed initial public offering of its common stock. Approximately $0.1 million and $0.6 million of deferred offering costs are included in other assets on the Company's consolidated balance sheets as of December 31, 2012, and March 31, 2013, respectively. There were no deferred offering costs included in other assets on the Company's consolidated balance sheets as of December 31, 2011. Upon completion of the initial public offering contemplated herein, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

        Recently Issued Accounting Pronouncements—In June 2011, the FASB issued authoritative guidance that addresses the presentation of comprehensive income for annual reporting of financial statements was issued. The guidance is intended to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. Such changes in the stockholders' equity will be required to be disclosed in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective for fiscal years beginning after December 15, 2011, and should be applied retrospectively for all periods presented. Early adoption is permitted. This new guidance impacts how the Company reports comprehensive income, and did not have any effect on the Company's results of operations, financial position or liquidity upon its required adoption on January 1, 2012.

        In February 2013, the FASB issued guidance which addresses the presentation of amounts reclassified from accumulated other comprehensive income. This guidance does not change current financial reporting requirements, instead an entity is required to cross-reference to other required disclosures that provide additional detail about amounts reclassified out of accumulated other comprehensive income. In addition, the guidance requires an entity to present significant amounts reclassified out of accumulated other comprehensive income by line item of net income if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. Adoption of this standard is required for periods beginning after December 15, 2012 for public companies. This new guidance impacts how the Company reports comprehensive income and will have no effect on the Company's results of operations, financial position or liquidity upon its required adoption on January 1, 2013.

        Additionally, in May 2011, updated authoritative guidance to amend existing requirements for fair value measurements and disclosures was issued. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders' equity. The guidance was effective for the year ended December 31, 2012 and was applied prospectively. This new guidance impacts how the Company reports on fair value measurements only, and had no effect on the Company's results of operations, financial position or liquidity upon the Company's adoption on January 1, 2012.

2.     FAIR VALUE MEASUREMENTS

        Fair value is defined as the price that would be received on sale of an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The FASB has established a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

        The three levels of the fair value hierarchy under the guidance for fair value measurement are described below:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Pricing inputs are based upon quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The valuations are based on quoted prices of the underlying security that are readily and regularly available in an active market, and accordingly, a significant degree of judgment is not required. As of March 31, 2013, the Company used Level 1 assumptions for its money market funds.
Level 2

Pricing inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. As of March 31, 2013, the Company used Level 2 assumptions for its promissory notes, short term payables and term loan.

Level 3

Pricing inputs are generally unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require management's judgment or estimation of assumptions that market participants would use in pricing the assets or liabilities. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. As of March 31, 2013, the Company did not have any Level 3 financial assets or liabilities.

        The carrying amounts of cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items. Based on the borrowing rates currently available to the Company for debt with similar terms, the carrying value of the line of credit and term-debt approximate fair value (using Level 2 inputs).

        Level 3 includes convertible preferred stock warrant liability, the value of which is determined based on an option-pricing model that takes into account the contract terms as well as multiple inputs, such as the Company's stock price, risk-free interest rates and expected volatility. Additional quantitative information related to the redeemable convertible preferred stock warrants is included in Note 8.

        The following table sets forth the Company's financial instruments that were measured at fair value on a recurring basis as of December 31, 2011 and 2012, and March 31, 2013, by level within the fair value hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability. The Company's fair value hierarchy for its financial assets and financial liabilities that are carried at fair value are as follows (in thousands):

December 31, 2011	Fair Value	Level 1	Level 2	Level 3
Money market funds (included in cash and cash equivalents)	$2,900	$2,900	$—	$—

Convertible preferred stock warrant liability	$(433)	$—	$—	$(433)

December 31, 2012	Fair Value	Level 1	Level 2	Level 3
Money market funds (included in cash and cash equivalents)	$2,900	$2,900	$—	$—

Convertible preferred stock warrant liability	$(2,741)	$—	$—	$(2,741)

March 31, 2013	Fair Value	Level 1	Level 2	Level 3
	(unaudited)
Money market funds (included in cash and cash equivalents)	$2,900	$2,900	$—	$—

Convertible preferred stock warrant liability	$(3,838)	$—	$—	$(3,838)

        Convertible Preferred Stock Warrant Liability—Warrants to purchase the Company's convertible preferred stock are classified as liabilities in the consolidated balance sheets. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense) in the consolidated statements of operations.

        A reconciliation of the convertible preferred stock warrants measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) is as follows (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
Balance at beginning of period	$138	$433	$433	$2,741
Changes in fair value of warrants	295	2,308	115	1,097

Balance at end of period	$433	$2,741	$548	$3,838

3.     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2011 and 2012, and March 31, 2013, consist of the following (in thousands):

	December 31,
			March 31, 2013
	2011	2012
			(unaudited)
Cash and cash equivalents
Cash	$2,171	$11,996	$12,836
Money market funds	2,900	2,900	2,900

Total cash and cash equivalents	$5,071	$14,896	$15,736

4.     PROPERTY, EQUIPMENT AND SOFTWARE

        Property, equipment and software as of December 31, 2011 and 2012, and March 31, 2013, consisted of the following (in thousands):

	December 31,
			March 31, 2013
	2011	2012
			(unaudited)
Capitalized internal use software costs	$5,766	$10,441	$12,149
Computer hardware and software	1,960	4,281	5,872
Furniture and fixtures	219	816	1,332
Leasehold improvements	62	656	762
Construction in progress	71	1,126	17

Total	8,078	17,320	20,132
Accumulated depreciation and amortization	(3,137)	(6,381)	(7,763)

Net property, equipment and software	$4,941	$10,939	$12,369

        Total depreciation and amortization expense, excluding amortization of internal use software costs, was $0.5 million and $1.3 million for the years ended December 31, 2011 and 2012, and $0.6 million for the three months ended March 31, 2013, respectively. Amortization expense of internal use software costs was $1.5 million and $2.3 million for the years ended December 31, 2011 and 2012, and $0.8 million for the three months ended March 31, 2013, respectively. The Company held no capital leases as of December 31, 2011 and 2012, and March 31, 2013.

5.     ACCRUED AND OTHER CURRENT LIABILITIES

        Accrued and other current liabilities as of December 31, 2011 and 2012, and March 31, 2013 consisted of the following (in thousands):

	December 31,
			March 31, 2013
	2011	2012
			(unaudited)
Payroll and related expenses	$896	$3,357	$4,018
Accrued vacation	521	991	1,433
Professional services	17	268	466
Accrued credit cards	172	122	97
Early exercise of unvested stock options	110	451	616
Other accrued expenses	71	997	1,030

Total	$1,787	$6,186	$7,660

6.     OTHER INCOME (EXPENSE), NET

        Other income (expense), net for the years ended December 31, 2011, and 2012, and for the three months ended March 31, 2013, consist of the following (in thousands):

	December 31,
			March 31, 2013
	2011	2012
			(unaudited)
Gain (loss) on foreign translation	$—	$43	$(556)
Other non-operating income (loss), net	33	92	37

Total	$33	$135	$(519)

7.     DEBT

        Line of Credit—In April 2010, the Company entered into a loan and security agreement (the "Comerica Agreement"), with Comerica Bank ("Comerica"), to establish a revolving line of credit for working capital purposes. The maximum amount available for borrowing under the revolving line of credit, as amended in June 2012, is not to exceed the lesser of $25.0 million or an amount equal to 85% of certain eligible accounts. Eligible accounts exclude accounts that have aged over 90 days, including accounts in which 25% of the total account is aged over 90 days, and certain other accounts such as governmental, intercompany, employee and certain foreign accounts. The revolving line of credit has a maturity date of July 26, 2014 and may be repaid and redrawn at any time prior to the maturity date, at which time all advances are due and payable. Interest is charged at LIBOR, plus a 2.75% applicable margin, which equaled 3.25%, 2.99% and 2.95% as of December 31, 2011, December 31, 2012 and March 31, 2013, respectively. As of December 31, 2011 and 2012, and March 31, 2013, the Company had $3.9 million, $1.9 million and $1.9 million outstanding under the revolving line of credit, respectively.

        Term-Debt—In March 2012, the Company amended the original revolving line of credit to allow for growth capital advances up to $3.0 million. The Comerica Agreement was further amended in February 2013 to provide for growth capital advances of up to $15.0 million. Growth capital advances are payable in equal installments over a twenty-four month period ending on February 13, 2016. Interest on outstanding balances is charged at LIBOR, plus a 4.75% applicable margin, which equaled 4.99% and 4.95% as of December 31, 2012 and March 31, 2013, respectively. As of December 31, 2012 and March 31, 2013, the principal amount of $5.0 million and $15.0 million was outstanding under the loan.

Venture Debt

        In April 2010, the Company entered into a loan and security agreement (the "VLL Agreement") to provide for a growth capital loan of up to $1.0 million, which we drew in full concurrently upon entering into the VLL Agreement. The funds borrowed were used for general corporate purposes of the Company. The loan was payable in monthly installments of interest only for the first six months, and thereafter interest and principal was payable in 30 equal monthly installments. Interest accrued at a fixed rate of 13%. All receivables, equipment, fixtures, deposit accounts, investment property, and all other goods and personal property of the Company, whether tangible or intangible, were collateral on the loan. The Agreement contains certain conditions of default. As of December 31, 2011 and 2012, the principal amount of $0.5 million and $0.1 million was outstanding under the agreement.

        In March 2013, the Company repaid the VLL growth capital loan in full per the terms of the VLL Agreement, upon which VLL's security interest in the Company's collateral was released. As such, no amounts were outstanding under the VLL Agreement as of March 31, 2013. The agreement has been terminated upon full repayment.

Covenants

        As of December 31, 2012, the Company did not meet various financial and non-financial covenants under the Comerica Agreement. However, the Company subsequently obtained a waiver for each of the covenant violations. As of December 31, 2012, the Company was in breach of the covenant under the VLL Agreement requiring submission of monthly consolidated financial statements within 30 days of month end. As of March 31, 2013, the VLL Agreement had been terminated upon repayment. Hence the waiver was not required.

        The Company is required to maintain financial covenants with Comerica bank as follows:

        1. EBITDA: To maintain quarterly and annual EBITDA, which is defined with respect to any fiscal period as an amount equal to the sum of (i) consolidated net income (loss) in accordance with GAAP, after eliminating all extraordinary nonrecurring items of income, plus (ii) depreciation and amortization, income tax expense, total interest expense paid or accrued and non-cash stock-based compensation expense, less (iii) all extraordinary and non-recurring revenue and gains (including income tax benefits)

        2. Liquidity ratio: ratio of (i) the sum of all cash on deposit with Comerica and 85% of eligible receivables accounts to (ii) all funded debt under the Comerica Agreement must be 1.15:1.00, measured on a monthly basis.

        The terms also require us to comply with other non-financial covenants. As of March 31, 2013, the Company is in compliance with its convenants.

        Based on the Company's projections, it believes it will maintain compliance with its loan covenants, however if future operating results are less favorable than currently anticipated, it may need to seek further amendments to modify its loan covenants.

Warrants

        During 2010, in conjunction with entering into the Comerica Agreement, the Company issued a warrant to purchase 104,997 shares of the Company's Series A convertible preferred stock at $0.9286 per share.

        During 2010, in conjunction with the venture debt, the Company issued a warrant to purchase 161,533 shares of the Company's Series A convertible preferred stock at $0.9286 per share or shares of the Company's convertible preferred stock in the next round of financing.

Future Payments

        Future principal payments of long-term debt as of December 31, 2012, are as follows (in thousands):

2013	$1,988
2014	2,500
2015	625

Total	5,113
Less current portion of long-term debt	(1,988)

Long-term debt—net of current portion	$3,125

8.     STOCKHOLDERS' EQUITY

        Convertible Preferred Stock—Convertible preferred stock as of December 31, 2012 and March 31, 2013, consisted of the following (in thousands, except shares and per share data):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value(1)	Liquidation Preference
Series A	10,884,902	10,618,372	$0.9286	$9,788	$9,860
Series B	4,811,855	4,811,855	2.0782	9,935	12,500
Series C	1,116,030	1,116,030	5.8690	6,501	8,187
Series C-1	2,975,228	2,932,675	11.764	34,393	34,500

	19,788,015	19,478,932		$60,617	$65,063

(1)
Amounts are net of issuance costs.

        The rights, preferences and privileges of the convertible preferred stock are as follows:

        Voting—The holders of preferred stock are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is then convertible, except as otherwise required by law or as set forth in the amended and restated certificate of incorporation.

        Dividends—The holders of preferred stock are entitled to receive noncumulative dividends at a rate of 8% of the issue price ($0.07429, $0.16626, $0.46952 and $0.94112 per share per annum, respectively), whenever funds are legally available and when, as, and if, declared by the Company's board of directors (the "Board of Directors"). No dividend is to be paid on the common stock at a rate greater than the rate at which dividends are paid on the Preferred Stock (based on the number of shares of common stock into which the preferred stock is convertible on the date the dividend is declared). The dividend on the preferred stock is in preference to dividends paid on the common stock. To date, no such dividends have been declared.

        Liquidation Preference—In the event of any liquidation or winding-up of the Company, the holders of Series C-1 convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the other preferred or common holders, an amount of $11.7640 per share for each share of Series C-1 convertible preferred stock, as adjusted for any recapitalization events, plus the amount of any declared but unpaid dividends. If the distribution is insufficient to permit the payment to such holders of the full Series C-1 convertible preferred stock preference amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series C-1 convertible preferred stock, in proportion to the number of shares of Series C-1 convertible preferred stock held by each.

        After payment in full to the holders of the Series C-1 convertible preferred stock, the holders of Series C convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the other preferred or common holders, an amount of $7.33625 per share for each share of Series C convertible preferred stock, as adjusted for any recapitalization events, plus the amount of any declared but unpaid dividends. If the distribution is insufficient to permit the payment to such holders of the full Series C convertible preferred stock preference amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series C convertible preferred stock, in proportion to the number of Series C convertible preferred stock held by each.

        After payment in full to the holders of the Series C convertible preferred stock, the holders of Series B convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the other preferred or common holders, an amount of $2.59775 per share for each share of Series B convertible preferred stock, as adjusted for any recapitalization events, plus the amount of any declared but unpaid dividends. If the distribution is insufficient to permit the payment to such holders of the full Series B convertible preferred stock preference amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series B convertible preferred stock, in proportion to the number of Series B convertible preferred stock held by each.

        After payment in full to the holders of the Series B convertible preferred stock, the holders of Series A convertible preferred stock shall be entitled to receive, prior and in preference to any distribution to the common holders, an amount of $0.9286 per share for each share of Series A convertible preferred stock, as adjusted for any recapitalization events, plus the amount of any declared but unpaid dividends. If the distribution is insufficient to permit the payment to such holders of the full Series A convertible preferred stock preference amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series A convertible preferred stock, in proportion to the number of Series A convertible preferred stock held by each.

        After payment in full to the holders of Series C-1 convertible preferred stock, Series C convertible preferred stock, Series B convertible preferred stock and Series A convertible preferred stock, any remaining assets and funds of the Company legally available for distribution shall be distributed to the holders of common stock, ratably in proportion to the shares of common stock then held by each.

        Conversion—The preferred stock is convertible, at the option of the holder, at any time into shares of common stock. As of December 31, 2011 and 2012, the preferred stock was convertible into common stock on a one-for-one basis. The conversion price is subject to adjustment as provided below.

        The preferred stock automatically converts into common stock at the then-applicable conversion price in the event of an underwritten public offering of shares of common stock at a public offering price per share (net of underwriter's discounts, concessions, commissions and expenses) that would yield a valuation of the Company of at least $100.0 million and which would result in net proceeds to the company greater than $20.0 million (as adjusted for stock splits, dividends, recapitalizations and similar events). The preferred stock may also be converted upon the consent of a super majority of the holders of outstanding preferred stock; provided that the Series C-1 preferred stock shall not be converted without the consent of a majority of the holders of outstanding shares of series C-1 preferred stock.

        Protective Provisions—The conversion price of the preferred stock is subject to adjustment to prevent dilution in the event that the Company issues additional shares (other than shares or options issued to employees or consultants, lenders, suppliers, financial institutions, or in connection with the acquisition of a company or technology (in each case as approved by the Board of Directors)) at a purchase price less than the then-applicable conversion price. The conversion price is subject to adjustment on a broad-based weighted-average basis in the event of issuances below the then-applicable conversion price.

        Warrants—In April 2010, the Company issued a fully vested warrant to purchase 161,553 shares of Series A preferred stock at an exercise price of $0.9286 per share or shares of the Company's convertible preferred stock in the next round of financing. The warrant was issued in connection with the Company entering into a loan and security agreement. The warrant expires 10 years from the date of issuance. The fair value of the warrant at issuance was $22,000 based on the Company's option-pricing model, which approximates a binomial lattice model, using the weighted-average assumptions of 0% dividend yield, 70.5% volatility, risk-free interest rate of 3.96% and contractual life of 10 years. The warrant was outstanding as of December 31, 2012 and March 31, 2013.

        In April 2010, the Company issued a fully vested warrant to purchase 104,997 shares of Series A convertible preferred stock at an exercise price of $0.9286 per share. The warrant was issued in connection with the Company obtaining a line of credit. The warrant expires seven years from the date of issuance. The fair value of the warrant at issuance was $10,000 based on the Company's option-pricing model, which approximates a binomial lattice model, using the weighted-average assumptions of 0% dividend yield, 70.5% volatility, risk-free interest rate of 3.33% and contractual life of seven years. The warrants were outstanding as of December 31, 2012 and March 31, 2013.

        The Company will continue to adjust the convertible preferred stock warrant liability for changes in the fair value of the warrant until the earlier of the exercise of the warrants or the conversion of the underlying preferred stock into common stock, at which time the liability will be reclassified to stockholders' equity, or the expiration of the warrants.

        A reconciliation of the convertible preferred stock warrants measured and recorded at fair value can be found in Note 2. The Company determined the fair value of the warrants for each period using an option-pricing model with the following assumptions:

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
Expected dividend yield	—%	—%	—%	—%
Risk-free interest rate	0.25%	0.17%	0.27%	0.20%
Expected term (in years)	2.50	0.75	1.50	0.79
Expected volatility	58.3%	52.0%	56.3%	70.0%

        Reserved Shares of Common Stock—The Company's shares of capital stock reserved for issuance as of December 31, 2012 and March 31, 2013 were as follows:

	December 31, 2012	March 31, 2013
		(unaudited)
Series A redeemable convertible preferred stock	10,618,372	10,618,372
Series B redeemable convertible preferred stock	4,811,855	4,811,855
Series C redeemable convertible preferred stock	1,116,030	1,116,030
Series C-1 redeemable convertible preferred stock	2,932,675	2,932,675
Conversion of Series A convertible preferred stock warrants	266,530	266,530
Stock options outstanding	5,832,705	6,903,529
Stock options available for grant	14,738	22,248

Total shares reserved	25,592,905	26,671,239

        2008 Equity Incentive Plan—The 2008 Equity Incentive Plan (the "2008 Plan"), provides for the grant of incentive stock options and nonqualified stock options. The compensation committee of the Board of Directors has the authority to approve the employees and nonemployees to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; (iii) the option exercise price which, in the case of incentive stock options, must be at least 100% of the fair market value of the common stock as of the date of grant; and (iv) the duration of the option (which, in the case of incentive stock options, may not exceed 10 years). Options granted under the 2008 Plan generally vest over four years and expire no later than 10 years from the date of grant. As of December 31, 2011 and 2012, and as of March 31, 2013, 33,080, 14,738 and 22,248, respectively, were available for future grant under the 2008 Plan.

        Under the terms of the 2008 Plan, employees may be granted rights to exercise unvested options. Upon termination of service, an employee's unvested shares may be repurchased by the Company at the original purchase price. As of December 31, 2011 and 2012, and as of March 31, 2013, 170,543, 449,622 and 440,812 unvested shares, respectively, were subject to repurchase. During the years ended December 31, 2011 and 2012, the Company repurchased 6,250 and 8,959 shares of unvested stock, respectively.

        The following table summarizes option award activity:

	Number of Shares Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(in thousands)
Balance at January 1, 2011	1,797,283	$0.20	9.2	$135
Options granted (weighted average fair value of $0.75 per share)	1,799,350	0.92
Options exercised	(339,354)	0.59
Options forfeited	(449,917)	0.68

Balance at December 31, 2011	2,807,362	$0.55	8.9	$4,212
Options granted (weighted average fair value of $5.32 per share)	3,962,055	5.20
Options exercised	(747,658)	1.02
Options forfeited	(189,054)	1.64

Balance at December 31, 2012	5,832,705	$3.65	9.1	$44,073
Options granted (weighted average fair value of $9.17 per share)(*)	1,224,048	11.21
Options exercised(*)	(121,666)	2.01
Options forfeited(*)	(31,558)	2.39

Balance at March 31, 2013(*)	6,903,529	$5.03	9.0	$71,118

*
unaudited

	Number of Shares Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(in thousands)
Options vested and expected to vest—December 31, 2012	5,148,950	$3.58	9.0	$39,307
Options vested and exercisable—December 31, 2012	1,510,615	$1.97	8.2	$13,951
Options vested and expected to vest—March 31, 2013(*)	6,244,625	$4.92	9.0	$65,006
Options vested and exercisable—March 31, 2013(*)	1,842,822	$2.21	8.1	$24,172

*
unaudited

        Aggregate intrinsic value represents the difference between the Company's estimated fair value of its common stock and the exercise price of outstanding in-the-money options. The total intrinsic value of options exercised was approximately $0.1 million and $1.1 million for the years ended December 31, 2011 and 2012, respectively, and $1.2 million for the three months ended March 31, 2013.

        A summary of options outstanding and vested as of December 31, 2012, is as follows:

	Options Outstanding		Options Vested and Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Life (in Years)	Number Vested and Exercisable	Weighted- Average Life (in Years)
$0.13	50,000	6.0	50,000	6.0
$0.16	613,816	7.0	449,361	7.0
$0.27	603,634	7.9	327,622	7.9
$1.07	1,312,855	8.8	305,045	8.6
$2.97	308,250	9.5	250	9.5
$3.55	214,000	9.6	—	—
$6.58	2,730,150	9.9	378,337	9.9

	5,832,705	9.1	1,510,615	8.2

        Employee Stock-based Compensation—The fair value of options on the date of grant is estimated using the Black-Scholes option-pricing model using the single-option award approach with the weighted-average assumptions set forth below. Expected term represents the period that the Company's stock-based awards are expected to be outstanding and is determined based on the simplified method. Volatility is estimated using comparable public company volatility for similar option terms. The risk-free interest rate is determined using a U.S. Treasury rate for the period that coincides with the expected term.

        As the Company has never paid cash dividends, and at present, has no intention to pay cash dividends in the future, expected dividends are zero. Expected forfeitures are based on the Company's historical experience. The Company uses the straight-line method for expense recognition.

        The assumptions used to value stock-based awards granted to employees were as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
Expected term (years)	5.4–6.1	5.3–7.3	6.0–6.1	6.0–6.6
Volatility	56.1%–66.7%	61.2%–63.4%	62.9%	64.6%–64.9%
Risk-free interest rate	1.1%–3.1%	0.7%–1.2%	1.2%–1.2%	1.1%–1.3%
Dividend yield	—	—	—	—

        The following table summarizes the allocation of stock-based compensation and restricted stock for employees and non- employees in the accompanying consolidated statements of operations (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
	(in thousands)
			(unaudited)
Cost of revenue	$7	$37	$7	$27
Research and development	8	734	26	391
Sales and marketing	66	1,100	45	512
General and administrative	83	1,450	76	635

Total(*)	$164	$3,321	$154	$1,565

(*)
The table above includes the impact of the issuance of restricted stock at fair value.

        As of December 31, 2011 and 2012, and as of March 31, 2013, unamortized stock-based compensation expense related to unvested common stock options was $0.7 million, $12.5 million and $20.1 million respectively. The weighted-average period over which such stock-based compensation expense will be recognized is approximately 3.3 years.

        Options to Nonemployees—The Company did not grant any stock options to nonemployees for the years ended December 31, 2011 and 2012, or for the three months ended March 31, 2012. For the three months ended March 31, 2013, the Company granted options to purchase a total of 5,000 shares to nonemployees. The definition of an employee includes a nonemployee director of the Company.

        The Company recorded stock-based compensation expense for options issued to non-employees under the 2008 Plan of approximately $0 and $0.1 million for the years ended December 31, 2011 and 2012, respectively and $0 and $0.1 million for the three months ended March 31, 2012 and 2013, respectively. Options to nonemployees of 7,400 and 12,400 were outstanding as of December 31, 2012 and March 31, 2013, respectively.

        Restricted Stock—Pursuant to restricted stock purchase agreements, the Company issued a total of 68,815 and 13,571 shares for the year ended December 31, 2011 and 2012, respectively, and 7,821 and no shares for the three months ended March 31, 2012 and 2013, respectively.

9.     NET INCOME (LOSS) PER SHARE AND UNAUDITED PRO FORMA EARNINGS PER SHARE

        The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. Under the two-class method, in periods when the Company has net income, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, between common stock and the convertible preferred stock. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. The Company's basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, options to purchase common stock and preferred stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive. In contemplation of an initial public offering, the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2012, and for the three months ended March 31, 2013 which have been computed to give effect to the automatic conversion of the convertible preferred stock into shares of common stock as of the beginning of the respective period.

        Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period, less shares subject to repurchase, and excludes any dilutive effects of employee share based awards and warrants. Diluted net income per common share is computed giving effect to all potential dilutive common shares, including common stock issuable upon exercise of stock options, and unvested restricted common stock. As the Company had net losses for the years ended December 31, 2011 and 2012, and for the three months ended March 31, 2013 all potential common shares were determined to be anti-dilutive.

        The following table sets forth the computation of net loss per common share (in thousands, except per share amounts):

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
Net loss	$(4,325)	$(10,343)	$(1,610)	$(8,072)
Weighted-average shares used to compute basic and diluted net loss per share	7,600	8,024	7,878	8,298

Basic and diluted net loss per share	$(0.57)	$(1.29)	$(0.20)	$(0.97)

        The following securities were excluded from the calculation of diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
Convertible preferred stock	16,546	19,479	16,546	19,479
Employee stock options	2,797	5,830	2,991	6,904
Convertible preferred stock warrants	267	267	267	267

	19,610	25,576	19,804	26,650

        Unaudited Pro Forma Earnings Per Share—Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the Series A, Series B, Series C and Series C-1 convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. Also, the numerator has been adjusted to reverse the fair value adjustments related to the convertible preferred stock warrants as they will become warrants to purchase common stock and at such time will no longer require periodic revaluation.

        The following table presents the calculation of pro forma basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,	Three Months Ended March 31,
	2012	2013
		(unaudited)
Net loss	$(10,343)	$(8,072)
Pro forma adjustment to reflect change in fair value of preferred stock warrant liability	2,308	1,097

Pro forma net loss	$(8,035)	$(6,975)

Shares:
Weighted-average shares used to compute basic net loss per share	8,024	8,298
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock to occur upon consummation of the Company's expected initial public offering	19,479	19,479
Pro forma adjustment to reflect assumed conversion of warrants to acquire redeemable convertible preferred stock to occur upon consummation of the Company's expected initial public offering	161	161

Weighted-average shares used to compute basic and diluted pro forma net loss per share	27,664	27,938

Pro forma basic and diluted net loss per share	$(0.29)	$(0.25)

10.   INCOME TAXES

        The components of deferred tax assets as of December 31, 2011 and 2012, are as follows (in thousands):

        The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

        The following table presents domestic and foreign components of income (loss) before income taxes for the periods presented (in thousands):

	Years Ended December 31,
	2011	2012
Domestic	$(4,401)	$(10,637)
International	104	378

Total	$(4,297)	$(10,259)

        The components of income tax (expense) benefit are as follows (in thousands):

	Years Ended December 31,
	2011	2012
Current:
Federal	$—	$—
State	2	11
Foreign	26	73

Total provision	$28	$84

        The following table presents a reconciliation of the statutory federal rate and the Company's effective tax rate for the periods presented:

	Years Ended December 31,
	2011	2012
Tax benefit at federal statutory rate	34.00%	34.00%
State income taxes, net of federal effect	(0.04)	(0.07)
Foreign rate differential	0.04	0.54
Change in valuation allowance	(35.29)	(25.16)
Other non-deductible expenses	(4.16)	(9.90)
Other	4.72	(0.23)

Total provision	(0.73)%	(0.82)%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company's deferred tax assets and liabilities for the periods presented (in thousands):

	December 31,
	2011	2012
Deferred tax assets:
Tax credit carryforwards	$609	$843
Net operating loss carryforwards	6,142	8,377
Start-up costs	54	—
Accrued liabilities and allowances	566	2,292

Gross deferred tax asset	7,371	11,512
Valuation allowance	(5,647)	(8,831)

Net deferred tax assets	$1,724	2,681

Deferred tax liability:
Depreciation and amortization	(1,724)	(2,681)

Gross deferred tax liability	(1,724)	(2,681)

Net deferred tax assets (liabilities)	$—	$—

        A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes the Company's historical operating losses, lack of taxable income and the accumulated deficit, the Company provided a full valuation allowance against the deferred tax assets resulting from the tax loss and credits carried forward. As of December 31, 2012, the Company had net operating loss carryforwards of approximately $22.4 million for federal income taxes and $17.2 million for state income taxes. If not utilized, these carryforwards will begin to expire in 2029 for both federal purposes and state purposes.

        As of December 31, 2012, the Company had research and development credit carryforwards of approximately, $0.5 million and $0.9 million for federal and state income taxes, respectively. If not utilized, the federal carryforwards will begin to expire in various amounts beginning in 2029. The state tax credit can be carried forward indefinitely.

        Internal Revenue Code Section 382 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event that the Company had a change of ownership, utilization of the net operating loss and tax credit carryforwards may be restricted.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) for the years ended December 31, 2011 and 2012, is as follows (in thousands):

	December 31,
	2011	2012
Unrecognized benefit—beginning of period	$83	$184
Gross increases—prior year tax positions	—	10
Gross increases—current year tax positions	101	78

Unrecognized benefit—end of period	$184	$272

        The unrecognized tax benefits of $0.2 million as of December 31, 2012, would have no impact on the Company's effective tax rate if recognized.

        At December 31, 2012, the Company had no cumulative interest and penalties related to the uncertain tax position.

        The Company is currently unaware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviation in this estimate over the next 12 months.

        The Company's tax returns remain open to examination as follows: U.S. federal, 2009 through 2012; U.S. states, generally 2008 through 2012.

11.   COMMITMENTS AND CONTINGENCIES

        Operating Leases—The Company has operating lease agreements for office, research and development and sales and marketing space in the United States that expire at various dates, with the latest expiration date being April 20, 2018.

        The Company recognizes rent expense on a straight-line basis over the lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. Rent expense was $0.7 million and $1.6 million for the years ended December 31, 2011 and 2012, respectively, and $0.2 million and $0.7 million for the three months ended March 31, 2012 and 2013, respectively.

        Approximate remaining future minimum lease payments under these non-cancelable operating leases as of December 31, 2012, were as follows (in thousands):

Year ending December 31,	Future Payments
2013	$2,419
2014	2,392
2015	2,234
2016	4,052

$11,097

        Letter of Credit—As of December 31, 2011 and 2012, and as of March 31, 2013, the Company had irrevocable letters of credit outstanding in the amount of $0.1 million, $0.2 million and $0.2 million for the benefit of a landlord related to noncancelable facilities leases. The letters of credit have an expiration date of February 2017.

        Indemnification Agreements—In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements and thus there are no claims that the Company is aware of that could have a material effect on the Company's consolidated balance sheet, consolidated statement of operations, consolidated statements of comprehensive loss, or consolidated statements of cash flows.

12.   RETIREMENT PLANS

        The Company established a 401(k) plan to provide tax deferred salary deductions for all eligible employees. Participants may make voluntary contributions to the 401(k) plan, limited by certain Internal Revenue Service restrictions. The Company is responsible for the administrative costs of the 401(k) plan. The Company does not match employee contributions.

13.   SEGMENTS

        The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single operating and reportable segment. The following table summarizes total revenue generated through sales personnel employed in located in the respective locations (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2011	2012	2012	2013
			(unaudited)
North America	$43,415	$96,289	$15,521	$32,849
All Other Countries	1,237	10,300	1,102	5,363

Total revenue	$44,652	$106,589	$16,623	$38,212

        The following table summarizes total long-lived assets in the respective locations (in thousands):

	December 31,
			March 31, 2013
	2011	2012
			(unaudited)
North America	$4,736	$9,956	$11,427
All Other Countries	205	980	942

Total long-lived assets	$4,941	$10,939	$12,369

        As of December 31, 2011 and March 31, 2013, no single customer represented more than 10% of accounts receivable. As of December 31, 2012, one customer accounted for 10% of accounts receivable.

        During the years ended December 31, 2011 and 2012, no single customer represented more than 10% of revenue. During the three months ended March 31, 2012 and 2013, no single customer represented more than 10% of revenue.

14.   SUBSEQUENT EVENTS

        In April 2013, the Company drew an additional $5.0 million from its existing line of credit. As of May 23, 2013, a total of $6.9 million of the maximum advance amount of $25.0 million was outstanding under the line of credit.

        In May 2013, the Company amended and restated the certificate of incorporation to increase the total authorized common shares from 35,850,100 to 39,435,110.

        In May 2013, the Company increased the number of shares reserved for future grants under the 2008 Equity Incentive Plan by 1,743,000 shares of common stock.

******

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

ITEM 14.   Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

        On completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

        In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant will provide that:

  •
  The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant's request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  •
  The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

  •
  The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  •
  The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant's board of directors or brought to enforce a right to indemnification.

  •
  The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

  •
  The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

        The Registrant's policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

        These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act.

        The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.    Recent Sales of Unregistered Securities.

        During the last three years, the Registrant has issued the following unregistered securities:

Warrants

        In April 2010, the Registrant issued warrants to purchase an aggregate of 266,530 shares of its Series A preferred stock to a total of two accredited investors at an exercise price of $0.9286 per share.

Sales of Preferred Stock

        In August 2010, the Registrant sold an aggregate of 4,811,855 shares of its Series B preferred stock to a total of four accredited investors at a purchase price of $2.0782 per share, for an aggregate purchase price of approximately $10,000,000.

        In March 2011, the Registrant sold an aggregate of 1,116,030 shares of its Series C preferred stock to a total of five accredited investors at a purchase price of $5.869 per share, for an aggregate purchase price of approximately $6,550,000.

        From April 2012 to June 2012, the Registrant sold an aggregate of 2,932,675 shares of its Series C-1 preferred stock to a total of 11 accredited investors at a purchase price of $11.764 per share, for an aggregate purchase price of approximately $35,000,000.

Stock Option and Common Stock Issuances

        From April 1, 2010 through March 31, 2013, pursuant to the terms of our 2008 Equity Incentive Plan, or 2008 Plan, the Registrant granted to its officers, directors, employees, consultants and other service providers options to purchase an aggregate of 7,817,120 shares of common stock at exercise prices ranging from $0.16 to $11.21 per share.

        From April 1, 2010 through March 31, 2013, pursuant to the terms of our 2008 Plan, the Registrant granted to its officers, directors, employees, consultants and other service providers an aggregate of 104,774 shares of common stock in exchange for services.

        From April 1, 2010 through March 31, 2013, pursuant to the terms of our 2008 Plan, the Registrant issued and sold to its officers, directors, employees, consultants and other service providers an aggregate of 1,376,870 shares of common stock upon the exercise of options at exercise prices ranging from $0.13 to $6.58 per share, for an aggregate exercise price of $940,102.

        None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of (i) Section 4(2) of the Securities Act as transactions not involving a public offering or (ii) Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

ITEM 16.    Exhibits and Financial Statement Schedules

        (a) Exhibits. We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

        (b) Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on                        .

ROCKET FUEL INC.
By:	George H. John Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints George H. John and J. Peter Bardwick, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

George H. John	Co-Founder, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	, 2013
J. Peter Bardwick	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2013
Richard Frankel	Co-Founder, President and Director	, 2013
Susan L. Bostrom	Director	, 2013
Ronald E. F. Codd	Director	, 2013

Signature	Title	Date

William Ericson	Director	, 2013
John Gardner	Director	, 2013
Clark Kokich	Director	, 2013
Monte Zweben	Director	, 2013

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	*	Form of Underwriting Agreement.
3.1		Sixth Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect.
3.2	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.3		Bylaws of the Registrant, as currently in effect.
3.4	*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.
4.1	*	Form of the Registrant's common stock certificate.
5.1	*	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1		Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2	*	Warrant to Purchase Stock issued to Comerica Bank, dated as of April 7, 2010.
10.3		Loan and Security Agreement by and between the Registrant and Comerica Bank, dated as of April 7, 2010, as amended and currently in effect.
10.4	*
Lease, dated as of February 17, 2009, by and between 350 Marine Parkway LLC, Gillikin Trade LLC, Lewis Trade LLC, Spiegl Trade LLC, Welsh Trade LLC, and the Registrant, as amended and currently in effect.
10.5		The Registrant's 2008 Equity Incentive Plan, including form agreements, as amended and currently in effect.
10.6	*	The Registrant's 2013 Equity Incentive Plan, including form agreements, to be in effect upon completion of the offering.
10.7	*	The Registrant's 2013 Employee Stock Purchase Plan, including form agreements, to be in effect upon the completion of the offering.
10.8	*	Offer Letter between the Registrant and Monte Zweben, dated as of January 29, 2010.
10.9	*	Offer Letter between the Registrant and Clark Kokich, dated as of April 5, 2011.
10.10	*	Offer Letter between the Registrant and Ronald E.F. Codd, dated as of February 16, 2012.
10.11	*	Offer Letter between the Registrant and Susan L. Bostrom, dated as of February 4, 2013.
10.12	*	2012 Executive Compensation Plan for George H. John and Richard Frankel.
10.13	*	2012 MBO Policy for Abhinav Gupta.
10.14
Fourth Amended and Restated Investors' Rights Agreement, dated as of June 15, 2012, by and among the Registrant, George H. John, Richard Frankel, Abhinav Gupta and the investors listed on Exhibit A attached thereto.
10.15	*	Internap Master Services Agreement, by and between Internap Network Services Corporation and the Registrant, effective on or about March 9, 2009.
21.1	*	List of subsidiaries of the Registrant.
23.1	*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

Exhibit No.		Description of Exhibit
23.2	*	Consent of Deloitte & Touche LLP.
24.1		Power of Attorney (see page II-4).

*
To be filed by amendment. All other exhibits are filed herewith.